UNITED STATES
                      SECURITIES AND EXCHANGE
                            COMMISSION
                        Washington, D.C.
                            20549


                            SCHEDULE 13D
                  Under the Securities Exchange
                  Act of 1934 (Amendment No. 1   )*



                             NCC Industries, Inc.
                               (Name of Issuer)

                   Common Stock, par value $1.00 per share (Title
                        of Class of Securities)

                             628834 10 3
                           (CUSIP Number)

                                        With a copy to:
                                        Barry A. Adelman, Esq.
Mr. Frank Magrone                       Rubin Baum Levin Constant& Friedman,
165 Main Street                         30 Rockefeller Plaza
Cortland, NY  13045-5428                New York, NY 10112
(607) 756-2841                          (212) 698-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices an d Communications)

                                April 26, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule
13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                 SCHEDULE 13D
CUSIP NO.   628834 10 3
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Frank Magrone

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a)
                                                                         (b)
                                                                          x
3   SEC USE ONLY
4   SOURCE OF FUNDS (See Instructions)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF           7           SOLE VOTING POWER 0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8           SHARED VOTING POWER 0
             9           SOLE DISPOSITIVE POWER  0
            10           SHARED DISPOSITIVE POWER 0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       0
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                       0.0%

14  TYPE OF REPORTING PERSON (See Instructions)
                                       IN

Frank Magrone hereby amends and restates his statement on
Schedule 13D, dated August 8, 1986 (the "Statement") as follows:



Item 1.     Security and Issuer.

     This Statement relates to the Common Stock, par

value $1.00 per share (the "Common Stock") of NCC

Industries, Inc. (the "Company").  The Company's

principal executive offices are located at 165 Main

Street, Cortland, New York 13045-5428.

Item 2.     Identity and Background.

     This statement is filed by Frank Magrone who has a

business address at NCC Industries, Inc., 165 Main

Street, Cortland, New York  13045-5428.

   The present principal occupation of Mr. Magrone is

President and Chief Operating Officer of the Company.

     Mr. Magrone has not been convicted in a criminal

proceeding (excluding traffic violations or similar

misdemeanors) within the last five years.

     During the last five years, Mr. Magrone has not

been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which has

resulted in Mr. Magrone being subject to a judgment,

decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to,

federal or state securities laws or finding any

violation with respect to such laws.

     Mr. Magrone is a United States citizen.


Item 3.     Source and Amount of Funds or Other
     Consideration. The source of the purchase price paid by Mr. Magrone to the

Company on July 1, 1986 for the 250,000 shares of Common

Stock previously owned by Mr. Magrone was a loan made by

the Company to Frank Magrone in the principal amount of

$250,000.  Such loan was evidenced by a promissory note,

dated as of July 1, 1986, of Mr. Magrone to the Company,

and bore interest at a rate of 7.5% per annum.  Such loan

has been paid in full.





Item 4.     Purpose of Transaction.

     On April 26, 1995, each of Mr. Magrone, Triumph

International Overseas Limited (a Liechtenstein

corporation beneficially owning 3,670,779 shares of the

Common Stock; "Triumph") and Guenther Spiesshofer (the

beneficial owner of 3,692,279 shares of the Common Stock-

- -3,670,779 of which he is deemed to beneficially own by

virtue of the fact that he may be deemed to be a

controlling person of Triumph), pursuant to a Stock

Purchase Agreement (the "Stock Purchase Agreement") with

Maidenform Worldwide, Inc., a Delaware corporation

("Maidenform"), sold, transferred and delivered to

Maidenform all of the 4,042,479 shares of the Common

Stock owned by Mr. Magrone, Triumph and Mr. Spiesshofer

in exchange for an aggregate of approximately $9.8

million in cash and approximately 28% of the outstanding

capital stock of Maidenform having a value of

approximately $71,000,000, subject to adjustment upward,

based upon the earnings before interest and taxes of

Maidenform and the Company during the three-year period

commencing on January 1, 1995 through December 31, 1997,

in an amount not to exceed $5,500,000.

   As a result of the consummation of the transactions

contemplated by the Stock Purchase Agreement, (i)
Maidenform currently owns approximately 92% of the

outstanding shares of Common Stock, and (ii) Mr. Magrone,

Triumph and Mr. Spiesshofer ceased to be beneficial

owners of any shares of the Common Stock.

     Except as set forth above, Mr. Magrone has no plans

or intentions which would result in or relate to any of

the transactions described in subparagraphs (a)-(j) of

Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Mr. Magrone is not currently the beneficial owner of any

shares of the outstanding Common Stock.

  On April 26, 1995, each of Mr. Magrone, Triumph and Mr.

Spiesshofer, pursuant to the Stock Purchase Agreement

with Maidenform as described in Item 4 above, sold,

transferred and delivered to Maidenform all of the shares

of the Common Stock owned by Mr. Magrone, Triumph and Mr.

Spiesshofer in exchange for an aggregate of approximately

$9.8 million in cash and approximately 28% of the

outstanding capital stock of Maidenform having a value of

approximately $71,000,000, subject to adjustment upward,

based upon the earnings before interest and taxes of

Maidenform and the Company during the three-year period

commencing on January 1, 1995 through December 31, 1997,

in an amount not to exceed $5,500,000.



Item 6.   Contracts, Arrangements, Understandings or
      Relationships with Respect to Securities of the Issuer.

       Reference is made to Item 4 above for a discussion of the Stock Purchase Agreement with Maidenform pursuant to which Triumph, Mr. Spiesshofer and Mr. Magrone sold, transferred and delivered to Maidenform on April 26, 1995 all of the shares of the Common Stock owned by them.

Except as described in Item 4 above, there are no

contracts, arrangements, understandings or relationships

(legal or otherwise) between Mr. Magrone and any other

persons with respect to any securities of the Company.

       Inasmuch as Mr. Magrone is no longer the beneficial owner

of more than five percent of the outstanding shares of

Common Stock, he has no further reporting obligation

under Section 13(d) of the Securities Exchange Act of

1934, as amended, or the rules and regulations

promulgated by the Securities and Exchange Commission

thereunder.


Item 7.     Material to be filed as Exhibits.                             PAGE


                A.    Promissory Note, dated as of July
              1, 1986, in the principal amount of $250,000, of Frank
              Magrone to the Company.                                       *

              B.    Shareholders' Agreement, dated as
              of July 1, 1986, by and among Triumph
              International Overseas Limited, as
              successor to Triumph International (Hong
              Kong) Limited, a former Hong Kong B.C.C.
              Corporation, Frank Magrone and the
              Company.                                                      *

              C.    Stock Purchase Agreement, dated as
              of April 26, 1995, between Maidenform
              Worldwide, Inc., and Triumph International
              Overseas Limited, Guenther Spiesshofer and
              Frank Magrone.                                                *

 - Previously filed and incorporated herein by reference.

Signature.

       After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set

forth in this statement is true, complete and correct.

Dated: April 26, 1995

/s/ FRANK MAGRONE

FRANK MAGRONE

                         EXHIBIT INDEX
EXHIBIT     DESCRIPTION                                               PAGE

A.        Promissory Note, dated as of July 1, 1986, in the
          principal amount of $250,000, of Frank Magrone
          to the Company                                               *

B.        Shareholders' Agreement, dated as of July 1,
          1986, by and among Triumph International Overseas
          Limited, as successor to
          Triumph International (Hong Kong) Limited, a
          former Hong Kong B.C.C. Corporation, Frank
          Magrone and the Company                                      *

C.        Stock Purchase Agreement, dated as of April 26,
          1995, between Maidenform Worldwide, Inc., and
          Triumph International Overseas Limited, Guenther
          Spiesshofer and Frank Magrone                                11


 *previously filed and incorporated herein by reference.



807.18-IWD-04/28/95-1:14PM
                  STOCK PURCHASE AGREEMENT
                          Between
                 MAIDENFORM WORLDWIDE, INC.
                          As Buyer
                            and
           CERTAIN STOCKHOLDERS OF NCC INDUSTRIES, INC.
                            as Sellers

           ___________________________________
                 __ Dated as of April 26, 1995
           ___________________________________

                      TABLE OF CONTENTS                  Page
ARTICLE I DEFINITIONS                                      1

          SECTION 1.1  Definitions                         1
          SECTION 1.2  Interpretation                     10


ARTICLE II PURCHASE AND SALE; CLOSING                     11

          SECTION 2.1  Purchase and Sale of Purchased
          Shares                                          11
          SECTION 2.2  Consideration                      11
          SECTION 2.3  Closing                            11
          SECTION 2.4                                     12


ARTICLE III  REPRESENTATIONS AND WARRANTIES OF SELLERS    13

          SECTION 3.1  Status of the Purchased Shares     13
          SECTION 3.2  Title to the Purchased Shares      14
          SECTION 3.3  Authority Relative to this
          Agreement                                       14
          SECTION 3.4  No Conflicts; Consents             14
          SECTION 3.5  Corporate Existence and Power      15
          SECTION 3.6  Company Subsidiaries               15
          SECTION 3.7  Charter Documents and
          Corporate Records                               16
          SECTION 3.8  Capitalization                     17
          SECTION 3.9  Reports and Financial
          Statements                                      17
          SECTION 3.10  Liabilities                       18
          SECTION 3.11  Company Receivables               18
          SECTION 3.12  Inventories                       19
          SECTION 3.13  Absence of Certain Changes        19
          SECTION 3.14  Properties                        22
          SECTION 3.15  Contracts                         24
          SECTION 3.16  Intangible Property               27
          SECTION 3.17  Claims and Proceedings            28
          SECTION 3.18  Restrictions on Business
          Activities                                      29
          SECTION 3.19  Taxes                             29
          SECTION 3.20  Employee Benefits Plans           31
          SECTION 3.21  Officers, Directors and Key
          Employees                                       35
          SECTION 3.22  EmploymentRelated Matters         35
          SECTION 3.23  Potential Conflicts of Interest   36
          SECTION 3.24  Insurance                         36
          SECTION 3.25  Suppliers, Customers and
          Contractors                                     37
          SECTION 3.26  Compliance with Laws              37
          SECTION 3.27  Permits                           38
          SECTION 3.28  Environmental Matters             38
          SECTION 3.29  Finders; Fees                     39
          SECTION 3.30  Depositaries; Powers of
          Attorney, etc.                                  39
          SECTION 3.31  Acquisition for Investment        40
          SECTION 3.32  Disclosure                        40


ARTICLE IV   REPRESENTATIONS AND WARRANTIES OF BUYER      40
          SECTION 4.1  Buyer Common Stock                 40
          SECTION 4.2  Acquisition for Investment         40
          SECTION 4.3  Authority Relative to This
          Agreement                                       41
          SECTION 4.4  No Conflicts; Consents             41
          SECTION 4.5  Corporate Existence and Power      42
          SECTION 4.6  Subsidiaries                       42
          SECTION 4.7  Charter Documents                  43
          SECTION 4.8  Capitalization                     43
          SECTION 4.9  Financial Information              44
          SECTION 4.10  Liabilities                       44
          SECTION 4.11  Receivables                       45
          SECTION 4.12  Inventories                       45
          SECTION 4.13  Absence of Certain Changes        46
          SECTION 4.14  Title to Properties               48
          SECTION 4.15  Contracts                         51
          SECTION 4.16  Intangible Property               54
          SECTION 4.17  Claims and Proceedings            55
          SECTION 4.18  Restrictions on Business
          Activities                                      55
          SECTION 4.19  Taxes                             55
          SECTION 4.20  Employee Benefits Plans           57
          SECTION 4.21  Officers, Directors and Key
          Employees                                       61
          SECTION 4.22  Employment Related Matters        61
          SECTION 4.23  Potential Conflicts of
          Interest                                        62
          SECTION 4.24  Insurance                         62
          SECTION 4.25  Suppliers, Customers and
          Contractors                                     63
          SECTION 4.26  Compliance with Laws              63
          SECTION 4.27  Permits                           63
          SECTION 4.28  Environmental Matters             64
          SECTION 4.29  Finders; Fees                     65
          SECTION 4.30  Disclosure                        65


ARTICLE V COVENANTS AND AGREEMENTS                        65

          SECTION 5.1  Conduct of Business of Company     65
          SECTION 5.2  Conduct of Business of Buyer       67
          SECTION 5.3  Corporate Examinations and
          Investigations                                  68
          SECTION 5.4  Additional Financial
          Statements                                      69
          SECTION 5.5  Filings and Authorizations         70
          SECTION 5.6  Efforts to Consummate              70
          SECTION 5.7  Negotiations With Others           71
          SECTION 5.8  Notices of Certain Events          72
          SECTION 5.9  Public Announcements               72
          SECTION 5.10  Confidentiality                   73
          SECTION 5.11  Expenses.                         74
          SECTION 5.12  Tax Matters                       74
          SECTION 5.13  Restrictive Covenant.             75
     SECTION 5.14  Possible Future Ventures               77


ARTICLE VI  CONDITIONS TO CLOSING                         78
          SECTION 6.1  Conditions to the Obligations
          of Sellers and Buyer                            78
          SECTION 6.2  Conditions to the Obligations
          of Sellers                                      79
          SECTION 6.3  Conditions to the Obligations
          of Buyer                                        81

ARTICLE VII INDEMNIFICATION                               83

          SECTION 7.1  Survival of Representations
          and Warranties                                  83
          SECTION 7.2  Obligation of Sellers to
          Indemnify                                       84
          SECTION 7.3  Obligation of Buyer to
          Indemnify                                       84
          SECTION 7.4  Notice and Opportunity to
          Defend Third Party Claims                       85
          SECTION 7.5  Limits on Indemnification          86
          SECTION 7.6  Tax Impact                         87
          SECTION 7.7  Indemnity Sole Remedy              87


ARTICLE VIII   TERMINATION                                87

          SECTION 8.1  Termination                        87
          SECTION 8.2  Effect of Termination; Right
          to Proceed                                      88

ARTICLE IX  MISCELLANEOUS                                 89
          SECTION 9.1   Notices                           89
          SECTION 9.2   Entire Agreement                  91
          SECTION 9.3   Waivers and Amendments; Non-
          Contractual Remedies; Preservation of Remedies  91
          SECTION 9.4   Governing Law                     91
          SECTION 9.5   Consent to Jurisdiction and
          Service of Process                              92
          SECTION 9.6   Designated Buyer                  92
          SECTION 9.7   Binding Effect; No Assignment     92
          SECTION 9.8   Exhibits                          92
          SECTION 9.9   Severability                      93
          SECTION 9.10  Counterparts                      93



                         EXHIBITS


Exhibit A  -     List of Sellers
Exhibit B  -     Form of Legal Opinion of Counsel to Buyer
Exhibit C  -     Form of Legal Opinion of Counsel to Sellers
A.                    SELLER SCHEDULES

Schedule 3.1        Restrictions on Purchased Shares

Schedule 3.4        Seller Required Consents

Schedule 3.5        Jurisdictions in which Authorized to Transact Business

Schedule 3.6        Company Subsidiaries

Schedule 3.8        Capitalization

Schedule 3.10A      Certain Liabilities

Schedule 3.10B      Company Debt

Schedule 3.11       Certain Company Receivables

Schedule 3.13       Recent Developments

Schedule 3.14A      Company Real Property

Schedule 3.14B      Company Leased Tangible Property

Schedule 3.14C      Company Permitted Liens

Schedule 3.15       Contracts

Schedule 3.16       Company Intellectual Property Rights

Schedule 3.17       Claims and Proceedings

Schedule 3.19       Tax Matters

Schedule 3.20       Employee Benefit Plans

Schedule 3.22       Employment-Related Matters

Schedule 3.23       Potential Conflicts of Interest

Schedule 3.24       Insurance

Schedule 3.25A      Suppliers and Customers

Schedule 3.25B      Contractors

Schedule 3.27       Permits

Schedule 3.28       Environmental Matters

Schedule 3.30       Depositories; Powers of Attorney

Schedule 5.1        Certain Matters Prior to Closing

B.                    BUYER SCHEDULES

Schedule 4.4     Buyer Required Consents

Schedule 4.6     Buyer Subsidiaries

Schedule 4.8     Capitalization

Schedule 4.10A   Liabilities

Schedule 4.10B   Buyer Debt

Schedule 4.11    Certain Buyer Receivables

Schedule 4.13    Recent Developments

Schedule 4.14A   Buyer Real Property

Schedule 4.14B   Buyer Leased Tangible Property

Schedule 4.14C   Buyer Permitted Liens

Schedule 4.15    Contracts

Schedule 4.16    Buyer Intellectual Property Rights

Schedule 4.17    Claims and Proceedings

Schedule 4.19    Taxes

Schedule 4.9     Employee Benefit Plans

Schedule 4.22    Employment - Related Matters

Schedule 4.23    Potential Conflicts of Interest

Schedule 4.25A   Suppliers and Customers

Schedule 4.25B   Contractors

Schedule 4.28    Environmental Matters

Schedule 5.2     Certain Matters Prior to Closing

               STOCK PURCHASE AGREEMENT


  STOCK PURCHASE AGREEMENT dated as of April 26, 1995 between MAIDENFORM WORLDWIDE, INC., a Delaware corporation, and each of the security-holders listed on the signature page of this Agreement (each a "Seller" and collectively the "Sellers"):
                   W I T N E S S E T H:
WHEREAS, each Seller owns the number of shares of Common
Stock, par value $1.00 per share (the "Company Common
Stock"), set out in Exhibit A next to the name of such Seller under the caption "Total Number of Purchased
Shares" (collectively, the "Purchased Shares"), which
Purchased Shares constitute approximately 92% of the issued and outstanding shares of capital stock of NCC Industries, Inc., a Delaware corporation (the "Company"); and
  WHEREAS, each Seller desires to sell and Maidenform
Worldwide, Inc. desires to purchase all of the Purchased
Shares owned by such Seller on the terms and subject to the conditions set forth herein; NOW, THEREFORE, in consideration of the mutual promises,covenants and other agreements contained herein, the parties hereby agree as follows:
                                   DEFINITIONS
      Definitions. (a) The following terms, as used herein, have the following meanings:

  "Acquisition Proposal" shall mean any proposal for the acquisition of, or merger or other business combination involving the Company or any Company Subsidiary or the sale of the Purchased Shares or the sale of any equity interest in, or a substantial portion of the Assets of, the Company or any Company Subsidiary, other than the transactions contemplated by this Agreement.

  "Affiliate" of any person means any other person directly or indirectly through one or more intermediary persons, controlling, controlled by or under common control with such person.

  "Agreement" or "this Agreement" shall mean, and the words "herein", "hereof" and "hereunder" and words of similar import shall refer to, this agreement as it from time to time may be amended.

  "Ancillary Agreements" shall mean the following instruments to be entered on the Closing Date: (i)
Retirement Agreement between Maidenform, Inc. and Robert
A. Brawer with a guaranty appended thereto of Buyer;
(ii) Employment Agreement between Maidenform, Inc. and
Elizabeth J. Coleman with a guaranty appended thereto of Buyer; (iii) Employment Agreement between Maidenform,
Inc. and Catherine C. Brawer with a guaranty appended thereto of Buyer; (iv) Employment Agreement between
Maidenform, Inc. and Magrone with a guaranty appended thereto of Buyer; (v) Purchase Agreement between Robert
A. Brawer and Buyer with a guaranty appended thereto of Maidenform, Inc.; and (vi) Call Agreement by and among the stockholders of Buyer other than Triumph, Spiesshofer and Magrone.

  "Assets" shall mean properties, rights, interests and assets of every kind, real, personal or mixed, tangible and intangible.

  "Audit" or "audited" when used in regard to financial statements shall mean an examination of the financial statements by a firm of independent certified public accountants in accordance with generally accepted auditing standards for the purpose of expressing an opinion thereon.

 "Business" in relationship to any person shall mean the business currently conducted by such person.

  "Business Day" shall mean each Monday, Tuesday,
Wednesday, Thursday and Friday which is not a day on which banking institutions in the Borough of Manhattan, the City of New York, are authorized or obligated by law or executive order to close.

 "Buyer" shall mean Maidenform Worldwide, Inc., a
Delaware corporation and the successor by operation of law to Maidenform Worldwide, Inc., a New York corporation (the "Predecessor"). Unless specifically stated otherwise, references herein to "Buyer" shall include the Predecessor.

  "Buyer Balance Sheet" shall mean the consolidated balance sheet of Buyer included in its audited financial statements as at and for the fiscal year ended December
31, 1994.

"Buyer Balance Sheet Date" shall mean December 31, 1994.

 "Buyer Common Stock" shall mean Buyer's Class A shares of Common Stock, par value $.01 per share, entitling the holders thereof to ten votes per share.

  "Certificate of Incorporation" shall mean, in the case of Buyer, its Restated Certificate of Incorporation, dated the date hereof, and, in the case of any other corporation, the certificate of incorporation, articles of incorporation or charter of a corporation, howsoever denominated under the laws of the jurisdiction of its incorporation.

  "Close of Business" on any given date shall mean 5:00 p.m., Eastern Time, on such date; provided, however, that if such date is not a Business Day, "Close of Business" shall mean 5:00 p.m., Eastern Time, on the next succeeding Business Day.

  "Company Balance Sheet" shall mean the consolidated balance sheet of the Company included in its audited financial statements as at and for its fiscal year ended
December 31, 1994.

"Company Balance Sheet Date" shall mean December 31,
1994.

  "Company Merger" shall mean (i) a merger of the Company with and into Buyer or one of Buyer's
Affiliates; (ii) a merger of Buyer or one of Buyer's
Affiliates with and into the Company; (iii) any other consolidation or business combination between the Company and Buyer or one of Buyer's Affiliates and (iv) any one of the foregoing transactions involving any Company Subsidiary.

  "Contingency" with respect to a person shall mean any unasserted Liability of which there is a reasonable possibility of assertion and with respect to which the possibility of such person incurring a Liability materially adverse to the Condition of the Business or the Condition of Buyer, as applicable, is not remote.

  "Contract" shall mean any contract, agreement, indenture, note, bond, lease, conditional sale contract, mortgage, license, franchise, instrument, commitment or other binding arrangement.

  "Contractor" shall mean a person retained to design, cut, assemble, produce or package products.

 "Code" shall mean the Internal Revenue Code of 1986, as amended.

The term "control", with respect to any person, shall mean the power to direct the management and policies of such person, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other persons by or through stock ownership, agency or otherwise; and the terms "controlling" and "controlled" shall have meanings correlative to the foregoing.

  "Environmental Laws" shall mean any and all statutes, laws (including case law), codes, regulations, ordinances, rules, judgments, orders, decrees, franchises, licenses, agreements or any other requirement or restriction promulgated, imposed, enacted or issued by any federal, state, local and foreign
Governmental Bodies relating to human health or the environment, including the emission, discharge or Release of pollutants, contaminants, Hazardous
Substances or wastes into the environment (which includes, without limitation, ambient air, surface water, ground water, or land), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, Hazardous Substances or wastes or the cleanup or other remediation thereof.
"Environmental Laws" shall include but not be limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. 9601, et seq.), as amended by the Superfund Amendments and Reauthorization
Act of 1986 (42 U.S.C.  9601, et seq.) as amended
("CERCLA"); the Resource Conservation and Recovery Act of 1976, as amended (42 U.S.C. 6901, et seq.); the Clean Water Act (Water Pollution Control Act), as amended (33 U.S.C. 1251, et seq.); the Clean Air Act, as amended
(42 U.S.C. 7401, et seq.); the Insecticide, Fungicide and Rodenticide Act, Pesticide Act of 1978, as amended (7 U.S.C. 136, et seq.);
the Toxic Substances Control Act of 1976, as amended (15 U.S.C.
2601 et seq.) the Safe Drinking Water Act (42 U.S.C. 300(f) et seq.) as amended; and the Hazardous Materials Transportation Control Act (49 U.S.C. 1801 et seq.).

  "Environmental Liabilities" shall mean all Liabilities arising from, relating to, or otherwise in connection with the Company Real Property or Buyer Real Property, as applicable, which (i) arise under or relate to Environmental Laws and (ii) arise from or relate in any way to actions occurring or conditions existing on or prior to the Closing Date, including but not limited to Third Party Claims and Regulatory Actions.
  "Environmental Permits" with respect to a person shall mean those material Permits required by such person in connection with its Business or the use and operation of the real property owned or leased by it.
"ERISA" shall mean the Employee Retirement Income
Security Act of 1974, as amended.
  "ERISA Group" shall mean all persons which are treated as being under common control or as a single employer with the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries, as applicable, under Section
414(b), (c), (m) or (o) of the Code.
  "GAAP" shall mean generally accepted accounting principles in effect on the date hereof as set forth in the opinions and pronouncements of the Accounting
Principles Board of the American Institute of Certified
Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.
  "Hazardous Substances" shall mean any dangerous, toxic, radioactive, caustic or otherwise hazardous material, pollutant, contaminant, chemical, waste or substance defined, listed or described as any of such in or governed by any Environmental Law, including but not limited to ureaformaldehyde, polychlorinated biphenyls, asbestos or asbestos-containing materials, nuclear or radioactive fuel or waste, radon, explosives, known carcinogens, petroleum and its derivatives, petroleum products, or any other waste, material, substance, pollutant or contaminant having any constituent elements displaying any of the foregoing characteristics, or which might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Company Real Property or Buyer Real
Property, as applicable, to any Regulatory Actions or Third Party Claims.
  "HSR Act" shall mean the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended.

  "IRS" shall mean the Internal Revenue Service.

  "Knowledge" with respect to (a) any individual shall mean actual knowledge and (b) any corporation shall mean the actual knowledge of the directors and the executive officers of such corporation; and "knows" has a correlative meaning.

  "Liability" shall mean any direct or indirect indebtedness, liability, assessment, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, actual or potential, contingent or otherwise (including any liability under any guaranties, letters of credit or performance credits), of a kind required by GAAP to be set forth on a financial statement or in the notes thereto.

  "Lien" shall mean, with respect to any Asset, any mortgage, lien (including mechanics, warehousemen, laborers and landlords liens), claim, pledge, charge, security interest, preemptive right, right of first refusal, option, judgment, title defect, or encumbrance of any kind in respect of or affecting such Asset.

 "Magrone" shall mean Frank Magrone, one of the Sellers.

  "Multiemployer Plan" shall mean a multiemployer plan
(as defined in Section 4001(a)(3) of ERISA) to which any ERISA Group member makes, or is obligated to make, contributions for which there may be any liability.

"1934 Act" shall mean the Securities Exchange Act of
1934, as amended, and all rules and regulations promulgated thereunder.

  "1933 Act" shall mean the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder.

  "PBGC" shall mean the Pension Benefit Guaranty
Corporation or any entity succeeding to any or all of its functions.

  "Pension Plan" shall mean a pension plan (as defined in Section 3(2) of ERISA) which the Company or any of its Subsidiaries or the Buyer or any of its Subsidiaries, as applicable, sponsors, maintains or to which the Company or any of its Subsidiaries or the Buyer or any of its Subsidiaries, as applicable, makes or is obligated to make contributions.

The term "person" shall mean an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity, including a government or political subdivision or an agency or instrumentality thereof.

 "Plan" shall mean any employee benefit plan (as defined in Section 3(3) of ERISA), severance bonus or other incentive compensation, vacation, change of control, stock option, stock appreciation right, service award, company car, club membership, relocation, educational assistance, patent award, employee loan, policy, practice or arrangement, employment or consultancy as to which the Company or any of its Subsidiaries or Buyer or any of its Subsidiaries, as applicable, sponsors, maintains or makes or is obligated to make contributions or payments or for which there may be any liability.

  "412 Plan" shall mean a pension plan (as defined in Section 3(2) of ERISA) which any member of the applicable ERISA Group sponsors or maintains, and is covered under Section 412 of the Code.

  "Recapitalization Transactions" shall mean, collectively, the following transactions which are also described in Schedule 5.2 of Buyer's Schedules: (i) the reincorporation merger on or prior to the date hereof of the Predecessor into Buyer (the "Reincorporation
Merger"); (ii) the redemption prior to the date hereof by the Predecessor of 88,697 Class B shares of its common stock for a price of $3,050,112; (iii) the merger prior to the date hereof of Chranima, Inc., a New York corporation, with and into the Predecessor; (iv) the payment prior to the date hereof of a dividend by the Predecessor in the amount of $2,456,000; (v) the redemption prior to the date hereof by Elizabeth Needle
Craft, Inc., a New York corporation, of its shares of nonvoting preferred stock; (vi) the transfer of shares
(but not the registration of such transfer) on or prior to the date hereof held by Robert A. Brawer in Maidenform (UK) Limited and Creaciones Textiles de
Merida, S.A. de C.V. to a nominee of Maidenform, Inc.
and (vii) the filing on the date hereof of Buyer's
Certificate of Incorporation to reclassify its capital stock and make other changes to its Certificate of Incorporation.

  "Regulatory Actions" shall mean any claim, demand, action, suit or proceeding brought or instigated by any Governmental Body in connection with any Environmental
Law, including, without limitation, civil, criminal and/or administrative proceedings, and whether or not seeking costs, damages, penalties or expenses.

  "Release" shall mean the intentional or unintentional, spilling, leaking, disposing, discharging or disturbance of, or emitting, depositing, injecting, leaching, escaping, or any other release or threatened release to or from, however defined, any Hazardous Substance in violation of any Environmental Law.

  "Reportable Event" shall mean any of the events described in Section 4043(b)(1), (2), (3), (5), (6), (8)
or (9) of ERISA.

  "SEC" shall mean Securities and Exchange Commission.

  "Sellers' Accountants" shall mean Coopers & Lybrand
L.L.P., independent certified public accountants, or such other "Big 6" accounting firm selected by Sellers.

  "Spiesshofer" shall mean Guenther Spiesshofer, one of the Sellers.

  "Stockholders' Agreement" shall mean the Stockholders'
Agreement among the Buyer and all its stockholders to be entered into on the Closing Date after the consummation of the Recapitalization Transactions and upon the acquisition by Sellers of Buyer Common Stock.

  "Subsidiary" as to any person shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly through one or more intermediaries, or both, by such person.

  "Tax" (including, with correlative meaning, the terms
"Taxes" and "Taxable") shall mean (i) any net income, gross income, gross receipts, sales, use, ad valorem, transfer, transfer gains, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits tax, alternative or add-on minimum tax, customs duty or other tax, fee, assessment or charge of any kind whatsoever (including but not limited to taxes assessed to real property and water and sewer rents relating thereto), together with any interest and any penalty, addition to tax or additional amount imposed by any Governmental Body (domestic or foreign) responsible for the imposition of any such tax (a "Taxing Authority"), with respect to the Company, any Company Subsidiary or the Company Real Property (or the transfer thereof) or Buyer or any Buyer Subsidiary, as applicable; (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of the Company or any Company Subsidiary or Buyer or any Buyer Subsidiary, as applicable, being a member of an affiliated or combined group with any other corporation at any time on or prior to the Closing Date and (iii) any liability of the Company or any Company
Subsidiary or Buyer or any Buyer Subsidiary, as applicable, for the payment of any amounts of the type described in the immediately preceding clause (i) as a result of a contractual obligation to indemnify any other person.

  "Taxable Year" with respect to a person shall mean, with respect to any Tax of such person, the calendar or fiscal year, or shorter period, for which the Tax is computed and the Tax return for such Tax is made.

  "Third Party Claims" shall mean any claim, action, demand, suit or proceeding (other than Regulatory
Actions) based on negligence, trespass, strict liability, nuisance, toxic tort or detriment to human health or welfare and, with respect to any of the foregoing, due to Release or other contamination or alleged contamination, or other violation of Environmental Law and whether or not seeking costs, damages, penalties or expenses brought by any person or entity other than a Governmental Body.
  "Triumph" shall mean Triumph International Overseas
Limited, a Liechtenstein corporation and one of the Sellers.
  "Transaction Documents" shall mean, collectively, this Agreement, the Stockholders' Agreement, and each of the other agreements and instruments to be executed and delivered by all or some of the parties hereto in connection with the consummation of the transactions contemplated hereby.
  "Unfunded Pension Liability" shall mean, as of any determination date, the amount, if any, by which the present value of all accrued benefits under a Plan subject to Title IV of ERISA exceeds the fair market value of all assets of such plan all determined using the actuarial assumptions set forth in the Plan.
 The term "voting power" when used with reference to the capital stock of, or units of equity interests in, any person shall mean the power under ordinary circumstances
(and not merely upon the happening of a contingency) to vote in the election of directors of such person (if such person is a corporation) or to participate in the management and control of such person (if such person is not a corporation). "Welfare Plan" shall mean an employee welfare benefit plan within the meaning of Section 3(1) of ERISA.
"Withdrawal Liabilities" shall mean the amount of liability determined or which may be determined pursuant to Section 4201 of ERISA with respect to a Multiemployer
Plan.
          (a)         The following terms are defined in
the following sections of this Agreement:

  Term                               Section
  Asserted Liability                 7.4(a)
  Authorized Agent                   9.5
  Brawer Stock Sale Agreement        6.1(e)
  Buyer's Accountants                2.4(c)
  Buyer Debt                         4.10(b)
  Buyer ERISA Group Plans            3.20(a)
  Buyer Intellectual Property Rights 4.16(a)
  Buyer Products                     4.17
  Buyer Proposed Contracts           4.15(c)
  Buyer Real Property                4.14(a)
  Buyer Receivables                  4.11
  Buyer Required Consents            4.4
  Buyer Returns                      4.19(a)
  Buyer Subsidiary                   4.6(a)
  Buyer Tangible Property            3.14(b)
  Claims                             3.17
  Claims Notice                      7.4(a)
  Closing                            2.3
  Closing Date                       2.3
  Company                            Recital
  Company Common Stock               Recital
  Company Debt                       3.10(b)
  Company Intellectual Property
    Rights                           3.16
  Company Leased Real Property       3.14(a)
  Company Owned Real Property        3.14(a)
  Company Permitted Liens            3.14(d)
  Company Products                   3.17
  Company Proposed Contracts         3.15(c)
  Company Real Property              3.14(a)
  Company Returns                    3.19
  Company Subsidiary                 3.6(a)
  Company Tangible Property          3.14(b)
  Condition of the Business          3.5
  Condition of Buyer                 4.5
  Contemplated Transactions          3.3
  Contingencies                      3.10(a)
  Designated Buyer                   9.6
  Governmental Bodies                3.26
  Indemnifying Party                 7.4(a)
  Indemnitee                         7.4(a)
  Laws                               3.26
  Losses                             7.2
  Orders                             3.26
  Permits                            3.27
  Pre-Closing Tax Period             3.19(b)
  Purchase Price                     2.2
  Purchased Shares                   Recital
  Representatives                    5.3
  Restrictive Covenants              5.13(c)
  Restricted Period                  5.13(a)(i)
  Seller ERISA Group Plans           4.20(a)
  Seller Permitted Liens             4.14(d)
  Seller Required Consents           3.4
  Seller Tangible Property           4.14(b)
  Sellers                            Recital
  Stipulated Amount                  7.5(a)
  WARN                               3.22

       Interpretation. Unless the context otherwise requires, the terms defined in Section 1.1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. All accounting terms defined in Section 1.1, and those accounting terms used in this Agreement not defined in
Section 1.1, except as otherwise expressly provided herein, shall have the meanings customarily given thereto in accordance with GAAP. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The use of the neuter gender herein shall be deemed to include the masculine and feminine genders wherever necessary or appropriate, the use of the masculine gender shall be deemed to include the neuter and feminine genders and the use of the feminine gender shall be deemed to include the neuter and masculine genders wherever necessary or appropriate.


                      PURCHASE AND SALE; CLOSING
       Purchase and Sale of Purchased Shares. Subject to the terms and conditions set forth herein, each Seller severally agrees to sell, transfer and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from each Seller, the Purchased Shares of such Seller.


       Consideration. Subject to the terms and conditions set forth herein, the purchase price (the
"Purchase Price") payable by Buyer for the Purchased
Shares shall be payable on the Closing Date to the Sellers in cash and/or in shares of Buyer Common Stock, as indicated below. The cash portion of the Purchase
Price shall be payable by wire transfer of immediately available funds to accounts designated by Sellers by written notice given to Buyer at least two (2) Business
Days prior to the Closing Date.

   Name of         Cash       Number of shares of Buyer
    Seller      portion of             Common
                 Purchase    Stock to be issued to such
                   Price               Seller
Triumph and     $26,860,496                    81,925.17
Spiesshofer
Magrone           2,891,010                     7,155.83
Total           $29,751,506                    89,081.00

       Closing. The closing (the "Closing") of the purchase and sale of the Purchased Shares hereunder shall take place at the offices of Baer Marks & Upham, 805 Third Avenue, New York, New York at 10:00 a.m., local time, on the date hereof (the time and date of the Closing being hereinafter called the "Closing Date").
All transactions consummated at the Closing shall be deemed to have taken place simultaneously.
       Purchase Price Adjustment.  (a)  The Purchase
Price payable to Triumph shall be increased by an amount
(the "Adjustment"), if any, equal to 45% of the excess, if any, of $110,880,000 over the sum of (i) the aggregate cumulative consolidated earnings before interest and taxes ("EBIT") of Buyer and its Subsidiaries for the three-year period commencing
January 1, 1995 and ending December 31, 1997 (the "Three-
Year Period"), plus (ii) the consolidated EBIT for the Company and the Company Subsidiaries for the period from January 1, 1995 through the Closing Date, provided that
(A) the amount of the Adjustment shall not exceed
$5,500,000 and (B) the Adjustment shall be reduced by an amount equal to 8 1/2% of the excess, if any, of $436,152,000 over the "NCC Net Sales" (determined as provided in sub-sections (b) and (c) below) during the Three-Year Period. The amount, if any, payable to Triumph pursuant to the provisions of this Section 2.4
(a) shall be paid not later than April 30, 1998.

          (a)         In the event of the consummation of a
Company Merger, Buyer will operate the Company as a separate sales division and will maintain separate books and records for such division so that the determination of NCC Net Sales will be auditable. As used in this
Section 2.4(b), the Company, or if the Company is operated as a separate sales division of Buyer such division, is referred to herein as the "NCC Division". For purposes hereof, "NCC Net Sales" shall mean the total net sales (determined in accordance with GAAP, consistently applied from year to year) of the NCC Division to unaffiliated entities as well as intercompany sales of the NCC Division to other divisions of Buyer. To the extent intercompany NCC Net
Sales include sales of the NCC Division to other divisions of Buyer that are not made on an arms-length basis, intercompany sales of the NCC Division to other divisions of Buyer shall be recomputed on a basis as if such sales were on terms which were no less favorable to the NCC Division than the terms of sales by the Company to Buyer or an Affiliate thereof prior to Closing and shall be priced on an arms-length basis. With respect to sales made by the NCC Division to outlet stores of Maidenform, Inc. such pricing, consistent with past practice, shall be on a "close-out" basis.
          (b)         The EBIT of Buyer and NCC Net
Sales shall each be determined by the independent certified public accountants engaged by Buyer with respect to the applicable calendar year for which the determination is made (the "Buyer's Accountants") and shall be based upon Buyer's audited consolidated financial statements for the respective calendar year.
The EBIT of the Company and Company Subsidiaries and the NCC Net Sales for the period from January 1, 1995 through the Closing Date shall be based on reviewed financial statements of the Company for such period and shall be determined by Buyer's Accountants. The Buyer's
Accountants shall determine the elements included in EBIT in accordance with GAAP, consistently applied from year to year; and shall compute EBIT on a basis consistent with the methodology used in formulating the projections included as Exhibit 3 in the Appraisal of the Capital Stock of Maidenform Worldwide, Inc. and NCC
Industries, Inc. as of November 30, 1994 prepared by
Core States Investment Banking. Within 120 days after the end of the respective calendar year, Buyer shall deliver to Sellers a copy of the EBIT of Buyer and NCC
Net Sales computations of Buyer's Accountants for the respective calendar year.
          (c)         If Triumph does not agree with the
determinations made by Buyer's Accountants, in accordance with the provisions of Section 2.4(c), and Triumph and Buyer are unable to resolve such disagreements within 30 days after receipt of such determinations, or such longer period as the parties may mutually agree upon, the matters in dispute shall be referred for settlement to KPMG Peat Marwick LLP, independent certified public accountants, or such other
"Big 6" accounting firm as may be mutually agreed upon (the "Accounting Firm"). Promptly thereafter, the
Accounting Firm shall review the matters in dispute (the
"Disputed Matters") and make any adjustments necessary to EBIT and NCC Net Sales over the relevant periods.
Each of Triumph and Buyer will make available to the Accounting Firm all information reasonably requested by the Accounting Firm in connection with such review. All written communications to or from the Accounting Firm by one party shall be furnished simultaneously to the other party, and each party shall be afforded reasonable opportunity to participate in all non-written communications with the Accounting Firm in connection with such review. Any determination by the Accounting
Firm pursuant to this Section 2.4(d) shall be delivered by the Accounting Firm to Triumph and Buyer and shall be final, conclusive and non-appealable. Triumph, on the one hand, and Buyer on the other hand, shall bear the fees and expenses of the Accounting Firm in equal shares.

         REPRESENTATIONS AND WARRANTIES OF SELLERS
  Each of Spiesshofer and Magrone, severally, as to the matters relating to himself and the Purchased Shares owned by him referred to in Sections 3.1, 3.2, 3.3, 3.4 and 3.31 (it being understood and agreed that neither
Spiesshofer nor Magrone is making any representations or warranties as to any other Section of this Agreement), and Triumph as to all matters referred to in this
Article III, represent and warrant to Buyer that:


       Status of the Purchased Shares. Except as set forth on Schedule 3.1, the Purchased Shares are subject to no restrictions on transferability other than restrictions imposed by (a) the 1933 Act and (b) applicable state securities Laws. Except as set forth on Schedule 3.1, there are no outstanding options, warrants, calls, preemptive rights, rights of first refusal, or other rights to purchase or acquire from any Seller, or any plans, contracts or commitments providing for the issuance of, or the granting of rights to any Seller to acquire: (i) any capital stock of the Company or (ii) any securities convertible into or exchangeable for any capital stock of the Company. No Seller is contractually obligated or entitled to repurchase or otherwise acquire any outstanding shares of capital stock of the Company.
       Title to the Purchased Shares. Except as set forth on Schedule 3.1, each Seller owns and holds title to such Seller's Purchased Shares free and clear of any Lien of any kind. At the Closing, Buyer will acquire title to such Seller's Purchased Shares, free and clear of any Lien of any kind other than Liens created by Buyer.
       Authority Relative to this Agreement.  Each
Seller has full power, capacity and authority to execute and deliver this Agreement and each other Transaction
Document to which he or it is a party and to consummate the transactions contemplated hereby and thereby (the
"Contemplated Transactions"). The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which such Seller is a party have been duly and validly authorized by each Seller and no other proceedings on the part of any Seller (or any other person) are necessary to authorize the execution and delivery by such Seller of this Agreement or the consummation of the Contemplated
Transactions to which such Seller is a party. This
Agreement has been duly and validly executed and delivered by each Seller, and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of such Seller enforceable against such Seller in accordance with its terms except as such obligations and their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought
(whether at law or in equity).
       No Conflicts; Consents. The execution, delivery and performance by each Seller of this Agreement and each other Transaction Document to which he or it is a party, the consummation of the Contemplated Transactions to which such Seller is a party or the contemplated change of control of the stock ownership of the Company, will not (i) violate any provision of the Certificate of Incorporation or By-laws (or comparable instruments) of Triumph, the Company or any of the Company Subsidiaries;
(ii) require the Sellers, the Company or any of the Company Subsidiaries to amend any Contract, obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental
Body or any other person, except for compliance with the HSR Act and as set forth on Schedule 3.4 (the "Seller
Required Consents"); (iii) if the Seller Required Consents are obtained, violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which any Seller, the Company or any of the Company Subsidiaries is a party or by or to which any of them or any of their Assets may be bound or subject, or result in the creation of any Lien upon the Purchased
Shares or upon the properties of the Company or any of the Company Subsidiaries pursuant to the terms of any such Contract other than such violations, conflicts, breaches, modifications, terminations, rights to terminate, defaults or Liens that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business; (iv) if the Seller
Required Consents are obtained, violate any Law or Order of any Governmental Body against, or binding upon, any Seller, the Company or any of the Company Subsidiaries or upon their respective Assets or Business other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business; (v) if the Seller Required
Consents are obtained, violate or result in the revocation or suspension of any Permit other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business; or (vi) if the Seller Required Consents are not obtained, have a material adverse effect on the Condition of the Business.
       Corporate Existence and Power. Each of Triumph and the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each continental United States jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the business, its Assets, financial condition or the results of operations of the Company and the Company Subsidiaries taken as a whole
(collectively, the "Condition of the Business").  The
Company is duly qualified to do business as a foreign corporation in each of the jurisdictions listed on Schedule 3.5 hereto.
       Company Subsidiaries.  (a)  Each Company
Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or other organization, has all corporate or other powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign person and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the Condition of the Business.
          (a)      Schedule 3.6 sets out the name of
each Subsidiary of the Company ("Company Subsidiary"), its jurisdiction of incorporation or other organization, each jurisdiction in which it is duly qualified to do business as a foreign corporation, the authorized capital stock or other ownership interests of, and the securities issued by, each Company Subsidiary, together with the holders of all such outstanding securities.
Except for the Company Subsidiaries set forth on
Schedule 3.6, the Company does not directly or indirectly own any interest in any other person.
          (b)      Except as set forth on Schedule 3.6,
all of the outstanding capital stock or other ownership interests of each Company Subsidiary is owned by the Company, directly or indirectly, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All of the outstanding capital stock or other ownership interests of each Company Subsidiary is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights, rights of first refusal or any other contractual or legal restrictions of any kind. Except as set forth on
Schedule 3.6, there are no outstanding (i) securities of the Company or any Company Subsidiary convertible into or exchangeable for capital stock or other ownership interests in any Company Subsidiary and (ii) options, warrants, calls or other rights to acquire from the Company or any Company Subsidiary, and no obligation of the Company or any Company Subsidiary to issue, any capital stock or other ownership interests of, or any securities convertible into or exchangeable for any capital stock of or ownership interests in, any Company
Subsidiary. Except as set out in Schedule 3.6, there are no outstanding obligations of any Company Subsidiary to repurchase, redeem or otherwise acquire any securities of the Company or any Company Subsidiary.


       Charter Documents and Corporate Records.  (a)
Triumph has heretofore delivered to the Buyer true and complete copies of the Certificate of Incorporation
(certified by the Secretaries of State or other appropriate official of their respective jurisdictions of incorporation) and By-laws (certified by the respective corporation's secretary or an assistant secretary), or comparable instruments, of Triumph, the Company and each of the Company Subsidiaries as in effect on the date hereof.
The stock and transfer books of the Company and each of the Company Subsidiaries have been made available to the Buyer for its inspection and are true and complete.

          (a)      All financial, business and
accounting books, ledgers, accounts and official and other records relating to the Company and each Company Subsidiary have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein. Neither the Company nor any Company Subsidiary has any records, systems, Contracts, data or information, recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under their exclusive ownership and direct control.


       Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Common
Stock, par value $1.00 per share, and 500,000 shares of preferred stock, par value $1.00 per share. There are:
(a) 4,375,492 shares of Company Common Stock issued and outstanding, 4,042,479 of which are owned by the Sellers in the respective amounts set forth on Exhibit A; (b)
491,349 shares of Company Common Stock held by the Company in its treasury; and (c) no shares of preferred stock of the Company issued and outstanding. All outstanding shares of capital stock of the Company are duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of any preemptive rights, rights of first refusal or any other contractual or legal restrictions of any kind. There are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (ii) options, warrants, calls, preemptive rights, rights of first refusal or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or any Company Subsidiary.


       Reports and Financial Statements. Triumph has previously furnished to the Buyer true and complete copies of (i) the Company's Annual Reports on Form 10-K for each of the two fiscal years ended December 31, 1994 and 1993 as filed with the SEC; and (ii) all other reports or registration statements filed by the Company with the SEC since January 1, 1993. Except for the Information Statement pursuant to Section 14(f) of the 1934 Act furnished to stockholders of the Company in connection with the Contemplated Transactions, the Company has not issued or distributed any proxy or information statements since January 1, 1992. As of their respective dates, the Company's Annual Reports on Form 10-K, and all other reports filed with the SEC since January 1, 1994 did not contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, which untrue statement or omission has not been corrected or updated in a document subsequently filed with the SEC. The consolidated balance sheet and statements of cash flows and operations of the Company and statements of income and retained earnings as of and for the years ended
December 31, 1994, 1993, 1992 and 1991 audited by
Coopers & Lybrand, L.L.P., copies of all of which have been furnished to Buyer, have been prepared in accordance with GAAP applied on a consistent basis
(except as may be indicated therein or in the notes thereto), are accurate, show all material Liabilities, and fairly present in accordance with GAAP the consolidated financial position of the Company and the Company Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows (or changes in financial position, as the case may be), of the Company and the Company
Subsidiaries for each of the periods then ended.  Since
January 1, 1993, the Company has filed with the SEC all reports and registration statements and all other filings required to be filed with the SEC under the rules and regulations of the SEC.
       Liabilities.  (a)  Except as set forth in
Schedule 3.10A, Triumph is not aware of any unasserted
Contingency, except (i) Contingencies which are accrued or reserved against in the consolidated balance sheet of the Company as of December 31, 1994 or reflected in the notes to the audited financial statements of the Company for the fiscal year ended December 31, 1994; and (ii)
Liabilities incurred after the Company Balance Sheet
Date in the ordinary course of business and consistent with past practice.

            Schedule 3.10B sets forth, as of the date hereof, a brief description of all Liabilities of the Company and each of its Company Subsidiaries in respect of (i) money borrowed from and owed to any bank, financial institution or other person; (ii) any indebtedness arising under leases required to be capitalized under GAAP; (iii) any indebtedness arising under purchase money obligations and (iv) any indebtedness or potential indebtedness under any guaranty, letter of credit or performance credit (the indebtedness or potential indebtedness described in the foregoing clauses being referred to, herein, collectively, as "Company Debt"). Except as set forth on
Schedule 3.10B, all Company Debt may be repaid or prepaid upon no more than 30 days' notice without premium or penalty.
       Company Receivables. (a) All the accounts receivable of the Company and each Company Subsidiary
(the "Company Receivables") reflected in the Company
Balance Sheet and all Company Receivables that have arisen since the Company Balance Sheet Date (except such Company Receivables as have been collected since such date) are valid and enforceable claims, and constitute bona fide Company Receivables resulting from the sale of goods and services in the ordinary course of business in conformity with applicable purchase orders, agreements and specifications. To the knowledge of Triumph, the Company Receivables are subject to no valid defense, offsets, returns, allowances or credits of any kind other than in the ordinary course of business and are fully collectible within 90 days from the date they are invoiced except to the extent of the amount of the reserve for doubtful accounts reflected in the Company Balance Sheet, it being understood and agreed that nothing contained herein shall be deemed to guarantee the collectibility of the Company Receivables. Triumph has heretofore delivered to Buyer a schedule as at March
31, 1995 setting forth the total amount of Company Receivables and a schedule of the aging of such Company Receivables based on 0-30 days, 31-60 days, 61-90 days and over 90 days. All chargebacks with customers to which the Company or any Company Subsidiary has agreed have been credited to the customers concerned.
          (a)         Schedule 3.11 sets forth a brief
description and list (including the principal amount and maturity date) of any loan made by the Company or any Company Subsidiary: (i) in excess of $15,000 to any employee of the Company or any Company Subsidiary and
(ii) to any person other than employees of the Company or any Company Subsidiary.
       Inventories. The inventories of the Company and each of the Company Subsidiaries reflected in the Company Balance Sheet and all inventory items acquired since the Company Balance Sheet Date consist of raw materials, supplies, work-in-process and finished goods of such quality and in such quantities as are being used or are reasonably anticipated to be usable, or are being sold or are suitable for sale, in the ordinary course of its business. Such inventories are valued at the lower of cost or market and were determined in accordance with GAAP consistently applied. Since the Company Balance
Sheet Date, the Company and each of the Company
Subsidiaries have continued to replenish its inventories in a normal and customary manner consistent with prior practice and prudent business judgment. The Company and each Company Subsidiary have established adequate reserves for inventory that no longer constitutes part of their current line. The amount of such reserves and the methodology used to determine same have been disclosed in writing by Triumph to Buyer with specific reference to this Section 3.12.
       Absence of Certain Changes.  Since the Company
Balance Sheet Date, except as set forth in this Agreement or disclosed or referred to in Schedule 3.13, each of the Company and the Company Subsidiaries has conducted its business in the ordinary course consistent with past practices and there has not been:

        (a)         Any event that has had or would
reasonably be expected to have a material adverse effect on the Condition of the Business;
          (b)         Any declaration, setting aside or
payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of the Company Subsidiaries;
          (c)         Any amendment to the Certificate
of Incorporation or By-laws of the Company or any of the Company Subsidiaries or any amendment to any term of any outstanding security of the Company or any of the Company Subsidiaries;
          (d)         Any (i) incurrence, assumption or
guarantee by the Company or any of the Company
Subsidiaries of any Liability other than in the ordinary course of business in amounts and on terms consistent with past practices, (ii) issuance or sale of any securities convertible into or exchangeable for debt securities of the Company or any of the Company Subsidiaries, or (iii) issuance or sale of options or other rights to acquire from Seller, the Company or any of the Company
Subsidiaries, directly or indirectly, debt securities of the Company or any of the Company Subsidiaries or any securities convertible into or exchangeable for any such debt securities;
            Any creation, incurrence or assumption by the Company or any of the Company Subsidiaries of any Lien on any Asset other than (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate reserves have been established); (ii) Liens which do not materially detract from the value of such Asset as now used, or materially interfere with any present or intended use of such Asset; or (iii) Permitted Liens.
          (f)         Any making or forgiving of any
loan, advance or capital contribution to or investment in any person other than loans, advances or capital contributions to or investments in Company Subsidiaries made in the ordinary course of business consistent with past practices;
          (g)         Any damage, destruction or other
casualty loss (whether or not covered by insurance), condemnation or other taking affecting the business or Assets of the Company or any of the Company Subsidiaries which, individually or in the aggregate, has had or will reasonably be expected to have a material adverse effect on the Condition of the Business;
          (h)         Except in the ordinary course of
business, any transaction or commitment made, or any Contract entered into, by the Company or any of the Company Subsidiaries relating to its Assets or business
(including the acquisition or disposition of any substantial Assets) or any relinquishment by the Company or any of the Company Subsidiaries of any Contract or other right;
          (i)         Any change in any method of
accounting or accounting practice by the Company or any of the Company Subsidiaries;
          (j) Any assumption or guarantee of the obligations of any person other than a Company Subsidiary;
          (k)     Any grant of any severance or
termination pay to any stockholder or officer of the Company or any of the Company Subsidiaries, any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any stockholder, officer or director of the Company or any of the Company Subsidiaries or any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or any increase in compensation, bonus or other benefits payable to any stockholder, officer or director of the Company or any of the Company
Subsidiaries in each case, other than routine increases in the ordinary course of business or disclosed to Buyer in writing with specific reference to this Section
3.13(k) or on any Schedule.
          (l)         Any labor dispute, other than
routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of the Company
Subsidiaries, which employees were not subject to a collective bargaining agreement at the Company Balance
Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or, to the knowledge of Triumph, threats thereof by or with respect to such employees;

          (m)         Any waiver of any material right
under any Contract of the type required to be set forth on any Schedule;

          (n)         Except for any changes made in the
ordinary course of business, any material change in any of the Company's or any of the Company Subsidiaries' business policies, including advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies;

          (o)         Except in the ordinary course of
business, any payment, directly or indirectly, of any material Liability before the same became due in accordance with its terms;
          (p)         Any termination or failure to
renew, or the receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract that is or was material to the Condition of the Business; or
          (q)         Any Contract or arrangement made
by the Company or any of the Company Subsidiaries to take any action which, if taken prior to the date hereof, would have made any representation or warranty in this Section untrue or incorrect in any material respect.


       Properties. (a) Schedule 3.14A sets forth a complete list and brief description of all real property owned by the Company or any of the Company Subsidiaries
(the "Company Owned Real Property") and all real property leased or operated by the Company or any of the Company Subsidiaries (the "Company Leased Real
Property") (together, the Company Owned Real Property and the Company Leased Real Property shall be referred to as the "Company Real Property"). With respect to the Company Owned Real Property, Schedule 3.14A also sets forth for each Company Owned Real Property a list of any title insurance policies, appraisal reports and environmental reports in the possession or under the control of the Company or any of the Company
Subsidiaries, copies of all of which have been provided to Buyer. With respect to the Company Leased Real
Property, Schedule 3.14A also sets forth the date of each lease and any amendments thereto, the term thereof, including any renewal options, options to purchase, rights of first refusal, and the aggregate monthly rental payable thereunder.

          (a)         With respect to the Company Real
Property and the Company's or the Company Subsidiaries' operations thereat, except as set forth in Schedule 3.14A:

               (i)         To the knowledge of Triumph,
there are no violations of any Law (including but not limited to zoning and setback requirements) where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of the Business;
               (ii)        The Company or the Company
Subsidiaries have obtained and complied with all Permits and Orders, except where the failure to obtain such Permits and Orders or comply therewith, individually or in the aggregate, would not have a material adverse effect on the Condition of the Business;

               (iii)       All buildings, structures and
other improvements located thereon that are owned or leased are in working condition and repair, reasonable wear and tear excepted, except where such failure to be in working condition and repair, reasonable wear and tear excepted, would not have a material adverse effect on the Condition of the Business, and neither the Company nor any Company Subsidiary has done or performed, or caused to be done or performed, any work or required any services within the past year except for which payment in full has been made and lien waivers obtained;

               (iv)        There is no pending or, to
the knowledge of Triumph, threatened Claim (including
Third Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Company Owned Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of the Business;
               (v)         To the knowledge of Triumph,
there is no pending or threatened Claim (including Third
Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Company Leased Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of the Business,
                 There are no pending, or to the
knowledge of Triumph, threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Company Owned Real
Property;
               (vii)       To the knowledge of Triumph,
there are no pending or threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Company Leased Real
Property;

               (viii)      There are no claims of or
rights to possession, or any claims of adverse possession, with respect to all or any portion of any of the Company
Owned Real Property;

               (ix)        To the knowledge of Triumph,
there are no claims of or rights to possession, or any claims of adverse possession, with respect to all or any portion of any of the Company Leased Real Property; and

               (x)         The Company or a Company
Subsidiary has good and insurable fee title to the Company Owned Real Property and a valid and existing leasehold interest in the Company Leased Real Property subject to no Liens except for Company Permitted Liens.
          (b) Triumph has heretofore provided to Buyer a complete and correct list and description of all tangible property (the "Company Tangible Property") owned or used by the Company or any Company Subsidiary or which the Company or any of the Company Subsidiaries holds an option to acquire having a value individually of $500,000 or more or $500,000 or more in the aggregate in case of any group of similar items of Company
Tangible Property, including, without limitation, all machinery, sewing or cutting machines, equipment, furniture, furnishings, leasehold improvements, fixtures and vehicles. All Company Tangible Property has been maintained in the ordinary course and is in working order, reasonable wear and tear excepted, except for a nonmaterial portion of such Company Tangible Property that may be undergoing repairs or maintenance in the ordinary course and except where such failure to maintain would not have a material adverse effect on the Condition of the Business.
          (c)         Schedule 3.14B sets forth the date
of each lease of Company Tangible Property and any amendments thereto, the term thereof including renewal options, options to purchase and the aggregate monthly rent payable thereunder.
          (d)         Except as set out in Schedule
3.14C, the Company or a Company Subsidiary has good title to all Company Tangible Property reflected on the Company Balance Sheet or acquired after the Company Balance
Sheet Date except for Company Tangible Property sold or disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice. The Company or a Company Subsidiary has good title to all raw materials, work in process or finished Company Products located at the premises of any Contractor. Except as set forth on Schedule 3.14C, none of such Company Tangible Property is subject to any Liens, except for the following (collectively, "Company Permitted Liens"):
               (i)         Liens disclosed on the
Company Balance Sheet or the notes thereto;
               (ii)        Liens for Taxes not yet due
or payable or being contested in good faith (and for which adequate reserves have been established on the Company Balance Sheet);
               (iii)       Liens, easements, zoning or
other planning restrictions or limitations on use or other irregularities in title, none of which materially detracts from the value of such Assets as now used, or materially interferes with any present use of such Assets;
               (iv)        Liens arising in the ordinary
course of business which do not materially detract from the value of such Assets as now used or materially interfere with any present use of such Assets; and
               (v)         Liens of carriers,
warehousemen, mechanics, materialmen, vendors, lessors and landlords incurred in the ordinary course of business.

       Contracts. (a) Except for Contracts pursuant to the terms of which there is either a current or future obligation or right of the Company or a Company
Subsidiary to make payments or receive payments not in excess (individually or, in the case of any group of similar items, in the aggregate) of $50,000, Schedule
3.15 sets forth as of the date hereof a complete and accurate list of all Contracts to which either the Company or any of the Company Subsidiaries is a party, or by or to which it or its Assets are bound or subject, including, without limitation:
               (i)         Contracts with any current or
former employee, independent contractor, consultant, agent or other representative or with any Affiliate of any of the foregoing;

               (ii)        Contracts relating to the
design of any Company Products;

                 Other than in the ordinary course of
business: (A) Contracts for the sale of any of its Assets or (B) Contracts for the grant to any person of any preferential rights to purchase any of its Assets;
               (iv)        Contracts under which the
Company and/or any of the Company Subsidiaries agree to indemnify any person;

               (v)         Contracts under which the
Company and/or any of the Company Subsidiaries agree to share Tax liability of, or with, any party;
               (vi)        Contracts that cannot be
cancelled without material Liability, premium or penalty;

               (vii)       Contracts with any person to
advertise or market any of the Company's or any of the Company Subsidiaries' Company Products other than in the ordinary course of business;

               (viii)      Contracts relating to the
acquisition of any operating business or the capital shares of any other person;

               (ix)        Options for the purchase or
sale of any Asset;

               (x)         Contracts requiring the
payment to any person of an override or similar commission or fee;

               (xi)         Contracts with customers,
independent suppliers, Contractors and manufacturers other than in the ordinary course of business;

               (xii)       Sales agency, licensing,
manufacturer's representative or distributorship agreements;

               (xiii)      Contracts pursuant to which
any party is required to purchase or sell a stated portion of its requirements or output to another party;

               (xiv)       Contracts for the payment of
fees or other consideration to any officer or director of the Company or any of the Company Subsidiaries or to any other entity in which any of the foregoing has an interest; and

               (xv)        Management Contracts and other
similar agreements with any person.

            Schedule 3.15 also sets forth as of the date hereof a complete and accurate list of the following
Contracts to which either the Company or any of the Company Subsidiaries is a party, or by which it or its Assets are bound or subject:

               (i)         Contracts with any current or
former stockholder, officer or director that will impose, after the Closing Date, continuing obligations on the Company or any Company Subsidiary;

               (ii)        Contracts with any labor union
or association representing any employee;

               (iii)       Partnership or joint venture
agreements;

               (iv)        Contracts containing covenants
not to compete in any line of business or with any person in any geographical area (or not to solicit or accept any business) or covenants of any other person not to compete in any line of business or in any geographical area with the Company or any Company Subsidiary (or not to solicit or accept any business);
               (v)         Contracts relating to any
Company Debt relating to indebtedness in excess of $250,000; and

               (vi)        Contracts providing rights of
exclusivity to distributors or retailers for definite or indefinite periods for any products or product lines or for the use of any trademark or tradename.


        (c)         Schedule 3.15 also lists and
describes the status of all Contracts currently in negotiation or proposed by the Company or any of the Company Subsidiaries as to which there exists a draft agreement, letter of intent or similar instrument and which is of a type which if entered into by the Company or any of the Company Subsidiaries would be required to be listed on Schedule 3.15 or on any other Schedule (the
"Company Proposed Contracts").

            There are no Contracts, other than those set
forth on Schedule 3.15, on any other Schedule to this
Agreement or which are not required to be disclosed
hereunder.  Except as set forth on Schedule 3.15, all
Contracts (individually or, in the case of any group of
similar Contracts, in the aggregate) material to the
Condition of the Business are valid, subsisting, in full
force and effect and binding upon the Company or any of
the Company Subsidiaries, as the case may be, and, to the
knowledge of Triumph, on the other parties thereto in
accordance with their terms, and the Company and each of
the Company Subsidiaries has paid in all material
respects or accrued all amounts due thereunder and has
satisfied in all material respects or provided for all of
its liabilities and obligations thereunder to be
satisfied or provided for through the date hereof, and is
not in default under any of them in any material respect,
nor, to the knowledge of Triumph, is any other party to
any Contract (individually or, in the case of any group
of similar Contracts, in the aggregate) material to the Condition of the Business in default thereunder in any material respect, nor, to the knowledge of Triumph, does any condition exist that with notice or lapse of time or both would constitute a
material default thereunder.  Except as separately
identified on Schedule   3.15 hereto, neither the Company
nor any of the Company Subsidiaries is a party to or bound by any
Contract that materially adversely affects the Condition
of the Business.  Except as separately identified on
Schedule 3.15 hereto or on any other Schedule, no
approval or consent of any person is needed in order that the
Contracts (individually or, in the case of any group of
similar Contracts, in the aggregate) material to the
Condition of the Business continue in full force and
effect following the consummation of the Contemplated
Transactions and the operation of the Business of the
Company and the Company Subsidiaries together with that
of the Buyer and the Buyer Subsidiaries except for such
approvals or consents which, if not obtained, would not
have a material adverse effect on the Condition of the
Business.  Except as set forth on Schedule   3.15 or any
other Schedule, the termination of any Contract will not cause the
Buyer, the Company or any Company Subsidiary of the Company to incur any material penalty, loss, expense or termination payment.
     (e)         There have been delivered to Buyer,
true and complete copies of (i) all of the Contracts
required to be set forth on Schedule 3.15 or on any other
Schedule and (ii) the most recent draft, letter of intent
or term sheet of all of the Company Proposed Contracts
required by the provisions of Section 3.15(c) to be set
forth on Schedule   3.15.
       Intangible Property. (a) Schedule 3.16 sets forth all patents, trademarks, registered copyrights, service marks and trade names owned or used by the Company or any of the Company Subsidiaries, all applications for any of the foregoing, and all permits, grants and licenses or other rights running to or from the Company or any of the Company Subsidiaries relating to any of the foregoing, and there are no other patents, models, industrial designs, trademarks, copyrights, service marks and trade names that are material to the Condition of the Business (the "Company Intellectual
Property Rights").
       (a)         To the knowledge of Triumph, with
respect to Company Intellectual Property Rights owned by the Company material to the Condition of the Business:
(i) all United States renewals and other maintenance actions in respect of the registrations set forth in
Schedule 3.16 have been appropriately filed; (ii) the Company has exercised its best efforts to ensure compliance with all United States registration and recording requirements, and has paid all necessary government fees; and (iii) the United States trademark registrations and licenses thereof are valid with respect to Company Products that are covered by the registrations. Triumph or, as disclosed in Schedule 3.16, the Company owns the "Lilyette" trademark or any variant thereof and Schedule 3.16 identifies all jurisdictions in which such trademark has been registered or is in use.
          (b)         Except as set forth in Schedule
3.16 or except for any restrictions of an immaterial nature, the Company has the right to use, free and clear of any Claims or rights of others, all material trade secrets, know-how, processes, technology, blue prints, art work, films, negatives, photographs, separations, patterns and package and other designs utilized in the conduct of its business, except where such failure to have such rights would not, individually or in the aggregate, have a material adverse effect on the Condition of the Business.
The Company has the right to use in its advertising materials, without liability to any person, the photographs or other depictions of models that it does use.

          (c)         Except as set forth on Schedule
3.16, no material Company Intellectual Property Right is subject to any Lien or outstanding Order or Contract restricting the use or licensing thereof. Except as set forth on Schedule 3.16, (i) neither the Company nor any of the Company Subsidiaries during the three years preceding the date hereof has been sued or charged in writing with or been a defendant in any Claim which has not been terminated prior to the date hereof and which involves a Claim of infringement arising out of the use, registration or ownership of any Company Intellectual
Property Rights material to the Condition of the Business; and (ii) Triumph has no knowledge of any such charge or Claim of any infringement during the three years preceding the date hereof by any other person arising out of the use, registration or ownership of any material Company Intellectual
Property Rights.


       Claims and Proceedings.  Except as set forth on
Schedule 3.17, there are no outstanding material Orders of any Governmental Body against or involving the Company, any of the Company Subsidiaries or their respective Assets other than Orders affecting the apparel industry generally. Except as set forth on Schedule 3.17, there are no actions, suits, claims or counterclaims or legal, administrative or arbitral proceedings or investigations (collectively, "Claims") (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or threatened in writing, against or involving the Company or any of the Company
Subsidiaries or any of their respective Assets which (i) involve a claim for the payment of money damages of $100,000 or more; (ii) relate to employment, regardless of amount other than workers' compensation Claims, severance Claims or Claims under Plans; or (iii) individually or in the aggregate, would have a material adverse effect upon the Contemplated Transactions or upon the Condition of the Business other than Claims affecting the apparel industry generally. Except as set forth on
Schedule 3.17, to the knowledge of Triumph, the Company or the Company Subsidiaries, there is no fact, event or circumstances that would give rise to any Claim that would be required to be set forth on Schedule 3.17 if currently pending or threatened. All notices required to have been given to any insurance company listed as insuring against any Claim set forth on Schedule 3.17 have been timely and duly given and, except as set forth on Schedule 3.17, no insurance company has asserted in writing that such Claim is not covered by the applicable policy relating to such Claim. Except as set forth on
Schedule 3.17 there are no material product liability
Claims against or involving the Company or any of the Company Subsidiaries or, to the knowledge of Triumph, any product manufactured, marketed or distributed at any time by the Company or any of the Company Subsidiaries
("Company Products") and no such Claims have been settled, adjudicated or otherwise disposed of since
January 1, 1992. There are no material Claims pending or, to the knowledge of Triumph, threatened that would give rise to any right of indemnification on the part of any director or officer of the Company or any of the Company Subsidiaries or the heirs, executors or administrators of such director or officer, against the Company or any of the Company Subsidiaries or any successor to the business of the Company or any of the Company Subsidiaries.


       Restrictions on Business Activities.  There is no
Order binding upon the Company or any of the Company
Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or adversely affecting (i) competition by the Company or any of the Company
Subsidiaries, (ii) any business practice of the Company or any of the Company Subsidiaries, (iii) any acquisition of property by the Company or any of the Company
Subsidiaries, or (iv) to the knowledge of Triumph, the Condition of the Business.


       Taxes.  (a)  Except as set forth in the Company
Balance Sheet (including the notes thereto) or on
Schedule 3.19, (i) all Tax returns, statements, applications, reports and forms required by law to be filed with any Taxing Authority on or before the Closing
Date with respect to any Pre-Closing Tax Period (as hereinafter defined) by or on behalf of the Company or any Company Subsidiary (collectively, the "Company
Returns") have been timely filed through the date hereof or will be filed when due (taking into account any extension granted by the appropriate Taxing Authority);
(ii) as of the time of filing, the Company Returns correctly reflected (and, as to any Company Returns not filed as of the date hereof and required to be filed on or before the Closing Date, will correctly reflect) the facts regarding the income, business, Assets, operations, activities and status of the Company, the Company
Subsidiaries and any other information required to be shown therein; (iii) the Company and Company Subsidiaries have timely paid or made provision for in reserves shown in the Company Balance Sheet all Taxes that are due and payable for any period ended on or prior to the date of the Company Balance Sheet; (iv) the Company and Company
Subsidiaries have made or on or before the Closing Date will make provision for all Taxes payable by the Company and Company Subsidiaries for any Pre-Closing Tax Period for which no Company Return has been filed; (v) the charges, accruals and reserves for Taxes reflected or that will be reflected on the books of the Company and the Company Subsidiaries are adequate to cover the Tax liabilities accruing or payable by the Company and the Company Subsidiaries in respect of any PreClosing Tax Period; (vi) all Liabilities of the
Company and the Company Subsidiaries with respect to federal income Taxes have been finally determined except for the fiscal years 1988 through 1993, the only years not closed by the expiration of the statute of limitations; (vii) no deficiency for any Tax or claim for additional Taxes by any Taxing Authority has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary (or any member of any affiliated or combined group of which the Company or any Company Subsidiary is or has been a member); (viii) neither the Company nor any Company Subsidiary (or any member of any affiliated or combined group of which the Company or any Company Subsidiary is or has been a member) has been granted any extension or waiver of the limitation period applicable to any Company Returns; (ix) neither the Company nor any Company Subsidiary has filed any consent or election under the Code, other than such consents and elections, if any, reflected in the Company
Returns or otherwise disclosed in writing to Buyer with specific reference to this Section 3.19(a)(ix) or which could have a material adverse effect on the Condition of the Business; (x) neither the Company nor any Company
Subsidiary has entered into or will enter into any agreement or consent under Section 341(f) of the Code;
(xi) neither the Company nor any Company Subsidiary owns any interest in real property in the State of New York or in any other jurisdiction which would result, as a result of the consummation of the Contemplated Transactions, in the imposition of the New York State Real Property
Transfer Gains Tax for real property located in New York or a similar tax for real property located in any other jurisdiction; (xii) there are no Liens for Taxes upon the Assets of the Company or any Company Subsidiary other than for Taxes not yet due and payable; (xiii) neither the Company nor any Company Subsidiary will be required, as a result of a change in method of accounting for a PreClosing Tax Period, to include any adjustment under
Section 481(c) of the Code in taxable income for any Tax period (or portion thereof) ending on the Closing Date;
(xiv) neither the Company nor any Company Subsidiary has been a member of an affiliated group other than one of which the Company was the common parent, or filed or been included in a combined, consolidated or unitary
Company Return together other than one filed by the Company; (xv) neither the Company nor any Company
Subsidiary is currently under any contractual obligation to indemnify any other person with respect to Taxes;
(xvi) the Company is not and has not been a United
States real property holding corporation as defined in
Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) thereof;
and (xvii) since its organization on February 6, 1992, Crescent Industries Inc. has been a possessions corporation that qualified for the Puerto Rico and possessions tax credit and since April 27, 1992 has been exempt from Puerto Rican income Taxes.
        (a)      As used herein, "Pre-Closing Tax
Period" means any tax period (or portion thereof) ending on or before the Closing Date.
          (b)      True and correct copies of the
Company Returns for the years 1991, 1992 and 1993 have been delivered to Buyer.
          (c)      Neither the Company nor any Company
Subsidiary is party to any tax-sharing or tax allocation agreement pursuant to which it is obligated to pay any amount to anyone else.
          (d)      Except as set forth on Schedule 3.19,
neither the Company nor any Company Subsidiary holds or has held a permit, registration, certificate or like instrument as a "dealer" or other collecting agent from a state Taxing Authority under which it collects sales tax from its business operations and remits such tax to such Taxing Authority.


       Employee Benefits Plans. (a) Schedule 3.20 contains a true and complete list of (i) all of the Plans of the Company, any of the Company Subsidiaries, and of any other companies or entities which constitute a member of the Company ERISA Group, which are presently in effect or, in the case of Pension Plans, have been in effect at any time prior to the date hereof and for which there is any liability; (ii) any other pension, profit sharing, retirement, deferred compensation, stock purchase, stock option, incentive, bonus, sabbatical leave, vacation, all employment or severance Contracts (including, without limitation, arrangements providing for benefits in the event of a change of ownership in whole or in part of the Company), disability, hospitalization, health and medical insurance plans, relocation, child care, educational assistance or other employee benefit plan or program which any member of the Company ERISA
Group maintains or to which any member of the Company
ERISA Group has any present or future obligation to contribute; and (iii) separately identifies all Plans providing retiree benefits. (The Plans or programs described in clauses (i), (ii) and (iii) including all non-qualified plans are herein collectively referred to as the "Company ERISA Group Plans".) Except as set forth in
Schedule 3.20, the Company has delivered or made available to Buyer true and complete copies of all documents (including plan documents and related trust agreements) as they may have been amended to the date of delivery or availability, embodying or relating to clauses (i), (ii) and (iii) hereinabove and a written description of each non-written plan. Since such date of delivery or availability, the Company ERISA Group Plans have not been amended to materially change the terms thereof.
The Company has also delivered to Buyer true and complete copies of annual reports (Form 5500) for the last three (3) years, summary annual reports, summary plan descriptions and a summary of material modifications with respect to each Company ERISA Group
Plan, as applicable.
          (a)      Except as listed on Schedule 3.20,
the Company ERISA Group maintains no tax qualified
Pension Plans nor has the Company ERISA Group ever maintained any other tax-qualified Pension Plan for the benefit of employees.
          (b)         With respect to each 412 Plan,
there has been no failure to make any contribution or pay any amount due as required by Section 412 of the Code, Section 302 of ERISA or the terms of any such 412
Plan, and no request or receipt of any funding waiver has been requested or received from the Internal Revenue
Service.
          (c)         Except as set forth in Schedule
3.20, no trust has been established in connection with any 412 Plan pursuant to Section 4049 of ERISA (as in effect on December 17, 1987) and no liabilities that would have a material adverse effect on the Condition of the Business have been asserted against the Company or any Company Subsidiary or any member of the Company
ERISA Group in connection with any such 412 Plan by the PBGC or by a trustee appointed pursuant to Section
4042(b) or (c) of ERISA, and no Lien has been attached and neither the PBGC nor the Internal Revenue Service has threatened to attach a Lien on any Assets of or any member of the Company ERISA Group as a result of any failure to comply with the Code or the Treasury regulations thereunder or ERISA.
          (d)         Except as set forth on Schedule
3.20, the IRS has issued favorable determination letters to the effect that each qualified Company ERISA Group
Plan as amended for The Tax Reform Act of 1986 and subsequent legislation qualifies under Section 401(a) of the Code and that the related trusts are exempt from taxation under Section 501(a) of the Code and such determination letters remain in effect and have not been revoked. To the knowledge of Triumph, nothing has occurred or is expected to occur that would adversely affect the qualified status of any Company ERISA Group Plan or any related trusts subsequent to the issuance of such determination letters.

(e)         Except as set forth on Schedule 3.20, all
Plans maintained by the Company or any member of the
Company ERISA Group have been and continue to be in
compliance in all material respects (i) in operation
with the requirements prescribed by any and all Laws and
Orders applicable to the Company ERISA Group Plans
including but not limited to ERISA and the Code and with
any other contractual obligations and, except as set
forth in Schedule   3.20, all reports and disclosures
including Form 5500s relating to the Company ERISA Group Plans required to be filed with or furnished to Governmental Bodies, participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable law; and (ii) in form with those requirements of the Code and the regulations thereunder and ERISA which must be met on the date hereof.

          (f)         To the knowledge of Triumph, no
member of the Company ERISA Group nor any other
"disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3 of ERISA, respectively) has engaged in any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could subject any of the Company ERISA Group Plans (or their related trusts), any officer, director or employee of any entity within the ERISA Group or any trustee, administrator or any other fiduciary of any of the Company ERISA Group
Plans to a tax or penalty imposed under Section 4975 of the Code or Section 502(i) of ERISA and which would have a material adverse effect on the Condition of the Business.
          (g)         Except as set forth on Schedule
3.20, there are no Claims (other than routine claims for benefits in the ordinary course) pending or, to the knowledge of Triumph, threatened against any of the Company ERISA Group Plans or the Assets of any of the Company ERISA Group Plans or against any fiduciary of any of the Company ERISA Group Plans for which the Company or the Company Subsidiaries may be directly or indirectly liable, through indemnification obligations or otherwise.
          (h)         No member of the Company ERISA Group
has provided or is required to provide, security to any single-employer plan pursuant to Section 401(a) of the Code.
          (i)         The consummation of the
Contemplated Transactions will not accelerate any liability under any of the Company ERISA Group Plans because of an acceleration of any rights or benefits to which employees may be entitled thereunder.
          (j)         With respect to any Company ERISA
Group Plan that is a Welfare Plan, (i) each such Welfare
Plan, the contributions to which are claimed as a deduction under any provision of the Code, is in compliance in all material respects with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund within the meaning of Section 419 of the Code that comprises part of a Welfare Plan, there is no disqualified benefit within the meaning of Section
4976(b) of the Code that would subject the Company or any of the Company Subsidiaries to a tax under Section
4976(a) of the Code which would have a material adverse effect on the Condition of the Business, (iii) any Welfare Plan which is a group health plan within the meaning of Section 5000(b) of the Code satisfies in all material respects the requirements of Section 4980(B) of the Code, and (iv) all employer contributions due have been fully and timely paid or accrued on the books of the Company or the Company Subsidiaries.

          (k)         Schedule 3.20 sets forth the
present value of the liability of each Company ERISA
Group Plan that is a Welfare Plan and that provides benefits or coverage extending beyond a participant's termination of employment with the Company, excluding the liability for those benefits required by Section
4980B of the Code or those which are provided at the sole expense of the participant or beneficiary of the participant.

(l)         Except as set forth on Schedule 3.20,
neither the Company nor any member of the Company ERISA Group has incurred or reasonably expects to incur (i) any Withdrawal Liabilities (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in Withdrawal Liability), or (ii) any Liabilities under Title IV of ERISA with respect to any 412 Plan. Schedule 3.20 also identifies (A) each Multiemployer Plan to which the Company or Company ERISA Group Member currently makes, is obligated to make, or has made or been obligated to make contributions; (B) provides a schedule of the contributions made to each such Multiemployer Plan over the past five years; and
(C) provides a schedule of any withdrawal liability payments which a Company ERISA Group Member is obligated to make or has made in the last 10 years to any Multiemployer Plan; and (D) the amount of withdrawal liability that would be due assuming complete withdrawal from all Multiemployer Plans to which Company or any member of the Company ERISA Group contribute. With the exception of the representation contained in this
Section 3.20(m), any representation contained herein with regard to Multiemployer Plans shall be limited to matters of which the Company has knowledge.

          (m)         Except as set forth in Schedule
3.20, within the last five years, neither the Company nor any member of the Company ERISA Group has transferred any Assets or Liabilities of a 412 Plan subject to Title IV of ERISA which had, at the date of such transfer, Unfunded Pension Liabilities or has engaged in a transaction which may reasonably be subject to Section 4212(c) of ERISA.
          (n)         Neither the Company nor any member
of the Company ERISA Group sponsors or maintains or has obligations direct, contingent or otherwise, with respect to any benefit plan that is subject to the laws of any country other than the United States.
          (o)         No Company ERISA Group Plan holds
securities of the Company or the Company's Subsidiaries.
          (p)         There has been no Reportable Event
with respect to any 412 Plan within the last five years.
          (q)         With respect to any supplemental
employee retirement plans, excess benefit plans (as defined in Section 3(36) of ERISA), severance arrangements with individual employees, whether written or not, or other non qualified plans or arrangements,
Schedule 3.20 identifies the individuals or class of individuals covered by each such plan or arrangement.
          (r)         Except as set forth on Schedule
3.20, as of December 31, 1994, no 412 Plan sponsored by
Company or any member of the Company ERISA Group has any amount of Unfunded Pension Liability.


       Officers, Directors and Key Employees. Sellers have provided to Buyer a schedule setting forth (a) the name, total compensation (as reflected on the applicable forms W-2), date of hire and salary history for the two years ended December 31, 1994 of each existing director, executive officer or management employee of the Company and the Company Subsidiaries earning total compensation for the year ended December 31, 1994, (as reflected on the applicable forms W-2) in excess of $75,000, (b) the wage rates and earnings of production workers employed by the Company or any Company Subsidiary in its Cortland, New York and Puerto Rico facilities, and (c) any payments or commitments to pay any severance or termination pay to any such person. Except as set forth on such schedule, the employment of all such persons is terminable at will.


       Employment-Related Matters. Except as set forth in Schedule 3.22, (a) the Company and the Company
Subsidiaries are not a party to any Contract with any labor organization or other representative of their employees;
(b) there is no unfair labor practice charge or complaint pending or, to the knowledge of Triumph, threatened against the Company or any of the Company
Subsidiaries; (c) there is no labor strike, slowdown, work stoppage or other material labor controversy in effect or, to the knowledge of Triumph, threatened against or otherwise affecting the Company or any of the Company Subsidiaries; (d) the Company and the Company
Subsidiaries have not experienced any labor strike, slowdown, work stoppage or similar material labor controversy within the past three years; (e) no representation question has been raised respecting any of the Company's or any of the Company Subsidiaries' employees working within the past three years, nor, to the knowledge of Triumph, are there any campaigns being conducted to solicit authorization from the Company's employees or any of the Company Subsidiaries' employees to be represented by any labor organization; (f) no collective bargaining agreement relating to any of the Company's employees or any of the Company Subsidiaries' employees is being negotiated other than extensions or renewals of existing agreements set forth in Schedule
3.22; (g) no material Claim before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the Company's employees or any of the Company Subsidiaries' employees, is pending or, to the knowledge of Triumph, threatened against the Company or any of the Company Subsidiaries; (h) to the knowledge of Triumph, neither the Company nor any of the Company Subsidiary is a party to, or otherwise bound by, any material Order relating to its employees or employment practices relating to the employees other than those affecting the industry generally; (i) the Company and the Company Subsidiaries are in compliance with all applicable Laws, policies, procedures, agreements and Contracts, relating to employment, employment practices, wages, hours, and terms and conditions of employment, except where the failure to comply would not, individually or in the aggregate, have a material adverse effect on the Condition of the Business; (j) except with respect to ongoing disputes of a routine nature involving immaterial amounts, the Company and the Company Subsidiaries have paid in full to all of their employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof; (k) and the Company and the Company Subsidiaries are in compliance with their obligations with respect to their employees pursuant to the Worker Adjustment and Retraining
Notification Act of 1988 ("WARN"), and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.


     Potential Conflicts of Interest. Except as set forth in Schedule 3.23, no officer, director or Affiliate of the Company or any of the Company
Subsidiaries, no spouse of any such officer, director or Affiliate, nor, to the knowledge of Triumph, no entity controlled by one or more of the foregoing:
          (a)         owns, directly or indirectly, any
interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person that carries on business in competition with the Company or any of the Company
Subsidiaries;
          (b)         owns, directly or indirectly, in
whole or in part, any material Asset that the Company or any of the Company Subsidiaries uses in the conduct of its business; or
          (c)         has any material Claim whatsoever
against, or owes any amount to, the Company or any of the Company Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay and accrued benefits under employee benefit plans.


       Insurance. Schedule 3.24 sets forth a list of all insurance policies, fidelity and surety bonds and fiduciary liability policies covering the Assets, Business, operations, employees, officers and directors of the Company and the Company Subsidiaries and true and complete copies of all such policies and bonds have been delivered to Buyer. Schedule 3.24 also sets forth with respect to each policy and bond the applicable deductible amounts and any material limitations to coverage. There is no Claim by the Company or any of the Company Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, or requirement by any insurer to perform work which has not been satisfied. All premiums payable under all such policies and bonds have been paid and the Company and the Company
Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) other than those relating to director and officer liability insurance have been in effect since January 1, 1994 and remain in full force and effect. The insurance in effect with respect to Company Owned Real Property is in an amount of the full replacement value of the buildings and improvements. Triumph does not know of any threatened termination of, premium increase with respect to, or uncompleted requirements under any of such policies or bonds.


       Suppliers, Customers and Contractors.  Schedule
3.25A lists, by dollar volume paid for the 12 months ended December 31, 1994, the 15 largest raw material suppliers and the 25 largest customers of the Company or Company Subsidiary. Schedule 3.25B lists the names and addresses of those Contractors retained by the Company or any of the Company Subsidiaries involving payments, for the 12 months ended December 31, 1994, in excess of $50,000. The relationships of the Company and the Company Subsidiaries with such suppliers, customers and Contractors are reasonable commercial working relationships and: (i) no supplier or Contractor has refused to provide credit, or has suspended the provision of credit, to the Company or any of the Company Subsidiaries as a result of the failure or delay in payment of amounts due to such suppliers or Contractors; (ii) all amounts owing to such suppliers and Contractors, if not in dispute, have been paid in accordance with their respective terms; (iii) no person within the last twelve months has threatened in writing to cancel, or otherwise terminate, the relationship of such person with the Company or any of the Company Subsidiaries, and (iv) no person during the last twelve months has decreased materially or, to the knowledge of Triumph, threatened in writing to decrease or limit materially, its relationship with the Company or any of the Company Subsidiaries or, to the knowledge of Triumph, intends to decrease or limit materially its services or supplies to the Company or any of the Company Subsidiaries or its usage or purchase of the services or products of the Company or any of the Company Subsidiaries.


       Compliance with Laws. Neither the Company nor any of the Company Subsidiaries is in violation of any applicable order, judgment, injunction, award, citation, decree, consent decree or writ (collectively, "Orders"), or any applicable law, statute, code, ordinance, rule, regulation or other requirement (collectively, "Laws"), of any government or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality of any such government or political subdivision, or any court or arbitrator (collectively, "Governmental Bodies") affecting its Assets, affairs or business, where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of the Business. Neither the Company nor any of the Company
Subsidiaries has made any illegal payment to officers or employees of any Governmental Body, or made any illegal payment to customers for the sharing of fees or to customers or suppliers for rebating of charges, or engaged in any other illegal reciprocal practice, or made any illegal payment or given any other illegal consideration to purchasing agents or other representatives of customers in respect of sales made or to be made by the Company or any of the Company
Subsidiaries.
       Permits.  The Company and the Company
Subsidiaries have obtained all licenses, permits, certificates, certificates of occupancy, orders, authorizations and approvals of (collectively,
"Permits"), and have made all required registrations and filings with, any Governmental Body that are necessary to the conduct of their respec tive businesses, except for such Permits which, if not in the possession of the Company or the Company Subsidiaries, would not have a materially adverse effect on the Condition of the Business. All Permits material to the Condition of the Business are listed on Schedule 3.27 and are in full force and effect; no material violations are or have been recorded in respect of any such Permit; and no proceeding is pending or threatened to revoke or limit any Permit.


       Environmental Matters. (a) Except as set forth in Schedule 3.28, with respect to each of the Company and each of the Company Subsidiaries, there has been no manufacture, refining, storage, transport, disposal or treatment of Hazardous Substances by such party (or, to the knowledge of such party, its predecessor in interest), or any Release at, on or under any Company
Real Property by the Company or any Company Subsidiary or, to knowledge of Triumph, by any other person, in violation of any Environmental Law or which would require remedial action under any Environmental Law; to the knowledge of Triumph, none of the soil, ground water or surface water of such Company Real Property is contaminated by any Release.

          (a)         During the past five years neither
the Company nor any of the Company Subsidiaries has
received any written (i) notice of any violation with
respect to any Environmental Law; (ii) notice of any
actual, pending or threatened Regulatory Action
involving such party, or any present or former owner,
lessee or operator of the Company Real Property; or
(iii) notice of any Third Party Claim.
          (b)         Except as set forth in Schedule
3.28, to the knowledge of Triumph:  (i) there are no
incinerators, septic tanks, underground tanks or
cesspools located on, at or under the Company Real
Property, (ii) all sewage from the Company Real Property
is discharged into a public sanitary sewer system, and
(iii) there has been no Release by the Company or any of
the Company Subsidiaries into the atmosphere, adjoining
or adjacent to any body of water, or on to adjacent
property.
          (c)         Each of the Company and the
Company Subsidiaries, as applicable, has obtained, and
is in compliance with, all material Environmental
Permits, except where the failure to obtain or be in
compliance with any such Environmental Permits would
not, singly or in the aggregate, have a material adverse
effect on the Condition of the Business.
          (d)         Except as set forth on Schedule
3.28 or as would not, singly or in the aggregate, have a
material adverse effect on the Condition of the
Business, all such Environmental Permits are in full
force and effect, and the Company and each Company
Subsidiary has made all appropriate filings for issuance or
renewal of such Environmental Permits.
          (e)         Except as set forth on Schedule
3.28 or as would not, singly or in the aggregate, have a
material adverse effect on the Condition of the
Business, there are no facts, events, conditions,
circumstances, activities, practices, incidents,
actions, omissions or plans known to Triumph, the
Company or the Company Subsidiaries that:  (i) may give
rise to any Regulatory Action including the Company or
any of the Company Subsidiaries or the Company Real
Property, or (ii) is reasonably likely to form the basis
of any Third Party Claim involving the Company, any of
the Company Subsidiaries or the Company Real Property.
Except as set forth on Schedule 3.28, there are no
Regulatory Actions or Third Party Claims relating to,
arising from or otherwise affecting the Company Real
Property.
       Finders; Fees.  Except for Tucker Anthony
Incorporated whose fees will be paid in accordance with
the provisions by Section 5.11, there is no investment
banker, broker, finder or other intermediary which has
been retained by or is authorized to act on behalf of
any Seller, the Company or any of the Company
Subsidiaries who might be entitled to any fee or commission from the Company or any of the Company Subsidiaries upon consummation of the Contemplated Transactions.
       Depositaries; Powers of Attorney, etc.  Schedule
3.30 sets forth (i) the name of each bank or similar
entity in which the Company or each of the Company
Subsidiaries has an account, lock box or safe deposit
box and the names of all persons authorized to draw
thereon or to have access thereto; and (ii) the name of
each person holding a general or special power of
attorney from the Company or each of the Company
Subsidiaries and a description of the terms thereof.
       Acquisition for Investment.  Those Sellers who
are acquiring Buyer Common Stock are acquiring such
stock for their own account and not with a present
intention to make any sale, disposition, distribution or
other transfer of Buyer Common Stock in a manner that
will be in violation of any applicable securities Laws
and understand that the Buyer Common Stock has not been
registered under the 1933 Act or under the securities
Laws of any state.
       Disclosure.  Neither this Agreement, the Schedules
hereto, nor any audited or unaudited financial
statements, documents or certificates furnished or to be
furnished to Buyer by or on behalf of any Seller
pursuant to this Agreement contains any untrue statement
of a material fact or omits to state a material fact
necessary in order to make the statements contained
herein or therein not misleading. There are no facts
which would materially adversely affect the Condition of
the Business which have not been set forth herein, or in
any Schedule hereto, or in any certificate or statement
furnished or to be furnished to Buyer by Seller.
           REPRESENTATIONS AND WARRANTIES OF BUYER
  Buyer represents and warrants to Sellers that:
       Buyer Common Stock.  The Buyer Common Stock to be
issued as part of the Purchase Price is validly
authorized and, when issued and delivered in accordance
with this Agreement, will be validly issued, fully paid
and non assessable and will not be issued in violation
of any preemptive rights, rights of first refusal or
other contractual restrictions of any kind of the
shareholders of Buyer, and the applicable Sellers will
receive good title to the Buyer Common Stock free and
clear of all Liens.
       Acquisition for Investment.  Buyer is acquiring
the Purchased Shares for its own account and not with a
present intention to make any sale, disposition,
distribution or other transfer of the Purchased Shares
in a   manner that will be in violation of any
applicable securities Laws and understands that the Purchased
Shares have not been registered under the 1933 Act or under the securities Laws of any state.
       Authority Relative to This Agreement. Buyer has full corporate power and authority to execute and deliver this Agreement and each other Transaction
Document to which it is a party and to consummate the Contemplated Transactions. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions to which Buyer is a party have been duly and validly authorized and approved by the Board of Directors and shareholders of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize the execution and delivery by Buyer of this Agreement or the consummation of the Contemplated Transactions to which Buyer is a party. This Agreement has been duly and validly executed and delivered by Buyer and (assuming the valid execution and delivery of this Agreement by the other parties hereto) constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such obligations and their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought (whether at law or in equity).
     No Conflicts; Consents.  Except as set forth in
Schedule 4.4, the execution, delivery and performance by Buyer of this Agreement and each other Transaction
Document to which it is a party and the consummation of the Contemplated Transactions to which Buyer is a party will not (i) violate any provision of the Certificate of Incorporation or By-laws of Buyer or any Buyer
Subsidiary; (ii) require Buyer or any Buyer Subsidiary to amend any Contract, obtain any consent, approval or action of or waiver from, or make any filing with, or give any notice to, any Governmental Body or any other person, except for compliance with the HSR Act and as set forth in Schedule 4.4 (the "Buyer Required
Consents"); (iii) if the Buyer Required Consents are obtained, violate, conflict with or result in the breach of any of the terms of, result in a material modification of the effect of, or otherwise cause the termination of, give any other contracting party the right to terminate, or constitute (or with notice or lapse of time or both constitute) a default under, any Contract to which Buyer or any Buyer Subsidiary is a party or by or to which any of them or any of their Assets may be bound or subject, or result in the creation of any Lien upon the Buyer Common Stock being issued to Sellers or upon the properties of Buyer or any Buyer Subsidiary pursuant to the terms of any such Contract other than such violations, conflicts, breaches, modifications, terminations, rights to terminate, defaults or Liens that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer; (iv) if the Buyer Required Consents are obtained, violate any Law or Order of any Governmental Body against, or binding upon, Buyer or any Buyer Subsidiary or upon their respective Assets or Business other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer; (v) if the Buyer Required Consents are obtained, violate or result in the revocation or suspension of any Permit other than such violations that, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer or (vi) if the Buyer
Required Consents are not obtained, have a material adverse effect on the Condition of Buyer.
       Corporate Existence and Power. Buyer is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted. Buyer is duly qualified to do business as a foreign corporation and is in good standing in each continental United States jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the business, its Assets, financial condition or the results of operations of Buyer or the Buyer Subsidiaries taken as a whole (collectively, the "Condition of Buyer").
Buyer is duly qualified to do business as a foreign corporation in each of the United States jurisdictions listed on Schedule 4.6 hereto.
       Subsidiaries. (a) Each Subsidiary of Buyer (each, a "Buyer Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or other organization, and has all corporate or other powers and all material governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign person and is in good standing in each continental United States jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary, except for such jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the Condition of Buyer.

          (a)         Schedule 4.6 sets out the name of
each Buyer Subsidiary, its jurisdiction of incorporation or other organization, each United States jurisdiction in which it is duly qualified to do business as a foreign corporation, the authorized capital stock or other ownership interests of, and the securities issued by, each Buyer Subsidiary, together with the holders of all such outstanding securities. Except for the Buyer Subsidiaries set forth on Schedule 4.6, Buyer does not directly or indirectly own any interest in any other person.

       (b)         Except as set forth on Schedule 4.6,
all of the outstanding capital stock or other ownership interests of each Buyer Subsidiary is owned by Buyer, directly or indirectly, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All of the outstanding capital stock or other ownership interests of each Buyer Subsidiary is validly issued, fully paid and nonassessable and was not issued in violation of any preemptive rights, rights of first refusal or any other contractual or legal restrictions of any kind. Except as set forth on
Schedule 4.6, there are no outstanding (i) securities of Buyer or any Buyer Subsidiary convertible into or exchangeable for capital stock or other ownership interests in any Buyer Subsidiary and (ii) options, warrants, calls or other rights to acquire from any Buyer Subsidiary, and no obligation of Buyer or any Buyer Subsidiary to issue, any capital stock or other ownership interests of, or any securities convertible into or exchangeable for any capital stock of or ownership interests in, any Buyer Subsidiary. Except as set out in Schedule 4.6, there are no outstanding obligations of Buyer or any Buyer Subsidiary to repurchase, redeem or otherwise acquire any securities of the Buyer or any Buyer Subsidiary.
      Charter Documents. (a) Buyer has heretofore delivered to the Sellers true and complete copies of the Certificate of Incorporation (certified by the Secretary of State of the State of Delaware or, if unavailable on the date hereof, by the Secretary of Buyer) and By-laws certified by the Secretary of Buyer in effect on the date hereof. The stock and transfer books of Buyer and each of the Buyer Subsidiaries have been made available to the Sellers for their inspection and are true and complete.
          (a)         All financial, business and
accounting books, ledgers, accounts and official and other records relating to Buyer and each Buyer
Subsidiary have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein. Neither Buyer nor any Buyer
Subsidiary has any records, systems, Contracts, data or information, recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photograph process, whether computerized or not) which (including all means of access thereto and therefrom) are not under their exclusive ownership and direct control.
       Capitalization. (a) Immediately prior to the filing of Buyer's Certificate of Incorporation on the date hereof, the authorized capital stock of Buyer consisted of: (i) 200,000 Class A Common Shares, par value $.01 per share, of which 145,642 shares were issued and outstanding; (ii) 1,000,000 Class B Common Shares, par value $.01 per share, of which 697,493 were issued and outstanding and of which 423,207 were owned by Subsidiaries; (iii)
100,000 First Preferred Shares, par value $.01 per share, of which no shares were issued and outstanding;
and (d) 100,000 Second Preferred Shares, par value $.01 per share, of which 56,670 were issued and outstanding.
All of such shares were duly authorized and validly issued, were fully paid and nonassessable.

        (a)      The Recapitalization Transactions
affecting Buyer or any United States Subsidiary have been duly and validly consummated in accordance with applicable law except that the Reincorporation Merger has not become effective, as of the date hereof, under New York law. The authorized capital stock of Buyer consists of (i) $1,500,000 shares of Common Stock, par value $.01 per share, of which no shares are issued or outstanding, (ii) 1,000,000 shares of Class A Common
Stock, par value $.01 per share, of which, after giving effect to the issuance of shares thereof to the Sellers pursuant to this Agreement, there will be 900,189 shares issued and outstanding, of which 423,207 shares are owned by Subsidiaries, (iii) one share of Special
Preferred Stock, par value $.01 per share, of which one share is issued and outstanding, and (iv) 500,000 shares of Preferred Stock, par value $.01 per share, of which no shares are issued and outstanding. All outstanding shares of capital stock of Buyer have been duly authorized and validly issued, fully paid and are non-assessable and have not been issued in violation of any preemptive rights, rights of first refusal or any other contractual legal restrictions of any kind. Except for the restrictions contained in the Stockholders'
Agreement, there are no outstanding
(A) securities of Buyer convertible into or exchangeable for shares of capital stock or voting securities of Buyer, and (B) options, warrants, calls, preemptive rights, rights of first refusal or other rights to acquire from Buyer, and no obligation of Buyer to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Buyer. Except as set forth in the Stockholders' Agreement, there are no outstanding obligations of Buyer or any Buyer Subsidiary to repurchase, redeem or otherwise acquire any securities of Buyer.
       Financial Information. The consolidated balance sheet and statements of cash flows and operations of Buyer and statement of income and retained earnings as of and for the years ended December 31, 1994, 1993, 1992 and 1991 audited by Ernst & Young, copies of all of which have been furnished to the Sellers, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated therein or in the notes thereto), are accurate, show all material
Liabilities, and fairly present in accordance with GAAP the consolidated financial position of Buyer and the Buyer Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows (or changes in financial position, as the case may be), of Buyer and the Buyer Subsidiaries for each of the periods then ended.
       Liabilities.  (a)  Except as set forth in
Schedule 4.10A, Buyer and the Buyer Subsidiaries are not aware of any unasserted Contingency, except
(i) Contingencies which are accrued or reserved against in the consolidated balance sheet of Buyer as of December
31, 1994 or reflected in the notes to the audited financial statements of Buyer for the fiscal year ended
December 31, 1994; and (ii) Liabilities incurred after
December 31, 1994 in the ordinary course of business and consistent with past practice.

          (a)         Schedule 4.10B sets forth, as of
the date hereof, a brief description of all Liabilities of Buyer and each Buyer Subsidiaries in respect of (i) money borrowed from and owed to any bank, financial institution or other person; (ii) any indebtedness arising under leases required to be capitalized under GAAP; (iii) any indebtedness arising under purchase money obligations and (iv) any indebtedness or potential indebtedness under any guaranty, letter of credit or performance credit (the indebtedness or potential indebtedness described in the foregoing clauses being referred to, herein, collectively, as "Buyer Debt").
Except as set forth on Schedule 4.10B, all Buyer Debt may be repaid or prepaid upon no more than 30 days' notice without premium or penalty.
       Receivables. (a) All the accounts receivable of Buyer and each Buyer Subsidiary (the "Buyer Receivables") reflected in the Buyer Balance Sheet and all Buyer
Receivables that have arisen since the Buyer Balance
Sheet Date (except such Buyer Receivables as have been collected since such date) are valid and enforceable claims, and constitute bona fide Buyer Receivables resulting from the sale of goods and services in the ordinary course of business in conformity with applicable purchase orders , agreements and specifications. To
Buyer's knowledge, the Buyer Receivables are subject to no valid defense, offsets, returns, allowances or credits of any kind other than in the ordinary course of business and are fully collectible within 90 days from the date they are invoiced except to the extent of the amount of the reserve for doubtful accounts reflected in the Buyer
Balance Sheet, it being understood and agreed that nothing contained herein shall be deemed to guarantee the collectibility of the Buyer Receivables. Buyer has heretofore delivered to Sellers a schedule as at March
31, 1995 setting forth the total amount of Buyer
Receivables and a schedule of the aging of such Buyer Receivables based on 030 days, 31-60 days, 61-90 days and over 90 days.
All chargebacks with customers to which Buyer or any Buyer Subsidiary has agreed have been credited to the customers concerned.

          (a)         Schedule 4.11 sets forth a brief
description and list (including the principal amount and maturity date) of any loan made by Buyer or any Buyer
Subsidiary: (i) in excess of $15,000 to any employee of Buyer or any Buyer Subsidiary and (ii) to any person other than employees of Buyer or any Buyer Subsidiary.
       Inventories. The inventories of Buyer and of each Buyer Subsidiary reflected in the Buyer Balance
Sheet and all inventory items acquired since the Buyer
Balance Sheet Date consist of raw materials, supplies, work-in-process and finished goods of such quality and in such quantities as are being used or are reasonably anticipated to be usable, or are being sold or are suitable for sale, in the ordinary course of its business. Such inventories are valued at the lower of cost or market and were determined in accordance with GAAP consistently applied. Since the Buyer Balance
Sheet Date, Buyer and each of the Buyer Subsidiaries have continued to replenish its inventories in a normal and customary manner consistent with prior practice and prudent business judgment. Buyer and each Buyer
Subsidiary have established adequate reserves for inventory that no longer constitutes part of their current line. The amount of such reserves and the methodology used to determine same have been disclosed in writing by Buyer to Sellers with specific reference to this Section 4.12.
       Absence of Certain Changes.  Since the Buyer
Balance Sheet Date, except as set forth in this Agreement or disclosed or referred to in Schedule 4.13, each of Buyer and the Buyer Subsidiaries has conducted its business in the ordinary course consistent with past practices and there has not been:
        (a)         Any event that has had or would
reasonably be expected to have a material adverse effect on the Condition of Buyer;

          (b)         Any declaration, setting aside or
payment of any dividend or other distribution with respect to any shares of capital stock of Buyer or any of the Buyer Subsidiaries;
          (c)         Any amendment to the Certificate
of Incorporation or By-laws of Buyer or any of the Buyer
Subsidiaries or any amendment to any term of any outstanding security of the Buyer or any of the Buyer
Subsidiaries;
          (d)         Any (i) incurrence, assumption or
guarantee by Buyer or any of the Buyer Subsidiaries of any Liability other than in the ordinary course of business in amounts and on terms consistent with past practices,
(ii) issuance or sale of any securities convertible into or exchangeable for debt securities of Buyer or any of the Buyer Subsidiaries, or (iii) issuance or sale of options or other rights to acquire from Buyer or any of the Buyer Subsidiaries, directly or indirectly, debt securities of Buyer or any of the Buyer Subsidiaries or any securities convertible into or exchangeable for any such debt securities;
            Any creation, incurrence or assumption by Buyer or any of the Buyer Subsidiaries of any Lien on any Asset other than (i) Liens for Taxes not yet due or being contested in good faith (and for which adequate reserves have been established); (ii) Liens which do not materially detract from the value of such Asset as now used, or materially interfere with any present or intended use of such Asset; or (iii) Permitted Liens.
          (f)         Any making or forgiving of any
loan, advance or capital contribution to or investment in any person other than loans, advances or capital contributions to or investments in Buyer Subsidiaries made in the ordinary course of business consistent with past practices;
          (g)         Any damage, destruction or other
casualty loss (whether or not covered by insurance), condemnation or other taking affecting the business or Assets of Buyer or any of the Buyer Subsidiaries which, individually or in the aggregate, has had or will reasonably be expected to have a material adverse effect on the Condition of Buyer;
          (h)         Except in the ordinary course of
business, any transaction or commitment made, or any Contract entered into, by Buyer or any of the Buyer
Subsidiaries relating to its Assets or business
(including the acquisition or disposition of any substantial Assets) or any relinquishment by Buyer or any of the Buyer Subsidiaries of any Contract or other right;

          (i)         Any change in any method of
accounting or accounting practice by Buyer or any of the Buyer
Subsidiaries;

          (j)         Any assumption or guarantee of the
obligations of any person other than a Buyer Subsidiary;

          (k)         Any grant of any severance or
termination pay to any stockholder or officer of Buyer or any of the Buyer Subsidiaries, any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any stockholder, officer or director of Buyer or any of the Buyer Subsidiaries or any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or any increase in compensation, bonus or other benefits payable to any stockholder, officer or director of Buyer or any of the Buyer Subsidiaries in each case, other than routine increases in the ordinary course of business or disclosed to Sellers in writing with specific reference to his Section 4.13(k) or on any Schedule;

          (l)         Any labor dispute, other than
routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of Buyer or any of the Buyer Subsidiaries, which employees were not subject to a collective bargaining agreement at the Buyer Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or, to the knowledge of Buyer, threats thereof by or with respect to such employees;
          (m)         Any waiver of any material right
under any Contract of the type required to be set forth on any Schedule;

          (n)         Except for any changes made in the
ordinary course of business, any material change in any of Buyer's or any of the Buyer Subsidiaries' business policies, including advertising, investment, marketing, pricing, purchasing, production, personnel, sales, returns, budget or product acquisition policies;

          (o)         Except in the ordinary course of
business, any payment, directly or indirectly, of any material Liability before the same became due in accordance with its terms;

          (p)         Any termination or failure to
renew, or the receipt of any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Contract that is or was material to the Condition of Buyer; or

          (q)         Any Contract or arrangement made
by Buyer or any of the Buyer Subsidiaries to take any action which, if taken prior to the date hereof, would have made any representation or warranty in this Section untrue or incorrect in any material respect.
       Title to Properties. (a) Schedule 4.14A sets forth a complete list and brief description of all real property owned by Buyer or any of the Buyer Subsidiaries
(the "Buyer Owned Real Property") and all real property leased or operated by Buyer or any of the Buyer
Subsidiaries if the annual base rent thereunder exceeds
$250,000 (all real property leased or operated by Buyer or any of the Buyer Subsidiaries (including those with an annual base rent of less than $250,000) is hereinafter referred to as the "Buyer Leased Real
Property") (together, the Buyer Owned Real Property and the Buyer Leased Real Property shall be referred to as the "Buyer Real Property"). With respect to the Buyer
Owned Real Property, Schedule 4.14 also sets forth for each Buyer Owned Real Property a list of the most recent title insurance policies, appraisal reports and environmental reports in the possession or under the control of the Buyer or any of the Buyer Subsidiaries, copies of all of which have been provided to Buyer.
With respect to the Buyer Leased Real Property with annual base rent in excess of $250,000, Schedule 4.14A also sets forth the date of each lease, the term thereof, the address and square footage of the property, and the aggregate monthly rental payable thereunder.
        (a)         With respect to the Buyer Real
Property and the respective operations thereat by Buyer or any Buyer Subsidiary:

               (i)         To the knowledge of Buyer,
there are no violations of any Law (including but not limited to zoning and setback requirements) where the effect of any such violation, individually or in the aggregate, would have a materially adverse effect on the Condition of Buyer;
               (ii)        Buyer or the Buyer
Subsidiaries have obtained and complied with all Permits and Orders, except where the failure to obtain such Permits and Orders or comply therewith, individually or in the aggregate, would not have a material adverse effect on the Condition of Buyer;
               (iii)       All buildings, structures and
other improvements located thereon that are owned or leased are in working condition and repair, reasonable wear and tear excepted, except where such failure to be in working condition and repair, reasonable wear and tear excepted, would not have a material adverse effect on the Condition of Buyer, and neither Buyer nor any of the Buyer Subsidiaries has done or performed, or caused to be done or performed, any work or required any services within the past year except for which payment in full has been made and lien waivers obtained;
               (iv)        There is no pending or, to
the knowledge of Buyer, threatened Claim (including Third
Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Buyer Owned Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of Buyer;
               (v)         To the knowledge of Buyer,
there is no pending or threatened Claim (including Third
Party Claims), or any existing condition or basis which may give rise to any such Claim, or which may otherwise result in the imposition of a Lien or forfeiture of any of the Buyer Leased Real Property, or otherwise prohibit, restrict or materially interfere with its use as presently conducted except for Claims which would not have a material adverse effect on the Condition of Buyer;
                 There are no pending, or to the
knowledge of Buyer, threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Buyer Owned Real Property;
               (vii)       To the knowledge of Buyer,
there are no pending or threatened proceedings, which may result in a total or partial condemnation, eminent domain or other taking of any Buyer Leased Real
Property;
               (viii)      There are no claims of or
rights to possession, or any claims of adverse possession, with respect to all or any portion of any of the Buyer Owned Real Property;
               (ix)        To the knowledge of Buyer,
there are no claims of or rights to possession, or any claims of adverse possession, with respect to all or any portion of any of the Buyer Leased Real Property; and
               (x)         Buyer or a Buyer Subsidiary has
good and insurable fee title to the Buyer Owned Real
Property or a Buyer Subsidiary and a valid and existing leasehold interest in Buyer Leased Real Property or a Buyer Subsidiary subject to no Liens except for Buyer
Permitted Liens.
          (b)         The tangible property owned or
used by Buyer ("Buyer Tangible Property") including, without limitation, all machinery, sewing or cutting machines, equipment, furniture, furnishings, leasehold improvements, fixtures and vehicles have been maintained in the ordinary course and is in working order, reasonable wear and tear excepted, except for a nonmaterial portion of such Buyer Tangible Property that may be undergoing repairs or maintenance in the ordinary course and except where such failure to maintain would not have a material adverse effect on the Condition of Buyer.
          (c)         Schedule 4.14B sets forth, with
respect to each lease of Buyer Tangible Property with an annual base rent in excess of $250,000, the commencement date of the lease, and any amendment thereto, the term thereof, and the aggregate monthly rent payable thereunder.
          (d)         Except as set out in Schedule
4.14C, Buyer or a Buyer Subsidiary has good title to all Buyer Tangible Property reflected on the Buyer Balance
Sheet or acquired after the Buyer Balance Sheet Date except for Buyer Tangible Property sold or disposed of since the Buyer Balance Sheet Date in the ordinary course of business consistent with past practice. Buyer or a Buyer Subsidiary has good title to all raw materials, work in process or finished Buyer Products located at the premises of any Contractor. Except as set forth on Schedule 4.14C, none of such Buyer Tangible Property is subject to any Liens, except for the following (collectively, "Buyer Permitted Liens"):
               (i)         Liens disclosed on the Buyer
Balance Sheet or the notes thereto;
               (ii)        Liens for Taxes not yet due
or payable or being contested in good faith (and for which adequate reserves have been established on the Buyer Balance Sheet);
               (iii)       Liens, easements, zoning or
other planning restrictions or limitations on use or other irregularities in title, none of which materially detracts from the value of such Assets as now used, or materially interferes with any present use of such Assets;
               (iv)        Liens arising in the ordinary
course of business which do not materially detract from the value of such Assets as now used or materially interfere with any present use of such Assets; and
             (v)         Liens of carriers,
warehousemen, mechanics, materialmen, vendors, lessors, and landlords incurred in the ordinary course of business.


       Contracts. (a) Except for Contracts pursuant to the terms of which there is either a current or future obligation or right of Buyer or a Buyer Subsidiary to make payments or receive payments not in excess individually of $250,000 during any calendar year,
Schedule 4.15 sets forth as of the date hereof a complete and accurate list of all Contracts to which either Buyer or any of the Buyer Subsidiaries is a party, or by or to which it or its Assets are bound or subject, including, without limitation:

                    (i)         Contracts with any
current or former employee, independent contractor, consultant, agent or other representative or with any Affiliate of any of the foregoing;

                    (ii)        Contracts relating to
the design of any Buyer Products;

                    (iii)       Other than in the
ordinary course of business: (A) Contracts for the sale of any of its Assets or (B) Contracts for the grant to any person of any preferential rights to purchase any of its Assets;

                      Contracts under which Buyer and/or
any of the Buyer Subsidiaries agree to indemnify any person;
                    (v)         Contracts under which
Buyer and/or any of the Buyer Subsidiaries agree to share Tax liability of, or with, any party;

                    (vi)        Contracts that cannot be
cancelled without material Liability, premium or penalty;

                    (vii)       Contracts with any
person to advertise or market any of Buyer's or any of the Buyer Subsidiaries' Products other than in the ordinary course of business;

                    (viii)      Contracts relating to
the acquisition of any operating business or the capital shares of any other person;

                    (ix)        Options for the purchase
or sale of any Asset;

                    (x)         Contracts requiring the
payment to any person of an override or similar commission or fee;

                    (xi)         Contracts with customers,
independent suppliers, Contractors and manufacturers other than in the ordinary course of business;

                    (xii)       Sales agency, licensing,
manufacturer's representative or distributorship agreements;

                    (xiii)      Contracts pursuant to which
any party is required to purchase or sell a stated portion of its requirements or output to another party;

                    (xiv)       Contracts for the payment of
fees or other consideration to any officer or director of Buyer or any of the Buyer Subsidiaries or to any other entity in which any of the foregoing has an interest; and

                    (xv)        Management Contracts and
other similar agreements with any person.

          (b)         Schedule 4.15 also sets forth as
of the date hereof a complete and accurate list of the following Contracts to which either Buyer or any of the Buyer Subsidiaries is a party, or by which it or its Assets are bound or subject:
                      Contracts with any current or
former stockholder, officer or director that impose, after the Closing Date, continuing obligations on a Buyer or a Buyer Subsidiary;
                    (ii)        Contracts with any labor
union or association representing any employee;
                    (iii)       Partnership or joint
venture agreements;

                    (iv)        Contracts containing
covenants not to compete in any line of business or with any person in any geographical area (or not to solicit or accept any business) or covenants of any other person not to compete in any line of business or in any geographical area with Buyer or any Buyer Subsidiary (or not to solicit or accept any business);

                    (v)         Contracts relating to
any Buyer Debt in respect of: (A) money borrowed from and owed to any bank, financial institution or other person; (B) any indebtedness in excess of $500,000 arising under leases required to be capitalized under GAAP; (C) any indebtedness in excess of $500,000 arising under purchase money obligations and (D) any indebtedness or potential indebtedness in excess of $500,000 under any guaranty, letter of credit or performance credit; and

                    (vi)        Contracts providing
rights of exclusivity to distributors or retailers for definite or indefinite periods for any products or product lines or for the use of any trademark or tradename.
          (c)         Schedule 4.15 also lists and
describes the status of all Contracts currently in negotiation or proposed by Buyer or any of the Buyer Subsidiaries as to which there exists a draft agreement, letter of intent or similar instrument and which is of a type which if entered into by Buyer or any of the Buyer Subsidiaries would be required to be listed on Schedule 4.15 or on any other Schedule (the "Buyer Proposed Contracts").

            There are no Contracts, other than those set
forth on Schedule 4.15, on any other Schedule to this
Agreement or which are not required to be disclosed
hereunder.  Except as set forth on Schedule 4.15, all
Contracts (individually or, in the case of any group of
similar Contracts, in the aggregate) material to the
Condition of Buyer are valid, subsisting, in full force
and effect and binding upon Buyer or any of the Buyer
Subsidiaries, as the case may be, and, to the knowledge
of Buyer, on the other parties thereto in accordance
with their terms and Buyer and each of the Buyer
Subsidiaries has paid in all material respects or
accrued amounts due thereunder and has satisfied in all
material respects or provided for all of its liabilities
and obligations thereunder to be satisfied or provided
for through the date hereof, and is not in default under
any of them in any material respect, nor, to the
knowledge of Buyer, is any other party to any Contract
(individually or, in the case of any group of similar
Contracts, in the aggregate) material to the Condition of
Buyer in default thereunder in any material respect, nor, to the knowledge of Buyer, does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. Except as separately identified on Schedule
4.12 hereto, neither Buyer nor any of the Buyer
Subsidiaries is a party to or bound by any Contract that
materially adversely affects the Condition of Buyer.
Except as separately identified on Schedule 4.15 hereto
or on any other Schedule, no approval or consent of any
person is needed in order that the Contracts
(individually or, in the case of any group of similar
Contracts, in the aggregate) material to the Condition
of Buyer continue in full force and effect following the
consummation of the Contemplated Transactions and the
operation of the Business of the Company and the Company
Subsidiaries together with that of the Buyer and the
Buyer Subsidiaries except for such approvals or consents
which, if not obtained, would not have a material
adverse effect on the Condition of the Buyer.  Except as
set forth on Schedule 4.15 or any other Schedule, the
termination of any Contract will not cause Buyer or any
Buyer Subsidiary to incur any material penalty, loss,
expense or termination payment.
          (e)         Buyer has given Triumph access to
true and complete copies of (i) all of the Contracts required to be set forth on Schedule 4.15 or on any other
Schedule or (ii) the most recent draft, letter of intent
or term sheet of all of the Buyer Proposed Contracts
required by the provisions of Section 4.15(c) to be set
forth on Schedule   4.15.
       Intangible Property.  (a)  Buyer or the Buyer
Subsidiaries own or have the right to use all material trademarks, tradenames, servicemarks, patents, models, industrial designs and registered copyrights
(collectively, "Buyer Intellectual Property Rights") necessary to the conduct of their respective businesses.
Schedule 4.16 sets forth a list of those trademarks that are material to the Condition of Buyer.

            To the knowledge of Buyer, with respect to Buyer Intellectual Property Rights material to the
Condition of Buyer (i) all United States renewals and other maintenance actions in respect of the registration relating to such trademarks have been appropriately filed; (ii) Buyer or a Buyer Subsidiary has exercised its best efforts to ensure compliance with all United
States registration and recording requirements, and has paid all necessary government fees; and (iii) the United
States trademark registrations and licenses thereof are valid with respect to Buyer Products that are covered by the registrations.
          (b)         Except for restrictions of an
immaterial nature, Buyer or Buyer Subsidiary has the right to use, free and clear of any Claims or rights of others, all material trade secrets, know-how, processes, technology, blue prints, art work, films, negatives, photographs, separations, patterns and package and other designs utilized in the conduct of its business, except where such failure to have such rights would not, individually or in the aggregate, have a material adverse effect on the Condition of Buyer.

          (c)         Except as set forth on Schedule
4.16, no material Buyer Intellectual Property Right is subject to any Lien or outstanding Order or Contract restricting the use or licensing thereof. Except as set forth on Schedule 4.16, (i) neither Buyer nor any of the Buyer Subsidiaries during the three years preceding the date hereof has been sued or charged in writing with or been a defendant in any Claim which has not been terminated prior to the date hereof and which involves a Claim of infringement arising out of the use, registration or ownership of any Buyer Intellectual
Property Rights material to the Condition of Buyer; and
(ii) Buyer has no knowledge of any such charge or Claim of any infringement during the three years preceding the date hereof by any other person arising out of the use, registration or ownership of any material Buyer
Intellectual Property Rights.


       Claims and Proceedings.  Except as set forth on
Schedule 4.17, there are no outstanding material Orders of any Governmental Body against or involving Buyer, any of the Buyer Subsidiaries or their respective Assets other than Orders affecting the apparel industry generally.
Except as set forth on Schedule 4.17, there are no Claims (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or threatened in writing, against or involving Buyer or any of the Buyer Subsidiaries or any of their respective Assets which (i) involve a claim for the payment of money damages of $100,000 or more; (ii) relate to employment, regardless of amount, other than workers' compensation Claims, severance Claims or Claims under Plans or (iii) individually or in the aggregate, would have a material adverse effect upon the Contemplated Transactions or upon the Condition of Buyer other than Claims affecting the apparel industry generally. Except as set forth on Schedule 4.17, to the knowledge of Buyer, there is no fact, event or circumstances that would give rise to any Claim that would be required to be set forth on Schedule 4.17 if currently pending or threatened.
All notices required to have been given to any insurance company listed as insuring against any Claim set forth on Schedule 4.17 have been timely and duly given and, except as set forth on Schedule 4.17, no insurance company has asserted in writing that such Claim is not covered by the applicable policy relating to such Claim. Except as set forth on Schedule 4.17 there are no material product liability Claims against or involving Buyer or any of the Buyer Subsidiaries or, to the knowledge of Buyer, any product manufactured, marketed or distributed at any time by Buyer or any of the Buyer Subsidiaries ("Buyer
Products") and no such Claims have been settled, adjudicated or otherwise disposed of since January 1, 1992. There are no material Claims pending or, to the knowledge of Buyer, threatened that would give rise to any right of indemnification on the part of any director or officer of Buyer or any of the Buyer Subsidiaries or the heirs, executors or administrators of such director or officer, against Buyer or any of the Buyer
Subsidiaries or any successor to the business of Buyer or any of the Buyer Subsidiaries.


       Restrictions on Business Activities. There is no Order binding upon Buyer or any of the Buyer
Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or adversely affecting
(i) competition by Buyer or any of the Buyer
Subsidiaries, (ii) any business practice of Buyer or any of the Buyer Subsidiaries, (iii) any acquisition of property by Buyer or any of the Buyer Subsidiaries, or
(iv) to the knowledge of Buyer, the Condition of Buyer. Taxes. (a) Except as set forth in the Buyer
Balance Sheet (including the notes thereto) or on
Schedule 4.19, (i) all Tax returns, statements, applications, reports and forms required by law to be filed with any Taxing Authority on or before the Closing
Date with respect to any Pre-Closing Tax Period (as hereinafter defined) by or on behalf of Buyer or any Buyer Subsidiary (collectively, the "Buyer Returns") have been timely filed through the date hereof or will be filed when due (taking into account any extension granted by the appropriate Taxing Authority); (ii) as of the time of filing, the Buyer Returns correctly reflected (and, as to any Buyer Returns not filed as of the date hereof and required to be filed on or before the Closing Date, will correctly reflect) the facts regarding the income, business, Assets, operations, activities and status of Buyer, the Buyer Subsidiaries and any other information required to be shown therein;
(iii) Buyer and the Buyer Subsidiaries have timely paid or made provision for in reserves shown in the Buyer
Balance Sheet all Taxes that are due and payable for any period ended on or prior to the date of the Buyer
Balance Sheet; (iv) the Buyer and Buyer Subsidiaries have made or on or before the Closing Date will make provision for all Taxes payable by the Buyer and Buyer Subsidiaries for any Pre-Closing Tax Period for which no Buyer Return has been filed; (v) the charges, accruals and reserves for Taxes reflected or that will be reflected on the books of the Buyer and the Buyer Subsidiaries are adequate to cover the Tax liabilities accruing or payable by Buyer and the Buyer Subsidiaries in respect of any Pre-Closing Tax Period; (vi) all Liabilities of Buyer and the Buyer Subsidiaries with respect to federal income Taxes have been finally determined except for fiscal years 1988 through 1993, the only years not closed by the expiration of the statute of limitations; (vii) no deficiency for any Tax or claim for additional Taxes by any Taxing Authority has been proposed, asserted or assessed in writing against the Buyer or any Buyer Subsidiary (or any member of any affiliated or combined group of which the Buyer or any Buyer Subsidiary is or has been a member); (viii) neither Buyer nor any Buyer Subsidiary (or any member of any affiliated or combined group of which Buyer or any Buyer Subsidiary is or has been a member) has been granted any extension or waiver of the limitation period applicable to any Buyer Returns or otherwise disclosed in writing to Triumph or which could have a material adverse effect on the Condition of Buyer; (ix) neither
Buyer nor any Buyer Subsidiary has filed any consent or election under the Code, other than such consents and elections, if any, reflected in the Buyer Returns or otherwise disclosed in writing to Sellers with specific reference to this Section 4.19(a)(ix) or which could have a material adverse effect on the condition of Buyer; (x) neither Buyer nor any Buyer Subsidiary has entered into or will enter into any agreement or consent under
Section 341(f) of the Code; (xi) neither Buyer nor any Buyer Subsidiary owns any interest in real property in the State of New York or in any other jurisdiction which would result, as a result of the consummation of the Contemplated Transactions, in the imposition of the New
York State Buyer Real Property Transfer Gains Tax for real property located in New York or a similar tax for real property located in any other jurisdiction; (xii) there are no Liens for Taxes upon the Assets of the Buyer or any Buyer Subsidiary other than Taxes not yet due and payable; (xiii) neither Buyer nor any Buyer Subsidiary will be required, as a result of a change in method of accounting for a Pre-Closing Tax Period, to include any adjustment under Section 481(c) of the Code in taxable income for any Tax period (or portion thereof) ending on the Closing Date; (xiv) neither Buyer nor any Buyer Subsidiary has been a member of an affiliated group other than one of which Buyer was the common parent, or filed or been included in a combined, consolidated or unitary Buyer Return together other than one filed by Buyer; (xv) neither Buyer nor any Buyer Subsidiary is currently under any contractual obligation to indemnify any other person with respect to Taxes;
(xvi) Buyer is not and has not been a United States real property holding corporation as defined in Section
897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) thereof; and
(xvii) since its organization, Buyer has been a possessions corporation that qualified for the Puerto
Rico and possessions tax credit and since such date has been exempt from Puerto Rican income Taxes.
        (a)      As used herein, "Pre-Closing Tax
Period" means any tax period (or portion thereof) ending on or before the Closing Date.
          (b) True and correct copies of the Buyer Returns for the years 1991, 1992 and 1993 have been delivered to Sellers.
          (c)      Neither Buyer nor any Buyer
Subsidiary is party to any tax-sharing or tax allocation agreement pursuant to which it is obligated to pay any amount to anyone else.

       (d)      Except with respect to sales taxes
collected at the "outlet" stores of Buyer Subsidiaries, neither Buyer nor any Buyer Subsidiary holds or has held a permit, registration, certificate or like instrument as a "dealer" or other collecting agent from a state
Taxing Authority under which it collects sales tax from its business operations and remits such tax to such Taxing Authority.


       Employee Benefits Plans.  (a)  Schedule 4.20
contains a true and complete list of (i) all of the
Plans of the Buyer, any of the Buyer Subsidiaries, and
of any other companies or entities which constitute a
member of the Buyer ERISA Group, which are presently in
effect or, in the case of Pension Plans, have been in
effect at any time prior to the date hereof and for
which there is any liability; (ii) any other pension,
profit sharing, retirement, deferred compensation, stock
purchase, stock option, incentive, bonus, sabbatical
leave, vacation, all employment or severance Contracts
(including, without limitation, arrangements providing
for benefits in the event of a change of ownership in
whole or in part of the Buyer), disability,
hospitalization, health and medical insurance plans,
relocation, child care, educational assistance or other
employee benefit plan or program which
any member of the Buyer ERISA Group maintains or to
which any member of the Buyer ERISA Group has any
present or future obligation to contribute; and (iii)
separately identifies all Plans providing retiree
benefits.  (The Plans or programs described in clauses
(i), (ii) and (iii) including all nonqualified plans are
herein collectively referred to as the "Buyer ERISA
Group Plans".)  Except as set forth in Schedule    4.20,
the Buyer has delivered or made available to Sellers true and complete copies of all documents
(including plan documents and related trust agreements) as they may have been amended to the date of delivery or availability, embodying or relating to clauses (i), (ii) and (iii) hereinabove and a written description of each non-written plan. Since such date of delivery or availability, the Buyer ERISA Group Plans have not been amended to materially change the terms thereof. The
Buyer has also delivered to Sellers true and complete copies of annual reports (Form 5500) for the last three
(3) years, summary annual reports, summary plan descriptions and a summary of material modifications with respect to each Buyer ERISA Group Plan, as applicable.

          (a)      Except as set forth in Schedule 4.20,
the Buyer ERISA Group maintains no tax qualified Pension
Plans nor has the Buyer ERISA Group ever maintained any other tax-qualified Pension Plan for the benefit of employees.
          (b)         With respect to each 412 Plan,
there has been no failure to make any contribution or pay any amount due as required by Section 412 of the Code, Section 302 of ERISA or the terms of any such 412
Plan, and no request or receipt of any funding waiver has been requested or received from the Internal Revenue
Service.
          (c)         Except as set forth in Schedule
4.20, no trust has been established in connection with any 412 Plan pursuant to Section 4049 of ERISA (as in effect on December 17, 1987) and no liabilities that would have a material adverse effect on the Condition of the Buyer have been asserted against the Buyer or any Buyer Subsidiary or any member of the Buyer ERISA Group in connection with any such 412 Plan by the PBGC or by a trustee appointed pursuant to Section 4042(b) or (c) of ERISA, and no Lien has been attached and neither the PBGC nor the Internal Revenue Service has threatened to attach a Lien on any Assets of or any member of the Buyer ERISA Group as a result of any failure to comply with the Code or the Treasury regulations thereunder or ERISA.
          (d)         Except as set forth in Schedule
4.20, the IRS has issued favorable determination letters to the effect that each qualified Buyer ERISA Group Plan as amended for the Tax Reform Act of 1986 and subsequent legislation qualifies under Section 401(a) of the Code and that the related trusts are exempt from taxation under Section 501(a) of the Code and such determination letters remain in effect and have not been revoked. To the knowledge of Buyer, nothing has occurred or is expected to occur that would adversely affect the qualified status of any Buyer ERISA Group Plans or any related trusts subsequent to the issuance of such determination letters.
          (e)         Except as set forth in Schedule
4.20, all Plans maintained by the Buyer or any member of the Buyer ERISA Group have been and continue to be in compliance in all material respects (i) in operation with the requirements prescribed by any and all Laws and Orders applicable to the Buyer ERISA Group Plans including but not limited to ERISA and the Code and with any other contractual obligations and, except as set forth in
Schedule 4.20, all reports and disclosures including
Form 5500s relating to the Buyer ERISA Group Plans required to be filed with or furnished to Governmental Bodies, participants or beneficiaries prior to the Closing Date have been or will be filed or furnished in a timely manner and in accordance with applicable law; and (ii) in form with those requirements of the Code and the regulations thereunder and ERISA which must be met on the date hereof.
          (f)         To the knowledge of Buyer, no member
of the Buyer ERISA Group nor any other "disqualified person" or "party in interest" (as defined in Section
4975 of the Code and Section 3 of ERISA, respectively) has engaged in any "prohibited transaction," as such term is defined in Section 4975 of the Code or Section
406 of ERISA, which could subject any of the Buyer ERISA
Group Plans (or their related trusts), any officer, director or employee of any entity within the ERISA
Group or any trustee, administrator or any other fiduciary of any of the Buyer ERISA Group Plans to a tax or penalty imposed under Section 4975 of the Code or
Section 502(i) of ERISA and which would have a material adverse effect on the Condition of the Buyer.
          (g)         Except as set forth in Schedule
4.20, there are no Claims (other than routine claims for benefits in the ordinary course) pending or, to the knowledge of Buyer, threatened against any of the Buyer
ERISA Group Plans or the Assets of any of the Buyer
ERISA Group Plans or against any fiduciary of any of the Buyer ERISA Group Plans for which the Buyer or the Buyer
Subsidiaries may be directly or indirectly liable, through indemnification obligations or otherwise.
          (h)         No member of the Buyer ERISA Group
has provided or is required to provide, security to any single-employer plan pursuant to Section 401(a) of the Code.

          (i)         The consummation of the
Contemplated Transactions will not accelerate any liability under any of the Buyer ERISA Group Plans because of an acceleration of any rights or benefits to which employees may be entitled thereunder.

          (j)         With respect to any Buyer ERISA
Group Plan that is a Welfare Plan, (i) each such Welfare
Plan, the contributions to which are claimed as a deduction under any provision of the Code, is in compliance in all material respects with all applicable requirements pertaining to such deduction, (ii) with respect to any welfare benefit fund within the meaning of Section 419 of the Code that comprises part of a Welfare Plan, there is no disqualified benefit within the meaning of Section 4976(b) of the Code that would subject the Buyer or any of the Buyer Subsidiaries to a tax under Section 4976(a) of the Code which would have a material adverse effect on the Condition of the Business, (iii) any Welfare Plan which is a group health plan within the meaning of Section 5000(b) of the Code satisfies in all material respects all of the requirements of Section 4980(B) of the Code, and (iv) all employer contributions due have been fully and timely paid or accrued on the books of the Buyer or the Buyer Subsidiaries.

          (k)         Schedule 4.20 sets forth the
present value of the liability of each Buyer ERISA Group
Plan that is a Welfare Plan and that provides benefits or coverage extending beyond a participant's termination of employment with the Buyer, excluding the liability for those benefits required by Section 4980B of the Code or those which are provided at the sole expense of the participant or beneficiary of the participant.
(l)         Except as set forth on Schedule 4.20,
neither the Buyer nor any member of the Buyer ERISA Group has incurred or reasonably expects to incur (i) any Withdrawal Liabilities (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in Withdrawal Liability), or (ii) any Liabilities under Title IV of ERISA with respect to any 412 Plan. Schedule 4.20 also identifies (A) each
Multiemployer Plan to which the Buyer or a Buyer ERISA
Group Member currently makes, is obligated to make, or has made or been obligated to make contributions, (B) provides a schedule of the contributions made to each such Multiemployer Plan over the past five years; (C) provides a schedule of any withdrawal liability payments which a Buyer ERISA Group is obligated to make or has made in the last 10 years to any Multiemployer Plan and
(D) the amount of withdrawal liability that would be due assuming complete withdrawal from all Multiemployer
Plans to which Buyer or any member of the Buyer ERISA
Group contribute. With the exception of the representation contained in this Section 4.20(m), any representation contained herein with regard to Multiemployer Plans shall be limited to matters of which the Company has knowledge.

          (m)         Except as set forth in Schedule
4.20, within the last five years, neither the Buyer nor any member of the Buyer ERISA Group has transferred any Assets or Liabilities of a 412 Plan subject to Title IV of ERISA which had, at the date of such transfer, Unfunded Pension Liabilities or has engaged in a transaction which may reasonably be subject to Section
4212(c) of ERISA.

            Neither the Buyer nor any member of the
Buyer ERISA Group sponsors or maintains or has obligations direct, contingent or otherwise, with respect to any benefit plan that is subject to the laws of any country other than the United States.
       (o)         No Buyer ERISA Group Plan holds
securities of the Buyer or any of the Buyer's
Subsidiaries.

          (p)         There has been no Reportable Event
with respect to any 412 Plan within the last five years.

          (q)         With respect to any supplemental
employee retirement plans, excess benefit plans (as defined in Section 3(36) of ERISA), severance arrangements with individual employees, whether written or not, or other nonqualified plans or arrangements,
Schedule 4.20 identifies the individuals or class of individuals covered by each such plan or arrangement.

          (r)         Except as set forth on Schedule
4.20, as of December 31, 1994, no 412 Plan sponsored by
Buyer or any member of the Buyer ERISA Group has any amount of Unfunded Pension Liability.


       Officers, Directors and Key Employees.  Buyer has
provided to Sellers a schedule setting forth (a) the
name, total compensation (as reflected on the applicable
forms W 2), date of hire and salary history for the two
years ended December 31, 1994 of each existing director,
executive officer or management employee of Buyer or the
Buyer Subsidiaries earning total compensation for the
year ended December 31, 1994 (as reflected on the
applicable forms W-2) in excess of $75,000, and (b) any
payments or commitments to pay any severance or
termination pay to any such person. Except as set forth
on such schedule, the employment of all such persons is
terminable at will.
       Employment-Related Matters.  Except as set forth
in Schedule    4.22, (a) Buyer and the Buyer
Subsidiaries are not a party to any Contract with any labor organization or other representative of their employees;
(b) there is no unfair labor practice charge or complaint pending or, to the knowledge of Buyer, threatened against Buyer or any of the Buyer Subsidiaries; (c) there is no labor strike, slowdown, work stoppage or other material labor controversy in effect or, to the knowledge of Buyer, threatened against or otherwise affecting Buyer or any of the Buyer Subsidiaries; (d) Buyer and the Buyer
Subsidiaries have not experienced any labor strike, slowdown, work stoppage or similar material labor controversy within the past three years; (e) no material
Claim before any Governmental Body brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of Buyer's employees or any of the Buyer
Subsidiaries' employees, is pending or, to the knowledge of Buyer, threatened against Buyer or any of the Buyer
Subsidiaries; (f) to the knowledge of Buyer, neither
Buyer nor any of its Subsidiaries is a party to, or otherwise bound by, any material Order relating to its employees or employment practices relating to the employees other than those affecting the industry generally; (g) Buyer and the Buyer Subsidiaries are in compliance with all applicable Laws, policies, procedures, agreements and Contracts, relating to employment, employment practices, wages, hours, and terms and conditions of employment except where the failure to comply would not, individually, or in the aggregate, have a material adverse effect on the Condition of Buyer; (h) except with respect to ongoing disputes of a routine nature, involving immaterial amounts Buyer and the Buyer Subsidiaries have paid in full to all of their employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees on or prior to the date hereof and (i) Buyer and the Buyer Subsidiaries are in compliance with their obligations with respect to their employees pursuant to the WARN, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.


       Potential Conflicts of Interest. Except as set forth in Schedule 4.23, no officer, director or Affiliate of Buyer or any of the Buyer Subsidiaries, no spouse of any such officer, director or Affiliate, nor, to the knowledge of any Buyer, no entity controlled by one or more of the foregoing:

          (a)         owns, directly or indirectly, any
interest in (excepting less than 1% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person that carries on business in competition with Buyer or any Buyer Subsidiary;
          (b)         owns, directly or indirectly, in
whole or in part, any material Asset that Buyer or any of the Buyer Subsidiaries uses in the conduct of its business; or
          (c)         has any material Claim whatsoever
against, or owes any amount to, Buyer or any of the Buyer Subsidiaries, except for claims in the ordinary course of business such as for accrued vacation pay and accrued benefits under employee benefit plans.


       Insurance. The insurance policies, fidelity and surety bonds and fiduciary liability policies covering the Assets, Business, operations, employees, officers and directors of Buyer and the Buyer Subsidiaries are of the type and in amounts customarily carried by persons conducting businesses similar to those of Buyer and the Buyer Subsidiaries. There is no Claim by Buyer or any of the Buyer Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, or requirement by any insurer to perform work which has not been satisfied. All premiums payable under all such policies and bonds have been paid and Buyer and the Buyer Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies and bonds. Such policies of insurance and bonds (or other policies and bonds providing substantially similar insurance coverage) other than those relating to director and officer liability insurance have been in effect since
January 1, 1994 and remain in full force and effect.
The insurance in effect with respect to the Buyer Real
Property is in an amount of the full replacement value of the buildings and improvements. Buyer does not know of any threatened termination of, premium increase with respect to, or uncompleted requirements under any of such policies or bonds.


       Suppliers, Customers and Contractors.  Schedule
4.25A lists, by dollar volume paid for the 12 months
ended December 31, 1994, the 15 largest raw material
suppliers and the 25 largest customers of Buyer or Buyer
Subsidiary. Schedule     4.25B lists the names and
addresses of those Contractors retained by Buyer or any of the Buyer Subsidiaries involving payments, for the 12 months ended
December 31, 1994, in excess of $50,000.  The
relationships of Buyer and the Buyer Subsidiaries with
such suppliers, customers and Contractors are reasonable
commercial working relationships and:  (i) no supplier
or Contractor has refused to provide credit, or has
suspended the provision of credit, to Buyer or any of
the Buyer Subsidiaries as a result of the failure or
delay in payment of amounts due to such suppliers or
Contractors; (ii) all amounts owing to such suppliers
and Contractors, if not in dispute, have been paid in
accordance with their respective terms; (iii) no person
within the last twelve months has threatened in writing
to cancel, or otherwise terminate, the relationship of
such person with Buyer or any of the Buyer Subsidiaries,
and (iv) no person during the last twelve months has decreased materially or, to the knowledge of Buyer, threatened in writing to decrease or limit materially, its relationship with
Buyer or any of the Buyer Subsidiaries or, to the
knowledge of Buyer intends to decrease or limit
materially its services or supplies to Buyer or any of
the Buyer Subsidiaries or its usage or purchase of the
services or products of Buyer or any of the Buyer
Subsidiaries.
       Compliance with Laws.  Neither Buyer nor any of
the Buyer Subsidiaries is in violation of any applicable
Order or Law of any Governmental Bodies affecting its
Assets, affairs or business, where the effect of any
such violation, individually or in the aggregate, would
have a materially adverse effect on the Condition of
Buyer. Neither Buyer nor any of the Buyer Subsidiaries
has made any illegal payment to officers or employees of
any Governmental Body, or made any illegal payment to
customers for the sharing of fees or to customers or
suppliers for rebating of charges, or engaged in any
other illegal reciprocal practice, or made any illegal
payment or given any other illegal consideration to
purchasing agents or other representatives of customers
in respect of sales made or to be made by Buyer or any
of the Buyer Subsidiaries.
      Permits.  Buyer and the Buyer Subsidiaries have
obtained all Permits of, and have made all required
registrations and filings with, any Governmental Body
that are necessary to the conduct of their respective
businesses, except for such Permits which, if not in the
possession of Buyer or the Buyer Subsidiaries, would not
have a materially adverse effect on the Condition of
Buyer.  All Permits material to the Condition of Buyer
are in full force and effect; no material violations are
or have been recorded in respect of any such Permit; and
no proceeding is pending or threatened to revoke or
limit any such Permit.
       Environmental Matters.  (a)  With respect to each
of Buyer and each of the Buyer Subsidiaries, there has
been no manufacture, refining, storage, transport, disposal or treatment of Hazardous Substances by such party (or, to the knowledge of such party, its predecessor in
interest), or any Release at, on or under, any Buyer
Real Property by the Buyer or any Buyer Subsidiary or,
to Buyer's knowledge, by any other person, in violation
of any Environmental Law or which would require remedial
action under any Environmental Law; to the knowledge of
Buyer, except as set forth in Schedule    4.28, none of
the soil, ground water or surface
water of such Buyer Real Property is contaminated by any Release.

          (a)         During the past five years neither
Buyer nor any of the Buyer Subsidiaries has received any written (i) notice of any violation with respect to any Environmental Law; (ii) notice of any actual, pending or threatened Regulatory Action involving such party, or any present or former owner, lessee or operator of the Buyer Real Property; or (iii) notice of any Third Party
Claim.
          (b)         To the knowledge of Buyer, except as
set forth in Schedule 4.28, (i) there are no incinerators, septic tanks, underground tanks or cesspools located on, at or under the Buyer Real
Property, (ii) all sewage from the Buyer Real Property is discharged into a public sanitary sewer system, and
(iii) there has been no Release by Buyer or any of the Buyer Subsidiaries into the atmosphere, adjoining or adjacent to any body of water, or on to adjacent property.
            Each of Buyer and the Buyer Subsidiaries, as applicable, has obtained, and is in compliance with, all material Environmental Permits except where the failure to obtain or be in compliance with any such Environmental Permits would not, singly or in the aggregate, have a material adverse effect on the Condition of Buyer.
          (d)         Except as set forth on Schedule
4.28 or as would not, singly or in the aggregate, have a material adverse effect on the Condition of Buyer, all such Environmental Permits are in full force and effect, and Buyer and each Subsidiary has made all appropriate filings for issuance or renewal of such Environmental
Permits.
          (e)         Except as set forth on Schedule
4.28 or as would not, singly or in the aggregate, have a material adverse effect on the Condition of Buyer, there are no facts, events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans known to Buyer or the Buyer Subsidiaries that: (i) may give rise to any Regulatory Action including Buyer or any of the Buyer Subsidiaries or the Buyer Real
Property, or (ii) is reasonably likely to form the basis of any Third Party Claim involving Buyer, any of the Buyer Subsidiaries or the Buyer Real Property. Except as set forth on Schedule 4.28, there are no Regulatory
Actions or Third Party Claims relating to, arising from or otherwise affecting the Buyer Real Property.


     Finders; Fees.  Except for Corestates Investment
Banking whose fees will be paid by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer or any Buyer Subsidiary who might be entitled to any fee or commission from Buyer or any Buyer Subsidiary upon consummation of the Contemplated
Transactions.

       Disclosure.  Neither this Agreement, the
Schedules hereto, nor any audited or unaudited financial statements, documents or certificates furnished or to be furnished to Sellers by or on behalf of Buyer pursuant to this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. There are no facts which would materially adversely affect the Condition of Buyer which have not been set forth herein, or in any Schedule hereto, or in any certificate or statement furnished or to be furnished to Sellers by Buyer.
                  COVENANTS AND AGREEMENTS
            Conduct of Business of Company. (a) From the date hereof through the Closing Date, except as set forth in Schedule 5.1, Triumph agrees to use reasonable efforts to cause the Company and each Company
Subsidiary:
               (i)         To conduct their operations
according to their ordinary and usual course of business consistent with past practice, to preserve intact their present business organization, to keep available the services of their present officers and employees, to use reasonable efforts to preserve and maintain their Assets and to use reasonable efforts to preserve their relationships with customers, suppliers, Contractors and others having business dealings with them.
               (ii)        To maintain in the ordinary
course of business consistent with past practice and in accordance with all Contracts, the Real Property, all their material structures, equipment and other Tangible
Property in their present repair, order and condition, except for depletion, depreciation and ordinary wear and tear.

               (iii)       To keep in full force and
effect insurance comparable in amount and scope of coverage to insurance now carried by them.

               (iv)        To perform all of their
obligations under the Contracts disclosed on any Schedule hereto and not enter into any material amendments or modifications thereof other than in the ordinary course of business or as required by this Agreement.

               (v)         To maintain their books of
account and records in the usual, regular and ordinary manner.

               (vi)        To comply in all material
respects with all Laws applicable to them and pay all Taxes, which become due and payable other than Taxes contested in good faith and for which adequate reserves have been established.

               (vii)       Not to incur any material
Liability nor to enter into any Contract with a value in excess of $250,000, except in the ordinary course of business.

               (viii)      Not to cause or permit any
Liens to be created or any conditions to exist which may become a Lien.
               (ix)        Not to undertake (nor permit
to be undertaken) any of the actions specified in Section
3.13 which are within the control of a Seller.

               (x)         With respect to any employees
of the Company or any Company Subsidiary not to: (A) make, institute, agree to or change any bonus, profit sharing, pension, retirement, severance, termination, "parachute" or other similar arrangement or plan for employees; and
(B) otherwise than in accordance with past practices and in similar amounts: (1) increase the compensation payable or to become payable to any employee, and (2) accrue any bonus, percentage of compensation or other like benefit to or for the credit of any employee.

               (xi)        Not to authorize or make any
capital expenditures in excess of $250,000 or not listed on Schedule 5.1.
               (xii)       Not to effectuate a "plant
closing" or "mass layoff," as those terms are defined in WARN, affecting in whole or in part any of its facilities or operating units or any of its employees.

          (b)         From the date hereof through the
Closing Date, each Seller agrees to use reasonable efforts to cause the affairs of the Company and each Company Subsidiary to be conducted in such a manner so that the representations and warranties of Sellers contained herein shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date.


     Conduct of Business of Buyer. (a) Except as set forth in Schedule 5.2, from the date hereof through the Closing Date, Buyer agrees, and will cause each Buyer
Subsidiary, to comply with all the terms and condition set forth in Section 7 of the Stockholders' Agreement.
In addition, from the date hereof through the Closing
Date, Buyer agrees, and will cause each Buyer
Subsidiary:

               (i)         To conduct their operations
according to their ordinary and usual course of business consistent with past practice, to use reasonable efforts to preserve intact their present business organization, to keep available the services of their present officers and employees, to use reasonable efforts to preserve and maintain their Assets and to use reasonable efforts to preserve their relationships with customers, suppliers, Contractors and others having business dealings with them.

               (ii)        To maintain in the ordinary
course of business consistent with past practice and in accordance with all Contracts, the Buyer Real Property, all their material structures, equipment and other
Tangible Property in their present repair, order and condition, except for depletion, depreciation and ordinary wear and tear.

               (iii)       To keep in full force and
effect insurance comparable in amount and scope of coverage to insurance now carried by them.

               (iv)        To perform all of their
obligations under the Contracts disclosed on any Schedule hereto and not enter into any material amendments or modifications thereof other than in the ordinary course of business or as required by this Agreement.
               (v)         To maintain their books of
account and records in the usual, regular and ordinary manner.

               (vi)        To comply in all material
respects with all Laws applicable to them and pay all Taxes, which become due and payable other than Taxes contested in good faith and for which adequate reserves have been established.

               (vii)       Not to incur any material
Liability nor to enter into any Contract with a value in excess of $250,000, except in the ordinary course of business.

               (viii)      Not to cause or permit any
Liens to be created or any conditions to exist which may become a Lien, except in the ordinary course of business.

               (ix)        Not to undertake (nor permit
to be undertaken) any of the actions specified in
Section 4.13 which are within the control of Buyer.
               (x)         With respect to any employees
of Buyer or any Buyer Subsidiary not to: (A) make, institute, agree to or change any bonus, profit sharing, pension, retirement, severance, termination, "parachute" or other similar arrangement or plan for employees, except in accordance with past practices; and (B) otherwise than in accordance with past practices and in similar amounts: (1) increase the compensation payable or to become payable to any employee, and (2) accrue any bonus, percentage of compensation or other like benefit to or for the credit of any employee.

               (xi)        Not to authorize or make any
capital expenditures in excess of $250,000 or not listed on Schedule 5.2.
                 Not to effectuate a "plant closing" or
"mass layoff," as those terms are defined in WARN, affecting in whole or in part any of its facilities or operating units or any of its employees.
          (b)         From the date hereof through the
Closing Date, except in the ordinary course of business and for changes disclosed in any Schedule or otherwise contemplated hereby, Buyer agrees to use reasonable efforts to conduct the affairs of Buyer (and to cause the affairs of each Buyer Subsidiary to be conducted) in such a manner so that the representations and warranties of Buyer contained herein shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date.


       Corporate Examinations and Investigations.   (a)
Prior to the Closing Date, Sellers agree that Buyer shall be entitled, through the directors, officers, employees, attorneys, accountants, representatives, consultants and other agents (collectively,
"Representatives") of Buyer to make such investigation of the Assets, Businesses and operations of the Company and the Company Subsidiaries, and such examination of the books, records and financial condition of the Company and the Company Subsidiaries, as Buyer reasonably deems necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and the Sellers shall, and shall cause the Company and the Company Subsidiaries to, cooperate fully therein. No investigation by Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of a Seller contained in this Agreement. In order that Buyer may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as it may reasonably deem necessary of the affairs of the Company and the Company Subsidiaries, Sellers shall make available and shall cause the Company and the Company
Subsidiaries to make available to the Representatives of Buyer during such period, without however causing any unreasonable interruption in the operations of the Company, all such information and copies of such documents and records concerning the affairs of the Company and the Company Subsidiaries as such Representatives may reasonably request, shall permit the Representatives of Buyer access to the Assets of Company and the Company Subsidiaries and all parts thereof and to their respective customers, suppliers, Contractors and others, and shall cause the Company and the Company
Subsidiaries' Representatives to cooperate fully in connection with such review and examination.
     (b)  Prior to the Closing Date, Buyers agree that
Sellers shall be entitled, through their Representatives to make such investigation of the assets, Businesses and operations of Buyer and the Buyer Subsidiaries, and such examination of the books, records and financial condition of Buyer and the Buyer Subsidiaries, as Sellers reasonably deem necessary. Any such investigation and examination shall be conducted at reasonable times, under reasonable circumstances and upon reasonable notice, and Buyer shall, and shall cause the Buyer Subsidiaries to, cooperate fully therein. No investigation by Sellers shall diminish or obviate any of the representations, warranties, covenants or agreements of Buyer contained in this Agreement. In order that Sellers may have full opportunity to make such physical, business, accounting and legal review, examination or investigation as they may reasonably deem necessary of the affairs of Buyer and the Buyer
Subsidiaries, Buyer shall make available and shall cause the Buyer Subsidiaries to make available to the Representatives of Sellers during such period, without however causing any unreasonable interruption in the operations of Buyer or the Buyer Subsidiaries, all such information and copies of such documents and records concerning the affairs of Buyer and the Buyer
Subsidiaries as such Representatives may reasonably request, shall permit the Representatives of Sellers access to the assets of Buyer and the Buyer Subsidiaries and all parts thereof and to their respective customers, suppliers, Contractors and others, and shall cause
Buyer's and the Buyer Subsidiaries' Representatives to cooperate fully in connection with such review and examination.
       Additional Financial Statements. (a) Prior to the Closing Date, as soon as available and in any event within thirty (30) calendar days after the end of each monthly accounting period of the Company, Sellers shall furnish Buyer, with a management report with respect to gross sales, receivables, estimated inventories, capital expenditures and related information if and only to the extent such management report is prepared for the use of the management of the Company and the Company
Subsidiaries, but in no event, in any less detail than is consistent with past practice.
          (a)         Prior to the Closing Date, as soon
as available and in any event within thirty (30) calendar days after the end of each monthly accounting period of Buyer, Buyer shall furnish Sellers with a management report with respect to gross sales, receivables, estimated inventories, capital expenditures and related information if and only to the extent such management report is prepared for the use of the management of Buyer and Buyer Subsidiaries, but in no event, in any less detail than is consistent with past practice.
       Filings and Authorizations. Sellers and Buyer, before or promptly after the execution and delivery of this Agreement, shall file or supply, or cause to be filed or supplied, all notifications, reports and other information required to be filed or supplied pursuant to the HSR Act in connection with the Contemplated
Transactions and which are required by Law to effectuate the consummation of the Contemplated Transactions.
Sellers and Buyer shall cooperate with each other in connection with such filing and furnish each other with copies of such filings and any correspondence received from any Governmental Body in connection therewith.
Sellers and Buyer, as promptly as practicable, shall make, or cause to be made, all such other filings and submissions under such Laws as are applicable to them or to their respective Subsidiaries and Affiliates, as may be required for them to consummate the Contemplated
Transactions in accordance with the terms of this Agreement. All such filings shall comply in form and content in all material respects with applicable Law.
       Efforts to Consummate. (a) Subject to the terms and conditions herein provided, each party hereto, without payment or further consideration, shall use its reasonable, good faith efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable
Laws, Permits and Orders to consummate and make effective, as soon as reasonably practicable, the Contemplated Transactions, including, but not limited to, the obtaining of all Seller Required Consents and Buyer Required Consents and Permits of any third party, whether private or governmental, required in connection with such party's performance of such transactions and each party hereto shall cooperate with the other in all of the foregoing.

          (a)         Without limiting the generality of
the foregoing, prior to the Closing:
               (i)         Bill Blass, Ltd., pursuant to
the License Agreement dated as of October 1, 1989, by and between Bill Blass, Ltd. and Wundies Enterprises,
Inc., pursuant to the License Agreement, dated June 15,
1991 between Wundies Enterprises, Inc. and the Company, shall have consented to (A) the continued distribution by the Company pursuant to such Agreements of Company
Products under the name of "Bill Blass" as part of a combined enterprise that also distributes products under the name of "Oscar de La Renta"; (B) the change of control of the Company contemplated by this Agreement and (C) a Company Merger, if one is effected.
               (ii)        Sellers shall cause the
Company to have complied with the provisions of Section
14(f) of the 1934 Act to permit the Board of Directors of the Company to be reconstituted as of the Closing
Date with nominees designated by Buyer.
               (iii)       Sellers shall use reasonable
efforts to obtain the Seller Required Consents in form that will permit, without further consent, a Company
Merger, if one is effected; provided that the failure to obtain any such consent in such form will not constitute a default hereunder.
               (iv)        The Contracts identified by
means of an asterisk on Schedule 3.15 shall have been terminated without liability on the part of the Company, any Company Subsidiary, Buyer or any Buyer Subsidiary.

          (b)         Whenever this Agreement requires
the Company or the Company Subsidiaries to take any action (or to use any effort to take such action) or refrain from taking any action, such requirement shall be deemed to include an undertaking on the part of Triumph to cause the Company or the Company Subsidiaries concerned to take (or use the required effort to take) or refrain from taking such action.


       Negotiations With Others. (a) From and after the date hereof unless and until this Agreement shall have terminated in accordance with its terms, Triumph and each of Spiesshofer and Magrone acting solely in the capacity as stockholders of the Company, agree that none of them will directly or indirectly to (i) solicit, engage in discussions or engage in negotiations with any person (other than Buyer or any of its Affiliates) with respect to an Acquisition Proposal; (ii) provide information to any person (other than Buyer or any of its Affiliates) in connection with an Acquisition
Proposal; or (iii) enter into any transaction with any person (other than Buyer or any of its Affiliates) with respect to an Acquisition Proposal. If any Seller, the Company, any Company Subsidiary or Representative receives any offer or proposal to enter into discussions or negotiations relating to any of the above, Sellers will immediately notify Buyer in writing as to the identity of the offeror or the party making any such proposal and the specific terms of such offer or proposal.

          (a)         In addition, from and after the
date hereof unless and until this Agreement shall have been terminated in accordance with its terms, Triumph agrees that it will not, directly or indirectly, vote its securities in the Company to authorize; (i) the sale of all or substantially all of the assets of the Company to any person other than Buyer or any of its Affiliates, or (ii) a merger or other business combination with any Person other than Buyer or any of its Affiliates.

          (b)         Neither Spiesshofer nor Magrone
shall be deemed to be in breach of the terms hereof by reason of either or both of them taking or refusing to take any action that, in either of his or their reasonable judgment, would cause them, in their capacities as directors of the Company, to breach their fiduciary duties to the Company and its stockholders.


       Notices of Certain Events.  Prior to the Closing
Date, Sellers shall advise Buyer promptly after learning, after the date thereof, of any management employee of the Company or any of the Company
Subsidiaries whose base compensation in the Company's
1994 fiscal year exceeded $75,000, who intends to cancel or otherwise terminate his or her relationship with the Company or any of the Company Subsidiaries. Prior to the Closing Date, Buyer shall advise Triumph promptly after learning, after the date thereof, of any management employee of Buyer or any Buyer Subsidiary whose base compensation in its 1994 fiscal year exceeded
$75,000, who intends to cancel or otherwise terminate his or her relationship with Buyer or any of the Buyer
Subsidiaries.  In addition, prior to the Closing
Date, each of Sellers and Buyer shall promptly notify the other of:
          (a)         any notice or other communication
from any person alleging that the consent of such person is or may be required in connection with the Contemplated Transactions;
          (b)         any notice or other communication
from any Governmental Body in connection with the Contemplated Transactions; and
          (c)         any event, condition or
circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any party contained in this Agreement.


     Public Announcements.  Prior to the Closing Date,
Sellers and Buyer will consult with each other before issuing any press release or otherwise making any public statement with respect to the Contemplated Transactions, and will not issue any such press release or make any such public statement without the prior approval of the other party, except as may be required by applicable Law in which event the other party shall have the right to review and comment upon any such press release or public statement prior to its issuance. The fact that a party has the foregoing right to review or comment shall not mean that such party's consent is needed prior to the issuance of such press release or public statement.


       Confidentiality. (a) Buyer, on the one hand, and each Seller, on the other hand, each shall hold in strict confidence, and shall use its best efforts to cause all its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or by other requirements of Law, all information concerning the Sellers, the Company and the Company Subsidiaries (in the case of Buyer) and Buyer and the Buyer Subsidiaries (in the case of the Sellers) which is created or obtained prior to, on or after the dates hereof in connection with the Contemplated Transactions, and Buyer and Sellers each shall not use or disclose to others, or permit the use of or disclosure of, any such information created or obtained except to the extent that such information can be shown
(i) to have been previously known by Buyer or any Seller as the case may be and (ii) to have been made known to Buyer or Seller, as the case may be, from a third-party not in breach of any confidentiality requirement or
(iii) to have been made public through no fault of Buyer or any Seller, as the case may be, or any of their respective Representatives, and will not release or disclose such information to any other person, except its officers, directors, employees, Representatives and lending institutions who need to know such information in connection with this Agreement and who shall be advised of the provisions of this Section 5.10 and shall agree to be bound by the terms hereof.

          (a)         In the event that a party (the
"First Party") or its Representatives are requested or required (by oral questions, interrogatories, requests for information or documents subpoena, civil investigative demand or similar process) to make a disclosure in violation of the provisions of this
Section 5.10, it is agreed that the First Party will provide the other (the "Second Party") with prompt notice of such request(s) so that the Second Party may seek an appropriate protective order and/or waive compliance with the provisions of this Agreement. If in the absence of a protective order or the receipt of a waiver hereunder, the First Party or its Representatives are nonetheless, in the opinion of the First Party's counsel, compelled to make any such disclosure to any Governmental Body or else stand liable for contempt or suffer other censure or penalty, the First Party or its Representative may make any such disclosure to such Governmental Body without liability hereunder, provided, however, that such disclosure may be made only after the First Party has given the Second Party notice of such requirement and the Second Party has had 48 hours (or such lesser time as is reasonably available) to obtain a protective order or restrictions on any such requirement.
      (c) If the Contemplated Transactions are not consummated, such confidence shall be maintained except
(i) as required by Law or (b) to the extent such information is made public through no fault of Buyer or any Seller, as the case may be, or any of their respective Representatives. If the Contemplated
Transactions are not consummated and if requested by any Seller or Buyer, as the case may be, Buyer shall return to Sellers' Agent all tangible evidence of such information regarding Sellers, the Company and the Company Subsidiaries and Sellers shall return to Buyer all tangible evidence of such information regarding
Buyer and Buyer Subsidiaries.


       Expenses. (a) Buyer will pay or reimburse the Company or Sellers, as appropriate, for the following fees and expenses incurred in connection with the negotiation and consummation of the Contemplated
Transactions: (i) any and all sales, gains, transfer or documentary Taxes and recording and filing fees applicable to the transfers or deemed transfers under applicable United States Law of any Asset located in the United States and the Purchased Shares to Buyer; (ii) the reasonable legal fees and expenses of counsel to Sellers; (iii) the fees and expenses of Tucker Anthony
Incorporated under Contract numbered 33 referred to in
Schedule 3.15; (iv) up to $65,175 in respect of the fees and expenses of Coopers & Lybrand L.L.P., in connection with their due diligence investigation relating to the Contemplated Transactions, and any balance of such fees and expenses will be borne and paid by Triumph; and (v) any other fees or expenses incurred by the Company or the Sellers to any persons other than persons enumerated in the foregoing subclauses of this Section 5.11(a) provided that Buyer shall not be required to pay or reimburse fees or expenses in accordance with the provisions of this Section 5.11(a)(v) in an amount exceeding $78,705.30 unless such fees or expenses shall have been authorized by Buyer in writing.
          (a)         Except as otherwise specifically
provided herein, Buyer and Sellers shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the Contemplated Transaction, including, without limitation, all fees and expenses of their respective
Representatives.
       Tax Matters. (a) From the date hereof through the Closing Date, Sellers shall cause the Company and the Company Subsidiaries to file in a timely manner all required Returns to be filed on or before the Closing
Date, taking into account any extensions obtained from the appropriate taxing authority, and pay Taxes of any kind or nature that are due and payable thereon. From the date hereof through the Closing Date, Buyer shall, and shall cause the Buyer Subsidiaries to, file in a timely manner all required Returns to be filed on or before the Closing Date, taking into account any extensions obtained from the appropriate taxing authority, and pay Taxes or any kind or nature that are due and payable thereon.
        (a)         Between the date hereof and the
Closing Date, without the prior written consent of Buyer which consent shall not be unreasonably withheld or delayed, neither the Company nor any of the Company
Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, relating to the Company or the Company Subsidiaries or surrender any right to claim a refund of Taxes. Between the date hereof and the Closing Date, the Company or any Company Subsidiary shall be permitted to file any amended Return, enter into any closing agreement, settle any Tax Claim, consent to any extension or waiver of the limitation period applicable to any Tax Claim relating to the Company or any Company Subsidiaries, take any action or omit to take any action, even if any such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the current or future Tax liability of the Company, any Company Subsidiary, Buyer or any Affiliate of Buyer provided that promptly after taking any such action or omitting to take any such action, Triumph promptly gives written notice thereof to Buyer.


       Restrictive Covenant.  (a)  Each of Triumph,
Spiesshofer and Magrone and, by its signature to this Agreement, Triumph International Spiesshofer & Braun, a
Swiss Kollektivgesellschaft (partnership), agree as follows:

               (i)         during the seven (7) year
period commencing on the Closing Date, he or it will
not, directly or indirectly, sell or distribute for resale in the
United States (the "Territory") through any person other
than Buyer or a Buyer Subsidiary any identical style of
foundation garment distributed on the Closing Date by
the Company or by Triumph through the Company unless the
Company, Buyer and the Buyer Subsidiaries have
discontinued the sale or distribution of such style, or
gross sales of such style for the then most recently
completed fiscal year shall have been less than $25,000,
in which event he or it shall have the right to
distribute such style free of any restrictions contained
in this Agreement;
               (ii)        during the period commencing
on the Closing Date and terminating on the date six (6)
months after the date that Triumph ceases for any reason
whatsoever (including, without limitation, by reason of
voluntary resignation of Triumph's designees or pursuant
to Section 1(b) of the Stockholders Agreement) to have
any designees on the Board of Directors of Buyer and
waives in writing all of its rights under Section 8 (g)
of the Stockholders Agreement, he or it will not
purchase a business which on the date of such purchase
is engaged in the foundation garment business in the
Territory; provided, however that if he or it shall
desire to engage in bona fide negotiations with respect
to the purchase of any such business prior to he or it
engaging in such negotiations, Triumph shall cause any
designees of Triumph then on the Board of Directors of
Buyer to resign from such Board and shall waive all of
its rights under Sections 8(g) and 1(b) of the
Stockholders Agreement (as well as its rights thereafter
to designate persons to serve on the Board of Directors
of Buyer but Triumph shall continue to be obligated to
vote as set forth in the Stockholders Agreement until
such obligation would otherwise terminate in accordance
with the Stockholders Agreement); provided further,
however, that (I) nothing contained in this clause (ii)
shall limit his or its right to effect a purchase of a
company or business that includes a foundation garment
business in the Territory which foundation garment
business does not constitute a significant portion of
the purchased company or business if the principal
purpose of effecting such purchase is to purchase other
businesses and (II) the passive ownership of not more
than 4% of the issued and outstanding shares of a class
of securities regularly traded on a national securities
exchange or quoted in an automated inter-dealer
quotation system shall not be prohibited by this clause
(ii); and  (iii)       during the two (2) year
period commencing on the Closing Date, he or it will not, directly or indirectly, sell or distribute, or seek to sell or distribute, to Wal-Mart, J.C. Penney, K-Mart, Sears, Mervyns, Target Stores or Dillards any foundation garments that will be sold by such retailers; it being understood and agreed that nothing contained in this clause (iii) shall, or shall be construed to, preclude
Triumph or its affiliates from selling or distributing foundation garments to, or manufacturing foundation garments for, Mast Industries, Inc. or Goddess which are to be sold or distributed to such retailers so long as Triumph or its affiliates have not (x) arranged with such retailers to buy foundation garments from Mast
Industries, Inc. or Goddess in a manner intended to circumvent this Section 5.13(a)(iii), or (y) participated in any way, other than having acted as a contractor or a subcontractor, in the sale or distribution arrangements to such retailers.
   (b) Notwithstanding anything to the contrary contained herein, (I) Triumph, Spiesshofer and Triumph
International Spiesshofer & Braun shall be permitted, directly or indirectly, to continue to sell or otherwise provide products, including foundation garments, to Mast
Industries, Inc. and Goddess (and to their respective successors and affiliates) regardless of to whom Mast
Industries, Inc. or Goddess distributes or sells such products so long as Triumph or its affiliates have not
(x) arranged with such retailers to buy foundation garments from Mast Industries, Inc. or Goddess in a manner intended to circumvent Section 5.13(a)(iii), or
(y) participated in any way, other than having acted as a contractor or a subcontractor, in the sale or distribution arrangement to such retailers, (II) except as otherwise expressly prohibited by Sections 5.13 (a) (i) and (iii) and subject to Buyer's rights, if any, pursuant to Section
5.14 hereof, Triumph, Spiesshofer and Triumph
International Spiesshofer & Braun shall not be prohibited, directly or indirectly, from engaging in any way in the manufacture, sale or distribution for resale of foundation garments, whether branded or unbranded, to retailers (or to distributors who sell to retailers), and (III) Triumph, Spiesshofer and Triumph International
Spiesshofer & Braun shall not be prohibited, directly or indirectly, from engaging in the manufacture, as a contractor or subcontractor, of foundation garments for a third party (other than to a third party which is primarily a retailer, or affiliated with a party that is primarily a retailer, except that they shall not be so prohibited from acting as a contractor or subcontractor to any such third party that is primarily a retailer, or affiliated with a party that is primarily a retailer, unless they are otherwise expressly prohibited from selling or distributing to such party pursuant to
Section 5.13(a)(iii)) engaged in the sale or distribution of foundation garments in the Territory.
          (c)      Each Seller acknowledges and agrees
that the restrictive covenants set forth in this Section
5.13 (collectively, the "Restrictive Covenants") are reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full force and effect, without regard to the invalid or unenforceable parts.
          (d)      If any court determines that any of
the Restrictive Covenants, or any part thereof, is invalid or unenforceable for any reason, such court shall have the power to modify such Restrictive
Covenant, or any part thereof, and, in its modified form, such Restrictive Covenant shall then be valid and enforceable.
          (e)      In the event of a breach or
threatened breach by a Seller of any of the covenants contained in this Section 5.13, Buyer shall be entitled to a temporary restraining order, a preliminary injunction and/or a permanent injunction restraining such Seller from breaching or continuing to breach any of said covenants.


       Possible Future Ventures. Until the earlier to occur of (i) the Second Sale Date (as such term is defined in the Stockholders' Agreement) and (ii) five years from the Closing Date, Triumph agrees that if it wishes to appoint a distributor, agent or licensee in the United
States with respect to the foundation garments it manufacturers or distributes under the Triumph trademark, Triumph will so advise Buyer and give Buyer a reasonable opportunity to conduct negotiations with respect to Triumph's appointment of Buyer as such distributor, agent or licensee; provided, however, that nothing contained herein shall be construed as an obligation of Triumph to so appoint Buyer and Buyer shall have no rights against Triumph of any nature whatsoever arising by reason of Triumph's decision, for any reason, not to so appoint Buyer.
                    CONDITIONS TO CLOSING
       Conditions to the Obligations of Sellers and Buyer. The obligations of Buyer and Sellers to consummate the Contemplated Transactions are subject to the satisfaction of the following conditions:
            HSR Act.  Any applicable waiting period
under the HSR Act relating to the Contemplated
Transactions shall have expired.
          (b)         No Injunction.  No provision of
any applicable Law and no Order shall prohibit the consummation of the Contemplated Transactions.

          (c)         No Proceeding or Litigation.  No
Claim instituted by any person (other than a Governmental
Body) including any Third Party Claim, shall have been commenced or pending against a Seller, the Company or the Company Subsidiaries, Buyer, any Buyer Subsidiary or any of their respective Affiliates, associates, officers or directors which Claim seeks to restrain, prevent, change or delay in any material respect the Contemplated
Transactions or seeks to challenge any of the terms or provisions of this Agreement or seeks material damages in connection with any of such transactions or seeks to restrain or prevent the ownership and operations by Buyer after the Closing Date of the Company and the Company Subsidiaries.

          (d)         Recapitalization Transactions.
Except for the Reincorporation Merger which has not become effective in New York on the date hereof, the Recapitalization Transactions, affecting Buyer or any United States Subsidiary, shall have been consummated.

          (e)         Stock Sale Agreement.  The
transactions contemplated by the Stock Sale Agreement, dated the date hereof, between Triumph and Catherine C.
Brawer (and the related trusts identified therein) (the
"Brawer Stock Sale Agreement") shall have closed concurrently with the Closing hereunder.

          (f)         Stockholders' Agreement.  The
Stockholders' Agreement shall have been executed and delivered by and to the applicable parties.

          (g)         Ancillary Agreements.  Each of the
Ancillary Agreements shall have executed and delivered by and to the applicable parties.

          (h) Letter Agreements. The following letter agreements shall have been executed and delivered by and to the applicable parties:
               (i)         Letter agreement among
Maidenform, Inc., the Company and Triumph as to the use of the Lillyettes and Lilyette trademarks;
               (ii)        Letter agreement between
Maidenform, Inc. and Triumph as to certain manufacturing services; and
                 Letter agreement between Buyer and its
stockholders in connection with the possible reestablishment of the Predecessor.
          (i)         Gains Tax Filings.  The parties
shall have complied with all pre-transfer audit requirements with respect to all pre-transfer filings relating to real property located in New York in which the Company has an interest.

       Conditions to the Obligations of Sellers. All obligations of Sellers hereunder are subject, at the option of Sellers, to the fulfillment prior to or at the Closing of each of the following further conditions:
          (a)         Performance.  Buyer shall have
performed and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

          (b)         Representations and Warranties.
The representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time (except: (i) that the representations and warranties that are subject to a materiality qualification shall be true in all respects
(ii) to the extent such representations and warranties speak as of an earlier time; (iii) for the representation and warranty set forth in Section
4.19(a)(viii); and (iv) for the failure to obtain any Buyer Required Consents if such failure will not have a materially adverse effect on the Condition of the Business).

          (c)         Cash Portion of Purchase Price.
Buyer shall have paid by wire transfer of immediately available funds to Sellers the cash portion of the Purchase Price payable to them.

          (d)         No Adverse Change.  During the
period from the Buyer Balance Sheet Date to the Closing Date, there shall not have been (i) any material adverse change in the Condition of Buyer; (ii) any damage, destruction, casualty, determination or other event to or affecting the Assets of Buyer or any Buyer Subsidiary which has a material adverse effect on the Assets or the Business of Buyer; or (iii) any Claims or Liens filed, or to the knowledge of Buyer threatened, against or affecting Buyer, any Buyer Subsidiary or their respective Assets which, if adversely determined, is reasonably likely to have a material adverse effect on the Condition of Buyer.

          (e)         Delivery of Buyer Common Stock.
Buyer shall cause to be delivered to those Sellers receiving Buyer Common Stock as part of the Purchase Price stock certificates, registered in the names of the applicable Sellers (with the legends required by the Stockholders' Agreement), evidencing the shares of Buyer Common Stock to be acquired by them.

          (f)         Buyer Required Consents.  All
Buyer Required Consents shall have been obtained except for those approvals, authorizations and consents which the failure to obtain would not, individually or in the aggregate, have a material adverse effect upon the Condition of Buyer or the consummation of the Contemplated Transactions.

          (g)         Documentation.  There shall have
been delivered to Sellers the following:
               (i)         A certificate, dated the
Closing Date, of the President or a Vice-President of Buyer confirming the matters set forth in Section
6.2(a), (b) and (d) hereof.
               (ii)        A certificate, dated the
Closing Date, of the Secretary or Assistant Secretary of
Buyer certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of its Certificate of Incorporation and all amendments if any thereto as of the date thereof; (B) is a true and correct copy of its By-laws as of the date hereof; (C) is a true copy of all corporate actions taken by it, including resolutions of its board of directors authorizing the execution, delivery and performance of this Agreement, and each other document to be delivered by Buyer pursuant hereto; and (D) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and any certificate, document or other instrument in connection herewith.
               (iii)       A signed opinion of Buyer's
counsel, dated the Closing Date and addressed to Sellers, substantially in the form of opinion annexed as Exhibit B hereto.
               (iv)        Copies of all Buyer Required Consents.
               (v)         The written designation, if
any, by Buyer pursuant to the provisions of Section 9.6 hereof.
          (h)         Environmental Matters.  With
respect to each Buyer Owned Real Property that Buyer's lenders required Buyer to deliver a Phase I
Environmental report, Sellers shall have received a copy of such reports.


       Conditions to the Obligations of Buyer. All obligations of Buyer hereunder are subject, at their option, to the fulfillment prior to or at the Closing of each of the following further conditions:

          (a)         Performance.  Sellers shall have
performed and complied in all material respects with all
agreements, obligations and covenants required by this
Agreement to be performed or complied with by them at or
prior to the Closing Date.  In addition to the
foregoing, whether or not Sellers shall have used the
reasonable efforts required by Sections 5.1 and 5.6, the
Company and each Company Subsidiary shall be in actual
compliance with the provisions of Section 5.1.
          (b)         Representations and Warranties.
The representations and warranties of Sellers contained
in this Agreement and in any certificate or other
writing delivered by the Sellers pursuant hereto shall
be true in all material respects at and as of the
Closing Date as if made at and as of such time (except:
(i) that the representations and warranties that are
subject to a materiality qualification shall be true in
all respects), (ii) for the representations and
warranties set forth in Section 3.19(a)(viii), (iii) to
the extent such representations and warranties speak of an earlier time; and (iv) except for the failure to obtain any Seller
Required Consents if such failure will not have a
materially adverse effect on the Condition of the
Business).
          (c)         No Adverse Change.  During the
period from the Company Balance Sheet Date to the
Closing Date, there shall not have been (i) any material
adverse change in the Condition of the Business; (ii)
any damage, destruction, casualty, determination or
other event to or affecting the Assets of the Company or
any Company Subsidiary which has a material adverse
effect on the Assets or the Business of the Company; or
(iii) any Claims or Liens filed, or to the knowledge of
any Seller threatened, against or affecting the Company,
any Company Subsidiary or the Assets which, if adversely
determined, is reasonably likely to have a material
adverse effect on the Condition of the Business.
          (d)         Environmental Matters.  Buyer
shall have received a Phase I Environmental Report for
each of the Company Owned Real Properties.
          (e)         Payment of Gains Taxes.  Buyer
shall have received evidence reasonably satisfactory to
it that all applicable real property transfer and
transfer gain Taxes, imposed in connection with the
deemed transfer of the Company Real Property, shall have
been paid or tendered in compliance with applicable
Laws.
            Company Required Consents.  All Company
Required Consents shall have been obtained except for
those approvals, authorizations and consents which the
failure to obtain would not, individually or in the
aggregate, have a material adverse effect upon the
Condition of the Business or the consummation of the
Contemplated Transactions.
          (g)         Documentation.  There shall have
been delivered to Buyer the following:
               (i)         the stock certificates of
each Seller representing the number of Purchased Shares
set forth opposite such Seller's name on Exhibit A, duly
endorsed in blank or accompanied by stock powers duly
executed in blank, in proper form for transfer.
               (ii)        A certificate dated the
Closing Date, of each Seller confirming the matters set
forth in Sections   6.3(a), (b) and (c) and 3.19(a)(xvi)
hereof, to the extent applicable to such Seller.

               (iii)       A certificate, dated the
Closing Date, of the Secretary or Assistant Secretary of
Triumph certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of its Certificate of Incorporation and By-laws (or comparable instruments) and all amendment if any thereto as of the date thereof; (B) is a true copy of all corporate actions taken by it, including resolutions of its board of directors (or comparable governing body) authorizing the execution, delivery and performance of this Agreement, and each other document to be delivered by Triumph pursuant hereto; and (C) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement and any certificate, document or other instrument in connection herewith.
               (iv)        A certificate, dated the
Closing Date, of the Secretary or Assistant Secretary of the Company or applicable Company Subsidiary certifying, among other things, that attached or appended to such certificate (A) is a true and correct copy of the Certificate of Incorporation and By-laws (or comparable instruments) of the Company and each of its Subsidiaries, and all amendments if any thereto as of the date thereof; (B) are the names of the directors and officers of the Company and each of the Company
Subsidiaries; and (C) is a true copy of all corporate actions taken by the Board of Directors of the Company
(which actions shall have been taken prior to the date of entering into this Agreement) to authorize the Contemplated Transactions in accordance with Section 203 of the Delaware General Corporation Law.
                 The resignations, dated on or before the Closing Date, of such directors and officers of the Company and each Subsidiary and such trustees of Benefit
Plans as previously may have been requested by Buyer.
               (vi)        A signed opinion(s) of Sellers'
counsel, dated the Closing Date, addressed to Buyer, substantially in the form of opinion annexed as Exhibit
C hereto.
               (vii)       Copies of all Company
Required Consents, material Permits and, to the extent not previously delivered, appraisal reports, title insurance policies and deeds to Company Owned Real
Property.
               (viii)      The written acceptance of the
Authorized Agent of its appointment pursuant to Section
9.5 hereof.


                                   INDEMNIFICATION
       Survival of Representations and Warranties.  (a)
Notwithstanding any right of Buyer fully to investigate the affairs of the Company and its Subsidiaries and notwithstanding any knowledge of facts determined or determinable by Buyer pursuant to such investigation or right of investigation, Buyer has the right to rely fully upon the representations, warranties, covenants and agreements of Seller contained in this Agreement, or listed or disclosed on any Schedule hereto or in any instrument delivered in connection with or pursuant to any of the foregoing. All such representations, warranties, covenants and agreements shall survive the execution and delivery of this Agreement and the Closing hereunder. Notwithstanding the foregoing, all representations and warranties of Sellers contained in this Agreement, on any Schedule hereto or in any instrument delivered in connection with or pursuant to this Agreement (other than the representations and warranties relating to: (i) title matters, ERISA matters, Tax matters and the matters contained in Sections 3.3 and 3.8, all of which shall survive the Closing until the expiration of any applicable statutes of limitation; and (ii) Environmental Matters, which shall survive the Closing for a period of three years after the Closing Date), shall terminate and expire 18 months after the Closing Date; provided, however, that the liability of Sellers shall not terminate as to any specific claim or claims of the type referred to in
Section 7.2 hereof, whether or not fixed as to Liability or liquidated as to amount, with respect to which Sellers have been given specific notice on or prior to the date on which such liabilities would otherwise terminate pursuant to the express terms of this Section
7.1(a).
            Notwithstanding any right of the Sellers fully to investigate the affairs of Buyer and its Subsidiaries and notwithstanding any knowledge of facts determined or determinable by the Sellers pursuant to such investigation or right of investigation, the Sellers have the right to rely fully upon the representations, warranties, covenants and agreements of Buyer contained in this Agreement, or listed or disclosed on any Schedule hereto or in any instrument delivered in connection with or pursuant to any of the foregoing.
All representations, warranties, covenants and agreements of Buyer shall survive the execution and delivery of this Agreement and the Closing hereunder.
Notwithstanding the foregoing, all such representations, warranties, covenants and agreements of Buyer (other than the representations and warranties relating to:
(i) title matters, ERISA matters, Tax matters and the matters contained in Sections 4.3 and 4.8, all of which shall survive the Closing until the expiration of any applicable statutes of limitation; and (ii)
Environmental Matters, which shall survive the Closing for a period of three years after the Closing Date), shall terminate and expire 18 months after the Closing
Date; provided, however, that the liability of Buyer shall not terminate as to any specific claim or claims of the type referred to in Section 7.3 hereof, whether or not fixed as to Liability or liquidated as to amount, with respect to which Buyer has been given specific notice on or prior to the date on which such Liability would otherwise terminate pursuant to the express terms of this Section 7.1(b).
       Obligation of Sellers to Indemnify.  Each of
Spiesshofer and Magrone, severally, as to the matters relating to himself or the Purchased Shares owned by him referred to in Section 3.1, 3.2, 3.3, 3.4 and 3.31 and as to covenants relating to themselves contained in
Article V (it being understood and agreed that neither
Spiesshofer nor Magrone shall be liable under the provisions of this Section 7.2 as to any other sections of this Agreement) and Triumph as to all matters, agree to indemnify, defend and hold harmless Buyer (and its directors, officers, employees, Affiliates, successors and assigns) from and against all uninsured Claims, losses, liabilities, damages, deficiencies, judgments, settlements, costs of investigation or other expenses
(including interest, penalties and reasonable attorneys' fees and disbursements but excluding indirect or consequential damages or claims for lost profits)
(collectively, the "Losses") suffered or incurred by Buyer or any of the foregoing persons by reason of any inaccuracy in or any breach of any representation, warranty, covenant or agreement of Sellers contained in this Agreement or in any Schedules or documents delivered by a Seller pursuant to this Agreement.
       Obligation of Buyer to Indemnify. (a) Buyer agrees to indemnify, defend and hold harmless each Seller from and against any uninsured Losses suffered by such Seller by reason of:
VII.3
               (i)         any inaccuracy in or breach
of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, the Brawer Stock
Sale Agreement or in any document or other papers delivered pursuant to either of such Agreements; and
               (ii)        Any Claim brought by any
stockholder of the Company (other than Sellers) as a result of the consummation of the Contemplated
Transactions or the Company Merger.
          (b)         For purposes of this Section 7.3,
the term "Losses" shall include any Losses suffered by Triumph under the Brawer Stock Sale Agreement.
       Notice and Opportunity to Defend Third Party
Claims. (a)  Promptly after receipt by any party hereto
(the "Indemnitee") of notice of any demand, claim, circumstance or Tax audit which would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation
(an "Asserted Liability") that may result in a Loss, the Indemnitee shall give prompt notice thereof (the "Claims
Notice") to the party obligated to provide indemnification pursuant to Section 7.2 or 7.3 (the
"Indemnifying Party"). The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee.
            The Indemnifying Party may elect to
compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying
Party elects to compromise or defend such Asserted
Liability, it shall within thirty days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying
Party elects not to compromise or defend the Asserted
Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability.
Notwithstanding the foregoing, neither the Indemnifying
Party nor the Indemnitee may settle or compromise any claim over the objection of the other; provided, however, that (i) except as set forth in the immediately succeeding clause (ii), consent to settlement or compromise shall not be unreasonably withheld and (ii) the Indemnifying Party may settle any Asserted Liability by paying a money payment only without the consent of the Indemnitee. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

          (b)         Anything in Section 7.4(b) to the
contrary notwithstanding, in the case of any Asserted
Liability by any supplier, distributor, sales agent or customer of the Company or any of its Subsidiaries prior to the Closing in connection with which Buyer may make a claim against Sellers for indemnification pursuant to
Section 7.2, Buyer promptly shall give a Claims Notice with respect thereto but, unless Buyer and the Indemnifying Party otherwise agree, Buyer shall have the exclusive right at its option to defend, at its own expense, any such matter, subject to the duty of Buyer to consult with the Indemnifying Party and its attorneys in connection with such defense and provided that no such matter shall be compromised or settled by Buyer without the prior consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The
Indemnifying Party shall have the right to recommend in good faith to Buyer proposals to compromise or settle claims brought by a supplier, distributor, sales agent or customer, and Buyer agrees to present such proposed compromises or settlements to such supplier, distributor or customer.
All amounts required to be paid in connection with any such Asserted Liability and all amounts required to be paid in connection with any such compromise or settlement consented to by the Indemnifying Party, shall be borne and paid by the Indemnifying Party. The parties agree to cooperate fully with one another in the defense, compromise or settlement of any such Asserted Liability.


       Limits on Indemnification. Notwithstanding anything contained in this Article VII or elsewhere in this Agreement to the contrary:

         (a)         Sellers shall not have any
obligation to indemnify Buyer pursuant to Section 7.2 hereof with respect to any Claim unless and until Buyer shall have incurred Losses in an aggregate amount in excess of $1,000,000 (the "Stipulated Amount") in which event Buyer shall be entitled to be indemnified for all of its Losses commencing at $1; provided that the foregoing limitation shall not apply to the obligations of Triumph under Section 5.11; and provided, further, that if any Claim is based upon a breach by Triumph of a representation, warranty, covenant or agreement contained in this Agreement in which the dollar thresholds thereof are less than the dollar thresholds in the corresponding representation, warranty, covenant or agreement of Buyer ("Buyer's Dollar Thresholds") then the liability of Triumph for such breach shall be determined as if Buyer's Dollar Thresholds had applied to Triumph.

       (b)         Buyer shall have no obligation to
indemnify Sellers pursuant to Section 7.3 hereof with
respect to any Claim unless and until the Sellers shall
have incurred Losses in an aggregate amount in excess of
the Stipulated Amount in which event Sellers shall be
entitled to be indemnified for all of their Losses
commencing at $1; provided that the foregoing limitation
shall not apply to the obligations of Buyer under
Sections 5.11 and   7.3(a)(ii).
          (c)         The liability hereunder of
Triumph, Spiesshofer and Magrone shall in no event exceed, respectively, $64,422,171.45, $377,325 and
$6,146,010. Sellers may satisfy their indemnification obligations by transferring to Buyer shares of Buyer
Common Stock valued, for this purpose, at $454.94 per share, as adjusted for any subdivision, combination or reclassification of Buyer Common Stock or the payment of a dividend on Buyer Common Stock in shares of Buyer
Common Stock.
          (d)         The liability of Buyer hereunder
shall in no event exceed $61,194,000.
       Tax Impact. It is the intent of the parties that any amounts paid under Sections 7.2 or 7.3 shall represent an adjustment of the Purchase Price and the parties will report such payments consistent therewith.
Nevertheless, if the payment of any Loss which Sellers are obligated to make to Buyer pursuant to Section 7.2 of this Agreement or which Buyer is obligated to make to Sellers pursuant to Section 7.3 of this Agreement, is required to be reported in income by Buyer or any of its Affiliates or Sellers or any of their Affiliates, as applicable, then the amount of the Loss which Sellers are obligated to pay to Buyer or which Buyer is obligated to pay to Sellers, as applicable, shall be adjusted so that the indemnitee is fully and completely Indemnified on an after-tax basis.
       Indemnity Sole Remedy. With respect to any money claim, in the absence of fraud or a suit seeking specific performance as contemplated by this Agreement, the remedies provided by the foregoing provisions of this Article 7, after the Closing Date, shall be in lieu of any other remedies to which the respective party is entitled at law or in equity for any breach or noncompliance by a party with the provisions of this Agreement.
                                   TERMINATION
       Termination.  If the Brawer Stock Purchase
Agreement is terminated, this Agreement shall be terminated concurrently therewith. In addition, this Agreement may be terminated and the Contemplated
Transactions may be abandoned at any time prior to the
Closing:
          (a)         By mutual written consent of
Sellers and Buyer;
          (b)         By Sellers if (i) there has been a
material misrepresentation or breach of warranty on the part of Buyer in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 15 days of written notice thereof from Sellers (ii) Buyer has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 15 days of written notice thereof from Sellers; or (iii) any condition to a Seller's obligations hereunder becomes incapable of fulfillment through no fault of such parties and is not waived by such parties;
          (c)         By Buyer, if (i) there has been a
material misrepresentation or breach of warranty on the part of a Seller in the representations and warranties contained herein and such material misrepresentation or breach of warranty, if curable, is not cured within 15 days of written notice thereof from Buyer; (ii) a Seller has committed a material breach of any covenant imposed upon it hereunder and fails to cure such breach within 15 days of written notice thereof from Buyer; or (iii) any condition to Buyer's obligations hereunder becomes incapable of fulfillment through no fault of Buyer and is not waived by Buyer.
            By Sellers' Agent on behalf of Sellers, or Buyer, if the Closing shall not have occurred on or before June 30, 1995; provided that no party may terminate this Agreement pursuant to this clause if such party's failure (or in the case of termination by Sellers, the failure of a Seller) to fulfill any of its obligations under this Agreement shall have been the reason that the Closing shall not have occurred on or before said date; and
          (e)         By Sellers or by Buyer, if there
shall be any Law that makes consummation of the Contemplated
Transactions illegal or otherwise prohibited or if any Order enjoining Buyer, or any Seller from consummating the Contemplated Transactions is entered and such Order shall become final and nonappealable.

       Effect of Termination; Right to Proceed. In the event that this Agreement shall be terminated pursuant to Section 8.1, all further obligations of the parties under the Agreement shall terminate without further liability of any party hereunder except (i) to the extent that a party has made a material misrepresentation hereunder or committed a breach of the material covenants and agreements imposed upon it hereunder; (ii) to the extent that any condition to a party's obligations hereunder became incapable of fulfillment because of the breach by a party of its obligations hereunder and (iii) that the agreements contained in Sections 5.9, 5.10 and 5.11 shall survive the termination hereof. In the event that a condition precedent to its obligation is not met, nothing contained herein shall be deemed to require any party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Contemplated
Transactions. Notwithstanding anything to the contrary contained herein, no party shall have any obligation to the other hereunder arising out of the occurrence of an event or circumstance not within the control of such party which event or circumstance resulted in a representation or warranty of such party ceasing to be true.
                                   MISCELLANEOUS
       Notices. (a) Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally by hand or by recognized overnight courier, telecopied or mailed (by registered or certified mail, postage prepaid) as follows:
IX.1
             (i)  if to Buyer, one copy to:

                Maidenform Worldwide, Inc.
                 90 Park Avenue
                 New York, New York 10016
                 Telecopier: (212) 983-5834
                 Attention:  Steven N. Masket
                 Senior Vice President and
                 General Counsel

                 with a simultaneous copy to:

                 Baer Marks & Upham
                 805 Third Avenue
                 New York, New York  10022
                 Telecopier:  (212) 702-
                 5941 Attn:  Stanley E.
                 Bloch, Esq.

                           (ii) if to Spiesshofer or
                    Triumph, one copy to:
                 Triumph International Overseas Limited
                                133 Hoi Bun Road
                                7th Floor Piazza
                                Building Kwun Tong,
                                Kowloon
                                Hong Kong
                                Attention: Mr. W.
                                Engelman/Mr. K. Haertkorn
                                Facsimile No.: 011-852 23419847



                                   -and-


                                Triumph International
                                Spiesshofer & Braun
                                Promenadenstrasse 26
                                CH8437 Zurzach
                                Switzerland Attention:
                                Mr. Wolfgang Spiesshofer
                                Facsimile No.: 011-4156 499219

                                with a simultaneous copy to:

                                Rubin Baum Levin Constant & Friedman
                                30 Rockefeller Plaza
                                New York, New York  10112
                                Telecopier: (212) 698-7825
                                Attn:  Barry A. Adelman, Esq.

                           (iii)     if to Magrone, one copy to:

                                Frank Magrone
                                Cosmos Heights, R.D. 4
                                Cortland, New York
                                13045

                           with a simultaneous copy to:

                                Rubin Baum Levin Constant & Friedman
                                30 Rockefeller Plaza
                                New York, New York
                                10012 Telecopier: (212) 698-7825
                                Attn:  Barry A. Adelman, Esq.

          (a)      Each such notice or other
communication
shall be effective (i) if given by telecopier, when such telecopy is transmitted to the telecopier number specified in Section 9.1(a) (with confirmation of transmission) or (ii) if given by any other means, when delivered at the address specified in Section 9.1(a).
Any party by notice given in accordance with this
Section 9.1 to the other party may designate another address (or telecopier number) or person for receipt of notices hereunder. Notices by a party may be given by counsel to such party.
       Entire Agreement.  This Agreement (including the
Stockholders' Agreement, the Schedules and Exhibits hereto) and the collateral agreements executed in connection with the consummation of the Contemplated
Transactions contain the entire agreement between the parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.
       Waivers and Amendments; Non-Contractual Remedies;
Preservation of Remedies. This Agreement may be amended, superseded, cancelled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.
       Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflict of laws rules thereof.
       Consent to Jurisdiction and Service of Process.
The parties hereto irrevocably: (a) agree that any suit, action or other legal proceeding arising out of this Agreement may be brought in the courts of the State of New York or the courts of the United States located in New York County, New York, (b) consent to the jurisdiction of each court in any such suit, action or proceeding, (c) waive any objection which they, or any of them, may have to the laying of venue of any such suit, action or proceeding in any of such courts, and
(d) waives the right to a trial by jury in any such suit, action or other legal proceeding. Each Seller hereby designates and appoints Rubin Baum Levin Constant
& Friedman, 30 Rockefeller Plaza, New York, New York
10112 (the "Authorized Agent"), as its agent to accept and acknowledge on its behalf, service of any and all process which may be served in any such suit, action or other proceeding, and agrees that service upon such Authorized Agent shall be deemed in every respect service of process on a Seller or its successors or assigns and, to the extent permitted by applicable law, shall be taken and held to be valid personal service.
Each Seller represents and warrants that the Authorized
Agent has agreed to act as such agent for service of process.


       Designated Buyer. It is understood and agreed between the parties that Buyer may cause one or more
Affiliates, direct or indirect Subsidiaries or other entities designated by it (the "Designated Buyer" or Designated Buyer") to carry out all or part of the Contemplated Transactions to be carried out by Buyer;
provided, however, that Buyer nevertheless shall remain liable (as principal and not as guarantor) for all of its obligations and those of any Designated Buyer hereunder.


       Binding Effect; No Assignment. This Agreement and all of its provisions, rights and obligations shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs and legal representatives. Except as otherwise provided in Section 9.6, this Agreement may not be assigned by a party without the express written consent of the others and any purported assignment, unless so consented to, shall be void and without effect. Nothing herein express or implied is intended or shall be construed to confer upon or to give anyone other than the parties hereto and their respective heirs, legal representatives and successors any rights or benefits under or by reason of this Agreement and no other party shall have any right to enforce any of the provisions of this Agreement.
       Exhibits. All Exhibits and Schedules attached hereto are hereby incorporated by reference into, and made a part of, this Agreement. The disclosure contained in any one Schedule to this Agreement, if by its description in such Schedule is clearly applicable to other Sections of this Agreement, will also be deemed to have been made with respect to such other Sections even if such disclosure is not repeated in any other
Schedules.


       Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.


       Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This
Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

  IN WITNESS WHEREOF, the undersigned have executed
this Stock Purchase Agreement as of the date set
forth above.
                              MAIDENFORM WORLDWIDE, INC.
                              By:
                                Steven N. Masket
                                Executive Vice
                                President


                              TRIUMPH INTERNATIONAL
                              OVERSEAS, LIMITED


                              By:
                                Name:
                                Title:



                              Guenther Spiesshofer



                              Frank Magrone








The undersigned is signing this
Agreement solely to agree to the
provisions of Section 5.13
TRIUMPH INTERNATIONAL SPIESSHOFER &
BRAUN
By:
_______________________________
   Name:
   Title:

EXHIBIT A
                     LIST OF SELLERS


                   Total Number of
            Name   Purchased Shares


            Triumph International
            Overseas Limited         3,670,779

            Guenther Spiesshofer        21,500

            Frank Magrone              350,200

                                        4,042,479

                                UNITED STATES
                            SECURITIES AND EXCHANGE
                            COMMISSION Washington, D.C.
                            20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of
                           1934 (Amendment No.    5   )*



                             NCC Industries, Inc.
                               (Name of Issuer)

                   Common Stock, par value $1.00 per
                        share (Title of Class of
                        Securities)

                                 628834 10 3
                             (CUSIP Number)

Barry A. Adelman, Esq.                  Dr. Herbert Batliner
Rubin Baum Levin Constant & Friedman    Triumph International Overseas Ltd.
30 Rockefeller Plaza                         FL 9490 Vaduz
New York, NY  10112  (212) 698-7700     Aeulestrasse 74  Liechtenstein
(Name, Address and Telephone Number of Person Authorized to Receive Notices an d Communications)

                                April 26, 1995
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See
Rule 13d-7.)

Note:  Six copies of this statement, including all
exhibits, should be filed with the Commission.  See Rule
13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for
a reporting person's initial filing on this form with
respect to the subject class of securities, and for any
subsequent amendment containing information which would
alter disclosures provided in a prior cover page.
The information required on the remainder of this cover
page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of
the Act but shall be subject to all other provisions of
the Act (however, see the Notes).
                                 SCHEDULE 13D
CUSIP NO.   628834 10 3

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF
    ABOVE PERSONS

    Guenther Spiesshofer

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP (See Instructions)                                          (a)
                                                                    x (b)
3   SEC USE ONLY


4   SOURCE OF FUNDS (See Instructions)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF  ORGANIZATION
                                      Germany

NUMBER OF           7           SOLE VOTING POWER  0
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8           SHARED VOTING POWER  0
             9           SOLE DISPOSITIVE POWER  0
            10           SHARED DISPOSITIVE POWER0
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       0
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.0%
14  TYPE OF REPORTING PERSON (See Instructions)
                                       IN

                                 SCHEDULE 13D
CUSIP NO.   628834 10 3

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                                  Triumph
                                  International Overseas
                                  Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A
    GROUP (See Instructions)                                           (a)
                                                                     x (b)
3   SEC USE ONLY
4   SOURCE OF FUNDS (See Instructions)

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

                               Liechtenstein

NUMBER OF                       7  SOLE VOTING POWER       0
SHARES
BENEFICIALLY
OWNED BY
EACH
PERSON
REPORTING
WITH
             8           SHARED VOTING POWER      0
             9           SOLE DISPOSITIVE POWER   0
            10           SHARED DISPOSITIVE POWER 0
11  AGGREGATE AMOUNT
    BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
                                       0
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   0.0%
14  TYPE OF REPORTING PERSON (See Instructions)
                                       CO

 Triumph International Overseas Ltd. and Guenther Spiesshofer hereby amend and restate their statement on Schedule 13D, dated April 28, 1989, as amended by Amendments dated May 9, 1989, April 13, 1990, August 21, 1991 and November 21, 1991 (as amended, the "Statement"), as follows:

  Item 1.  Security and Issuer.

     The class of securities to which this Statement relates is the Common Stock, par value $1.00 per share (the "Common Stock") of NCC Industries, Inc. (the "Company"). The Company's principal executive offices are located at 165 Main Street, Cortland, New York 13045-5428.

        Item 2.  Identity and Background.

This Statement is filed by Triumph International Overseas Ltd., a company incorporated under the laws of the principality of Liechtenstein ("Triumph"), and by Guenther Spiesshofer, the President and a director of Triumph. The principal business of Triumph and its affiliates is the manufacture and distribution, in numerous countries outside Europe, of corsetry, lingerie, swimwear, beachwear and terry products and the manufacture of raw materials for such products. The principal business address and principal office address of Triumph is FL-9490 Vaduz, Aeulestrasse 74, Liechtenstein.
      Triumph is a wholly-owned subsidiary of Triumph International

Spiesshofer & Braun ("TISB"), a

partnership organized under the laws of

Switzerland, with its principal business

address and principal office address at

Triumphweg 6, Zurzach, Switzerland.  TISB, through its

affiliates and subsidiaries, is engaged

throughout the world in the same business as Triumph.

           The directors and executive

officers of Triumph and the partners of

TISB (including Mr. Spiesshofer), their

business addresses, their present

principal occupations or employment, and

the name, principal business and address

of the organization in which such

employment is conducted, and their

citizenship are as follows:

                                         Present Principal
                Business                 Occupation and
 Name           Address                  Organization             Citizenship

 Guenther       **                       President and Director      German
 Spiesshofer*                            of Triumph; director of
                                         Triumph
                                         International
                                         Holding GmbH, a German
                                         corporation and a
                                         wholly-owned subsidiary
                                         of TISB ("TIH")

 Wolfgang       **                       Director of Triumph;          German
 Spiesshofer*                            director and Director
                                         of Finance and Adminis-
                                         tration of TIH

 Dieter Braun*  **                       Director of Triumph;          German
                                         director and
                                         Director of
                                         International
                                         Purchasing of TIH

 Dr. Michael    **                       Director of Triumph;          German
 Braun*                                  Director and Director
                                         of Marketing and TIH

 Wolfgang       133 Hoi Bun              Director of Triumph           German
 Engelmann      Road, Kowloon,
                Hong Kong
 Karl Haertkorn 133 Hoi Bun              Director of Triumph           German
                Road, Kowloon,
                Hong Kong

 Dr. Herbert   Aeulestrasse 74           Director of Triumph          Liechtenstein
 Batliner      Postfach 86
               FL-9490 Vaduz
               Liechtenstein

    ___________________________
    *  Partner of TISB
    ** Marstrasse 40, 80335 Munich, Germany

           In addition, certain of the

individuals named above serve as officers and/or

directors of companies affiliated with TISB.

         During the last five years, neither

Triumph, TISB, nor any of their respective

directors, executive officers or partners

(including Mr. Spiesshofer) have been convicted

in a criminal proceeding (excluding traffic

violations or similar misdemeanors), nor have

they or any of them been a party to

a civil proceeding of a judicial or

administrative body of competent jurisdiction

and, as a result of such proceeding, was or is

subject to a judgment, decree or final order

enjoining future violations of, or prohibiting

or mandating activities subject to, federal or

state securities laws or finding any violation

with respect to such laws.

Item 3.  Source and Amount of Funds or Other

Consideration.

         In connection with the reorganization

of Triumph International (Hong Kong) Ltd., a

former Hong Kong B.C.C. Corporation ("TIHK"),

(a) TIHK transferred to Triumph on April 20,

1989, 3,474,131 shares of Common Stock, and (b) Triumph

acquired from TIHK (i) that certain 9 1/2%

Unsubordinated Mortgage Note, dated April 24,

1978, issued by the Company and (ii) that certain

Mortgage, dated May 21, 1975, as amended, on the

Company's property at 163 Main Street, Cortland,

New York, which Mortgage secures such Mortgage

Note.  There is presently no indebtedness

outstanding under the Mortgage Note.  In

addition, Triumph replaced TIHK as guarantor of

the Company's bank loans and lines of credit in

the aggregate amount of $25,500,000, which

guaranties have been terminated.

                (a)       5,289 shares of Common

Stock on October 1, 1989 at a price of

$3.00 per share for an aggregate price of

$15,867.00; (b) 12,897 shares of Common Stock on

January 18, 1990 at a price of $3.25 per share

for an aggregate price of $41,915.25; (c) 21,680

shares of Common Stock on April 9, 1990 at a

price of $3.50 per share for an aggregate price

of $75,880.00; (d) 4,000 shares of Common Stock

on May 8, 1990 at a price of $3.00 per share for

an aggregate price of $12,000.00; (e) 1,625

shares of Common Stock on May 23, 1990 at a price

of $3.00 per share for an aggregate price of

$4,875.00; (f) 900 shares of Common Stock on

October 6, 1990 at a price of $3.25 per share for

an aggregate price of $2,925.00; (g) 9,000 shares

of Common Stock on November 19, 1990 at a price

of $3.25 per share for an aggregate price of

$29,250.00; (h) 3,000 shares of Common Stock on

December 7, 1990 at a price of $3.125 per share

for an aggregate price of $9,375.00; (i) 2,550 shares

of Common Stock on May 28, 1991 at a price of $3.50 per share for an aggregate price of $8,925.00; (j) 9,648 shares of

Common Stock on June 19, 1991 at a price of $3.50

per share for an aggregate price of $33,768.00;

(k) 51,900 shares of Common Stock on August 21,

1991 at a price of $6.50 per share for an

aggregate price of $337,350.00; (l) 100 shares of

Common Stock on October 10, 1991 at a price of

$5.00 per share for an aggregate price of

$500.00; (m) 300 shares of Common Stock on

November 5, 1991 at a price of $6.00

per share for an aggregate price of $1,800.00;

(n) 61,300 shares of Common Stock on November 15,

1991 at a price of $6.25 per share for an

aggregate price of $383,125.00; and (o) 12,459

shares of Common Stock on November 27, 1991 at a

price of $6.50 per share for an aggregate price

of $80,983.50.

Item 4.  Purpose of Transaction.

         The 3,474,131 shares of Common

Stock transferred by TIHK to Triumph on April 20,

1989 were transferred as part of a reorganization

of TIHK.  The purpose of the subsequent purchases

of shares of Common Stock as set forth in Item 3

above was to increase Triumph's equity interest

in the Company.

         On April 26, 1995, each of Triumph, Mr.

Spiesshofer and Frank Magrone (the beneficial

owner of 350,200 shares of the Common Stock),

pursuant to a Stock Purchase Agreement (the

"Stock Purchase Agreement") with Maidenform

Worldwide, Inc., a Delaware corporation

("Maidenform"), sold,

transferred and delivered to Maidenform all of

the 4,042,479 shares of the Common Stock owned by

Mr. Magrone, Triumph and Mr. Spiesshofer in

exchange for an aggregate of approximately $9.8

million in cash and approximately 28% of the

outstanding capital stock of Maidenform having a

value of approximately $71,000,000, subject to

adjustment upward, based upon the earnings before

interest and taxes of

Maidenform and the Company during the threeyear

period commencing on January 1, 1995 through

December 31, 1997, in an amount not to exceed

$5,500,000.

         As a result of the consummation of the

transactions contemplated by the Stock Purchase

Agreement, (i) Maidenform currently owns

approximately 92% of the outstanding shares of

Common Stock, and (ii) Triumph, Mr. Spiesshofer

and Mr. Magrone ceased to be beneficial owners of

any shares of the Common Stock.

       Except as set forth above, neither

Triumph nor Mr. Spiesshofer have any plans or

intentions which would result in or relate to any

of the transactions described in subparagraphs

(a)(j) of Item 4 of Schedule 13D.









Item 5.  Interest in Securities of the Issuer.

         Neither Triumph nor Mr. Spiesshofer is

the beneficial owner of any shares of the

outstanding Common Stock.  On April 26, 1995,

each of Triumph, Mr. Spiesshofer and Mr. Magrone,

pursuant to the Stock Purchase Agreement with

Maidenform as described in Item 4 above, sold,

transferred and delivered to Maidenform all of

the shares of the Common Stock owned by Mr.

Magrone, Triumph and Mr. Spiesshofer in exchange

for an aggregate of approximately $9.8 million

in cash and approximately 28% of the outstanding

capital stock of Maidenform having a value of

approximately $71,000,000, subject to adjustment

upward, based upon the earnings before interest

and taxes of Maidenform and the Company during

the three-year period commencing on January 1,

1995 through December 31, 1997, in an amount not

to exceed $5,500,000.

          Item 6.  Contracts, Arrangements,

          Understandings or Relationships with

          Respect to Securities of the Issuer.

         Reference is made to Item 4 above for a

discussion of the Stock Purchase Agreement with

Maidenform pursuant to which Triumph, Mr.

Spiesshofer and Mr. Magrone sold, transferred

and delivered to Maidenform on April 26, 1995

all of the shares of the Common Stock owned by

them. Except as described in Item 4 above, there

are no contracts, arrangements, understandings

or relationships (legal or otherwise) between or

among Triumph or Mr. Spiesshofer and any other

persons with respect to any securities of the

Company.

         Inasmuch as Triumph and Mr. Spiesshofer
are no longer the beneficial owners of more than five percent of the outstanding shares of Common
Stock, neither has any further reporting obligation under Section 13(d) of the Securities
Exchange Act of 1934, as amended, or the rules and regulations promulgated by the Securities and Exchange Commission thereunder.


Item 7.  Material to be filed as Exhibits.                              PAGE

                        A.   Letter, dated
          April 20, 1989, from TIHK to Triumph
          with respect to the transfer by TIHK
          to Triumph of certain shares of Common
          Stock.                                                          *

                        B.   9 1/2% Unsubordinated Mortgage
          Note Due April 24, 1995, dated April 24, 1978, issued
          by the Company to Selreps Trading & Finance N.V.                *

                        C.   Mortgage, dated
          May 21, 1975, from Crescent Corset
          Company, Inc. (predecessor of the
          Company) to Irving Trust Company, on
          the Company's property at 163 Main
          Street, Cortland, New York.                                     *

                        D.   Guaranty, dated
          December 9, 1988, of Triumph in favor
          of Chemical Bank.                                               *

                        E.   Limited
          Guaranty, dated December 9, 1988, of
          Triumph in favor of Bank feur
          Gemeinwirtschaft AG.                                            *

                        F.   Limited
          Guaranty, dated December 9, 1988, of
          Triumph in favor of Bank feur
          Gemeinwirtschaft AG.                                            *

                        G.   Limited
          Guaranty, dated December 9, 1988, of
          Triumph in favor of Deutsche Bank.                              *

                        H.   Unlimited
          Continuing Guaranty, dated December 9,
          1988, of Triumph in favor of Marine
          Midland Bank, N.A.                                              *

                        I.   Guaranty of
          Payment, dated December 9, 1988, of
          Triumph in favor of the Hongkong and
          Shanghai Banking Corporation.                                   *

                        J.   Stock Purchase
          Agreement, dated as of April 25, 1995,
          between Maidenform Worldwide, Inc.,
          and Triumph, Guenther Spiesshofer and
          Frank Magrone.                                                  1
Previously filed and incorporated herein by reference.
Signature.

       After reasonable inquiry and to the

best of my knowledge and belief, I certify

that the information set forth in this

statement is true, complete and correct.

Dated:   April 26, 1995

                                                      BY RESOLUTION
                         OF THE DIRECTORS OF TRIUMPH INTERNATIONAL
                         OVERSEAS LTD. ("TRIUMPH") ADOPTED ON
                         JANUARY 11, 1989, A COPY OF WHICH IS
                         ATTACHED HERETO, THE UNDERSIGNED, BARRY A.
                         ADELMAN, WAS DULY AUTHORIZED TO SIGN FOR
                         FILING ON BEHALF OF TRIUMPH ALL DOCUMENTS
                         REQUIRED PURSUANT TO FEDERAL SECURITIES
                         LAWS.
                                       TRIUMPH INTERNATIONAL OVERSEAS LTD.
                                                   By: /s/ BARRY A. ADELMAN
                                                      Barry A. Adelman,
                                                      Authorized Representative


                                            BY POWER OF ATTORNEY,
                         DATED JANUARY 21, 1989, A COPY OF
                         WHICH IS ATTACHED HERETO, MR. GUENTHER
                         SPIESSHOFER DULY APPOINTED THE UNDERSIGNED,
                         BARRY A. ADELMAN, AS HIS ATTORNEY-IN-FACT
                         TO SIGN FOR FILING ALL DOCUMENTS REQUIRED
                         PURSUANT TO FEDERAL SECURITIES LAWS.


                                                     /s/ BARRY A. ADELMAN
                                                      GUENTHER SPIESSHOFER

                                                      BY:  Barry  Adelman,
                                                           his Attorney-in-Fact
                        EXHIBIT INDEX


EXHIBIT  DESCRIPTION                                             PAGE
 A.      Letter, dated
     April 20, 1989, from TIHK to Triumph with respect to
     the transfer by TIHK to Triumph of certain shares of
     Common Stock                                                  *

 B.      9 1/2% Unsubordinated Mortgage Note Due April 24,
     1995, dated April 24, 1978, issued by the Company to
     Selreps Trading & Finance N.V.                                 *

 C.    Mortgage, dated May 21, 1975, from Crescent Corset
       Company, Inc. (predecessor of the Company) to Irving
       Trust Company, on the Company's property at 163 Main
       Street, Cortland, New York                                   *

 D.   Guaranty, dated December 9, 1988, of Triumph in favor
      of Chemical Bank                                              *

 E.   Limited Guaranty, dated December 9, 1988, of Triumph
      in favor of Bank feur Gemeinwirtschaft, AG                    *

 F.   Limited Guaranty, dated December 9, 1988, of Triumph
      in favor of Bank feur Gemeinwirtschaft, AG                    *

 G.   Limited Guaranty, dated December 9, 1988, of Triumph
      in favor of Deutsche Bank                                     *

 H.   Unlimited Continuing Guaranty, dated December 9, 1988,
      of Triumph in favor of Marine Midland Bank, N.A.              *

 I.   Guaranty of Payment, dated December 9, 1988, of Triumph
      in favor of the Hongkong and Shanghai Banking Corporation     *

 J.   Stock Purchase Agreement, dated as of April 25, 1995,
      between Maidenform Worldwide, Inc., and Triumph, Guenther
      Spiesshofer and Frank Magrone 18                              1



*Previously filed and incorporated herein by reference.
             TRIUMPH INTERNATIONAL OVERSEAS LTD.


MINUTES OF A MEETING OF DIRECTORS OF THE
COMPANY HELD AT Marsstrasse 40, 8000
Munich 2, West Germany ON THE 11th DAY OF
JANUARY, 1989.


Present: Mr. Guenther Spiesshofer
         Mr. Wolfgang Spiesshofer
         Mr. Dieter Braun
         Mr. Dr. Michael Braun
         Mr. Manfred Beck


1.  Mr. Guenther Spiesshofer took the
chair for the Meeting.

2.  The following resolution was
unanimously adopted:

                   RESOLVED, that Barry
          A. Adelman, 30 Rockefeller
          Plaza, 29th Floor, New York,
          New York 10112, be and he
          hereby is authorized for and on
          behalf of TRIUMPH INTERNATIONAL
          OVERSEAS LTD. (the
          "Corporation"), to enter
          into any bond, share and
          commodity transactions
          relating to NCC Industries,
          Inc., and to do and perform
          any and all necessary acts
          relating to such
          transactions, including the
          filing of any and all
          documents required pursuant
          to Federal or
          state securities laws
          concerning the Corporation's
          ownership of such
          securities.
3.  This concluded the business of the
Meeting.


/s/ GUENTHER SPIESSHOFER

Name: Guenther Spiesshofer

Title: President


/s/ MANFRED BECK

Name: Manfred Beck

Title: Director
    Know All Men by These Agreements, which are intended to constitute a GENERAL POWER OF
ATTORNEY pursuant to Article 5, Title 15 of the
New York General Obligations Law:


    That I (insert name and address of the principal) do hereby appoint BARRY A. ADELMAN, 30
Rockefeller Plaza - 29th Floor, New York, New
York 10112
(insert name and address of the agent, of each agent, if more than one is designated) my attorney(s)-in-fact TO ACT

    (a) If more than one agent is designated and the principal wishes each agent alone to be able to exercise the power conferred, insert in this blank the word "severally".
Failure to make any insertion or the insertion of the word "jointly" will require the agents to act jointly.

   In my name, place and stead in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Title 15 of
Article 5 of the New York General Obligations
Law to the extent that I am permitted by law to act through an agent:
    [Strike out and initial in the opposite box any one or more of the subdivisions as to which the principal does NOT desire to give the agent authority. Such elimination of any one or more of subdivisions (A) to (L), inclusive, shall automatically constitute as elimination also of subdivision (M).
           To strike out
any subdivision the principal must draw a line through the text of that subdivision AND write his initials in the box opposite.

(A) real estate transactions;          [ /s/GS ]

(B) chattel and goods transactions;    [ /s/GS ]

     (C) bond, share and commodity transactions
     relating to NCC Industries, Inc. including
     the filing of any documents required
     pursuant to Federal or state securities
     laws concerning my ownership of such
     securities and the ownership of such
     securities by Triumph International
     Overseas Ltd., a company of which I am
     President;[       ]

     (D) banking transactions;
     [ /s/GS ]

      (E) business operating transactions;
     [ /s/GS ]

     (F) insurance transactions;
     [ /s/GS ]

     (G) estate transactions;
     [ /s/GS ]

     (H) claims and litigation;
     [ /s/GS ]

    (I) personal relationships and affairs;
    [/s/GS ]

      (J) benefits from military services;
     [ /s/GS ]

      (K) records, reports and statements;
     [ /s/GS ]

     (L) full and unqualified authority to my
     attorney(s)-in-fact to delegate any or all
     of the foregoing powers to any
     person or persons whom my attorney(s)-
     infact shall select;
     [ /s/GS ]
     (M) all other matters;
     [/s/GS ]

  This power of attorney shall not be affected
by the subsequent disability or incompetence of
the principal.
  To induce any third party to act hereunder, I
hereby agree that any third party receiving a
duly executed copy or facsimile of this
instrument may act hereunder and that revocation
or termination hereof shall be ineffective as to
such third party unless and until actual notice
or knowledge of such revocation or termination
shall have been received by such third party,
and I for myself and for my heirs,
executors, legal representatives and assigns,
hereby agree to indemnify and hold harmless any
such third party from and against any and all
claims that may arise against such third party by
reason of such third party having relied on the
provisions of this instrument.
  IN WITNESS WHEREOF, I have hereunto signed my
name and affixed my seal this ____ day of   1/21
, 1989.


                          /s/ GUENTHER SPIESSHOFER (Seal)
                          (Signature of Principal)



STATE OF                   COUNTY OF
ss:

       On the        day of               19
before me personally came
to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and he acknowledged to me that he executed the same.